ANNUAL REPORT 2007


08050203





First Merchants Corporation

FIRST MERCHANTS CORPORATION MARKET AREA

First Merchants Corporation is a financial services company focused on building deep, lifelong client relationships. Headquartered in Muncie, Indiana, with four bank subsidiaries, a trust company and a multi-line insurance company, we deliver superior personalized financial solutions to consumer and closely held commercial clients in diverse community markets.

With 66 locations in eighteen Indiana and three Ohio counties, we provide a full range of personal and business services including financing, mortgages, cash flow management services and deposit solutions.

- **FIRST MERCHANTS BANK, N.A.**
  Serves Adams, Delaware, Fayette, Hamilton, Henry, Howard, Jay, Marion, Miami, Randolph, Union, Wabash, Wayne Counties in Indiana, and Butler Ohio.
- **LAFAYETTE BANK & TRUST, N.A.**
  Serves Tippecanoe, Carroll, Jasper and White Counties.
- **FIRST MERCHANTS BANK OF CENTRAL INDIANA, N.A.**
  Serves Madison County.
- **COMMERCE NATIONAL BANK, N.A.**
  Serves Franklin and Hamilton Counties in Ohio.
- **FIRST MERCHANTS TRUST COMPANY**
  One of the largest trust companies in the State of Indiana, provides a full complement of trust and investment services.
- **FIRST MERCHANTS INSURANCE SERVICES**
  Offers an extensive line of commercial insurance products complemented by personal insurance and employee benefit plans.

ANNUAL MEETING

The annual meeting of stockholders of First Merchants Corporation will be held...

TUESDAY, APRIL 29, 2007 · 3:30 PM

Horizon Convention Center
401 South High Street
Muncie, Indiana 47305

CORPORATE HEADQUARTERS

First Merchants Corporation
200 East Jackson Street
Muncie, IN 47305
765.747.1500
www.firstmerchants.com

STOCK SYMBOL: NASDAQ: FRME

FINANCIAL HIGHLIGHTS

Table dollar amounts in thousands, except per share data

	2006	2007
AT YEAR END		
Total Assets	$3,554,870	$3,782,087
Stockholders' Equity	327,325	339,936
Total Loans	2,698,014	2,880,578
Total Investments	465,217	451,167
Total Deposits	2,750,538	2,844,121
Trust Accounts at Market Value (not included in banking assets)	1,653,000	1,652,000
FOR THE YEAR		
Interest Income	$ 208,606	$ 230,733
Interest Expense	98,511	117,613
Net Interest Income	110,095	113,120
Provision for Loan Losses	6,258	8,507
Total Other Income	34,613	40,551
Total Other Expenses	96,057	102,182
Income Tax Expense	12,195	11,343
Net Income	30,198	31,639
PER SHARE		
Basic Net Income	$ 1.64	$ 1.73
Diluted Net Income	1.64	1.73
Cash Dividends	.92	.92
Book Value	17.75	18.88
Market Value (Dec. 31 Bid Price)	27.19	21.84
AVERAGES DURING THE YEAR		
Total Assets	$3,371,386	$3,639,772
Total Loans	2,569,847	2,794,824
Total Investments	457,411	496,603
Total Deposits	2,568,070	2,752,443


DILUTED NET INCOME PER SHARE
$1.63
$1.64
$1.73
2005
2006
2007


DIVIDENDS PER SHARE
$.92
$.92
$.92
2005
2006
2007


AVERAGE ASSETS
(in millions)
$3,179.5
$3,371.4
$3,639.8
2005
2006
2007

TO OUR SHAREHOLDERS

First Merchants ranks among an elite group of public companies that can report the achievement of improved EPS 31 of the last 32 years. It's an accomplishment of which we are quite proud, and focused on sustaining for years to come.

2007 earnings per share totaled $1.73, a 5.5% increase over our 2006 results. Our total assets equaled $3.78 billion, an increase of $227 million, or 6.4 percent. Loans and investments, the Corporation's primary earning assets, totaled $3.33 billion, an increase of $169 million, or 5.3 percent. Total non-interest income increased by $5.9 million, or 17.2 percent. All reported line items produced increases of at least 9.8 percent, reflecting the Corporation's focus on fee-for-service business. The tactical execution of our strategic plan during 2007 is reflective of employee commitment to our customers and our company.

As reported to you last year, we planned and achieved the consolidation of five bank charters into one, creating the largest bank headquartered in East Central Indiana. Throughout this project, our colleagues exemplified themselves as the caring, energetic team members we know them to be, and kept their eye on the customer to ensure that service remains our primary product. A special thanks is owed to our bank board members who served as ambassadors of change in their local communities. Their tireless service and feedback keeps us connected to the issues that matter most to our customers.

We're a financial services company – large, diversified, dynamic, growing and innovative. The consolidation and enhanced focus on our brand provides us with the opportunity to more clearly articulate the core advantages we offer the marketplace:

- WE WORK HARD TO DEVELOP STRONG RELATIONSHIPS WITH OUR CLIENTS.
- OUR CLIENTS BENEFIT FROM LOCAL DECISION MAKING.
- WE OFFER CLIENTS BROAD FINANCIAL SERVICES.

We are organized around our customers. As you'll read in the following pages, the relationships we develop with our customers provide them with a strong foundation upon which they can dream, build and grow. Our business is simple—we must first understand the customer's needs, and then provide professional, personalized service and timely delivery.

Our new tagline, "The strength of big, the service of small" describes how we are structured and how we deliver to our customers. We believe that we have the best of what banking can offer—the strength of our products and delivery systems, coupled with service that is provided locally by bankers who are known and trusted in their communities.

We are transparent to the outside world as a collection of individuals who work each day as one company with one culture...a culture that expects superior results from our company and ourselves. Our competitive advantage is our people. Products and technology do not fulfill the promise behind the brand—people do.

We are a company that has embraced a disciplined approach to the execution of our strategic plan and vision. And, we have a more clearly defined focus on recruiting, developing and retaining great people who know how to build repeatable processes that will create and maintain satisfied customers. It is these customers who allow us to produce the financial results that our shareholders desire.

THE STRENGTH OF BIG. THE SERVICE OF SMALL.

Our new tagline, "The strength of big, the service of small" describes how we are structured and how we deliver to our customers. We believe that we have the best of what banking can offer— the strength of our products and delivery systems, coupled with service that is provided locally by bankers who are known and trusted in their communities.



Charles E. Schalliol, Chairman of the Board and
Michael C. Rechin, President & Chief Executive Officer

At a recent all-employee meeting, we celebrated our 2007 successes and individually recognized those who significantly contributed to our success. As each individual was recognized, their comments were not focused on themselves, but on the support their internal colleagues provided and their drive to serve their customers and communities. If just one word were used to describe the day, it was passion.

Our momentum is growing. We have strong teams, strong boards and a strong, growing company. We expect 2008 to exhibit a softening economy as evidenced by the second half of 2007. To compensate for the softening economy, we will continue to actively manage credit risk in all our business lines, and have increased resources to align growth objectives with prudent balance sheet management. Our conservative financial position is measured by asset quality, accounting and credit policies, capital levels, diversity of revenue sources and dispersing risk by geography, loan size and industry.

Now and in the future, First Merchants will become known as a company that sets high expectations for itself and exceeds those expectations. We are accountable to one another, our customers and our shareholders.

We thank you for your continued investment and interest in First Merchants.

Sincerely,



Michael C. Rechin
President and Chief Executive Officer

HOW FMC PARTNERSHIP


"The First Merchants team are our
'first-responders' when the call comes
for help. Our working relationship with
Jack Demaree, Chris Parker, and the support
staff at First Merchants allows us to have the
agility we need in our competitive industries
to react quickly to opportunities."
— Gary Townsend
Chairman
Townsend Corporation

In post-World War II central Indiana, Vernon and Don Townsend started out with a car, a tool trailer, and a strong work ethic. Driven solely by their desire to make ends meet, the two brothers founded Townsend Tree Service in 1945. Now, 63 years later, Townsend Tree Service stands tall as one of eight companies in The Townsend Corporation.

Headquartered in Parker City, The Townsend Corporation operates in 20 states with 2,300 full-time employees, and a fleet of over 2,400 vehicles. Gary Townsend, Chairman and Chief Executive Officer, and Phil Chambers, President and Chief Operating Officer, have built a growing and diverse company. Since 1993, Townsend Corporation has grown from $25 million in annual revenue to $140 million in 2007.

STRONG RELATIONSHIPS

From its tree and utility service beginnings to its newest business growth sector, wind energy and electrical construction, Townsend Corporation has relied upon the banking expertise of First Merchants since 1985. Gary Townsend commented, "Our relationship with First Merchants is a win-win. We're currently interviewing additional Senior Management candidates, and our banker, Jack Demaree, is on the selection committee."

When asked what makes Townsend so special, Gary and Phil quickly reply, "It's family-owned, and family values still matter. When we're out in the field, it's not unusual to meet someone who has been with us for over 20 years who also have a spouse, child or other relative that work for us."


TOWNSEND
7L130

LOCAL DECISION MAKING

When Hurricane Katrina struck New Orleans in August 2005, Townsend responded by sending more than 700 men to help remove debris and restore power. At a moment's notice, Townsend needed the flexibility to provide food, shelter, and essentials to its storm damage relief crews. "The First Merchants team are our 'first-responders' when the call comes for help. Our working relationship with Jack, Chris Parker, and the support staff at First Merchants allows us to have the agility we need in our competitive industries to react quickly to opportunities," Gary commented. "Over the years, we've had some ideas that were barely written down on paper, and I relied upon Jack to help us get to the next level."



Gary Townsend (left) shares with Jack Demaree (front) Phil Chambers (center) and Chris Parker (right) his recollection of some early company experiences, in contrast to where they are today.

BROAD FINANCIAL SERVICES

With the growth Townsend has enjoyed over the past 15 years, the infrastructure and needs of the company are changing. Phil Chambers is focused on risk mitigation, identifying financial performance, and capital allocation to keep the company growing and prosperous for future generations.

"Townsend is focused on growth while sustaining a community commitment," noted Phil. "Our partnership with First Merchants, given their community emphasis and relationship orientation, is a good match. Our values align, as well as their interest and investment in our success. This partnership extends beyond banking into insurance and trust relationships as well."

RETURN ON ASSETS

2005	2006	2007
.95%	.90%	.87%

RETURN ON EQUITY

2005	2006	2007
9.58%	9.45%	9.56%

EFFICIENCY RATIO*

2005	2006	2007
60.2%	62.2%	62.37%

* indicates the cost to produce a dollar of revenue

LOAN LOSSES*

2005	2006	2007
.23%	.19%	.24%

* as a percent of average loans

initial investment (9/82)	dividends received (through 12/31/07)	market value (bid)
$4,200	$40,938	$68,272

TRADING HISTORY

Listed on NASDAQ/NMS on June 20, 1989

Trading Symbol: FRME

2007 Stock Price Range: High $27.46

Low $18.30

Current bid price as of 12/31/07: $21.84

2007 NASDAQ Trading Volume: 14,151,447 shares

December 31, 2007 • Shares outstanding: 18,002,787

STOCK PERFORMANCE

A purchase of 100 shares in September 1982, when the holding company was organized, would have cost $4,200. Through three 2-for-1 stock splits, three 3-for-2 stock splits, and three five percent (5%) stock dividends, the number of shares held as of December 31, 2007, would be approximately 3,126 with a market value of $68,272. In addition, dividends in the amount of $40,938 would have been paid on the initial investment of $4,200.

FIRST MERCHANTS CORPORATION

BOARD OF DIRECTORS



Charles E. Schalliol
Chairman of the Board
Baker & Daniels, LLP
Attorney/Consultant



Michael C. Rechin
First Merchants Corporation
President
Chief Executive Officer



Richard A. Boehning
Boehning & Clary
Of Counsel



Thomas B. Clark
Jarden Corporation
Chairman of the Board
President
Chief Executive Officer
(retired)



Michael L. Cox
First Merchants Corporation
President
Chief Executive Officer
(retired)



Roderick English
The James Monroe Group
President
Chief Executive Officer



Dr. Jo Ann M. Gora
Ball State University
President



William L. Hoy
Columbus Sign Company
Chief Executive Officer



Barry J. Hudson
First National Bank
Chairman of the Board
(retired)



Terry L. Walker
Muncie Power Products Inc.
Chairman of the Board
President
Chief Executive Director



Jean L. Wojtowicz
Cambridge Capital
Management Corp.
President
Chief Executive Officer



Secretary to the Board
Cynthia G. Holaday
First Merchants Corporation
Vice President

Assistant Secretary to the Board
C. Ronald Hall
First Merchants Corporation
Vice President

Chairman Emeritus
Stefan S. Anderson

EXECUTIVE OFFICERS

Michael C. Rechin
President
Chief Executive Officer

Mark K. Hardwick
Executive Vice President
Chief Financial Officer

Jami L. Bradshaw
Senior Vice President
Chief Accounting Officer

Robert R. Connors
Senior Vice President
Chief Information Officer

Kimberly J. Ellington
Senior Vice President
Human Resources Director

Jeffrey B. Lorentson
Senior Vice President
Chief Risk Officer

David W. Spade
Senior Vice President
Chief Credit Officer

BOARD COMMITTEES

EXECUTIVE COMMITTEE

Richard A. Boehning, Chairperson
Barry J. Hudson
Michael C. Rechin
Charles E. Schalliol

AUDIT COMMITTEE

Jean L. Wojtowicz, Chairperson
Thomas B. Clark
Jo Ann M. Gora
Terry L. Walker

COMPENSATION & HUMAN RESOURCES COMMITTEE

Charles E. Schalliol, Chairperson
Thomas B. Clark
Roderick English

NOMINATING/ GOVERNANCE COMMITTEE

Thomas B. Clark, Chairperson
Richard A. Boehning
Charles E. Schalliol
Jean L. Wojtowicz

PENSION & RETIREMENT INCOME & SAVINGS PLAN ADMINISTRATIVE COMMITTEE

Kimberly J. Ellington, Plan Administrator
Jami L. Bradshaw
Michael C. Rechin

First Merchants Bank

Ronald K. Fauquher
Chairman
Ontario Systems, LLC
Senior Vice President

Dennis A. Bieberich
First Merchants Bank
Senior Executive Officer

Kevan B. Biggs
Ideal Suburban Homes, Inc.
Chief Executive Officer

Thomas E. Chalfant
Chalfant Farms, Inc.
Vice President

Richard A. Daniels
McCullough-Hyde
Memorial Hospital
President
Chief Executive Officer

Greg A. Fleming
Fleming Escavating, Inc.
President

John W. Forrester
Wabash Electric
President

Michael B. Galliher
A.E. Boyce Co., Inc.
President

Thomas K. Gardiner, MD
Cardinal Health Systems, Inc.
Executive Vice President

Dr. Gregory L. Garner
Midwest Eye Consultants, PC
President
Chief Executive Officer

Mark K. Hardwick
First Merchants Corporation
Executive Vice President
Chief Financial Officer

John W. Hartmeyer
Al Pete Meats, Inc.
Chief Executive Officer

Arthur W. Jasen
B. Walter & Co., Inc.
President

Mark A. Kaehr
R & K Incinerator
President

Eric J. Kelly
Masonry Services, Inc.
President

Errol P. Klem
Klem Golf, Inc.
President

Dr. Bonnie R. Maitlen
B.R. Maitlen and Associates
President

James A. Meinerding
First Merchants Bank
President
Chief Executive Officer

Jon H. Moll
DeFur Voran, LLP
Partner

Stephen R. Myron, MD
Preferred Medical
President
Chief Executive Officer

Gerald S. Paul
Medreco, Inc.
President

Robert M. Pearson
Wabash County REMC
Chief Executive Officer

Gary L. Whitenack
Whitenack Farms
Co-Owner

Michael D. Wickersham
Wick's Pies, Inc.
President

Dr. Maria Williams-Hawkins
Ball State University
Associate Professor
of Telecommunications

First Merchants Bank of Central Indiana

George R. Likens
Chairman
Farmer

Michael L. Baker
First Merchants Bank
of Central Indiana
President
Chief Executive Officer

Dr. James L. Edwards
Anderson University
President

Jeffrey A. Jenness
Board of Pensions
Church of God
Executive Secretary

Joseph R. Kilmer
Attorney at Law

C. David Kleinhenn
Kleinhenn Company
President

Robert J. Pensec
Carbide Grinding Company
President

Nancy Ricker
Ricker's Oil
Secretary/Treasurer
Co-Owner

Stephen D. Skaggs
Perfecto Tool & Engineering Co., Inc.
President

Curtis L. Stephenson
First Merchants Insurance Services
President
Chief Executive Officer

Commerce National Bank

Loreto V. Canini
Canini & Pelecchia, Inc.
President

Jameson Crane, Jr.
Crane Group Co.
Vice President

Rhonda J. DeMuth
TDCI, Inc.
Chief Executive Officer

William L. Hoy
Columbus Sign Company
Chief Executive Officer

Clark Kellogg
CBS Sports
Basketball Analyst

Thomas D. McAuliffe
Commerce National Bank
Chairman of the Board

Samuel E. McDaniel
Sam McDaniel, LLC
President

John A. Romelfanger
H & S Forest Products, Inc.
Chief Executive Officer

John W. Royer
Kohl, Royer, Griffith, Inc. (KRG)
President

Richard F. Ruhl
Dick Ruhl Ford Sales, Inc. (retired)

Mark C. Ryan
New Albany Board of Education
Board Member

William A. Wickham
WA Wickham & Associates
Chairman
Chief Executive Officer

David L. Winks
Capital Lighting, Inc.
Vice President

Lafayette Bank & Trust Company

Robert J. Weeder
Chairman
Lafayette Bank & Trust Company
President (retired)

Jeffrey [illegible] Kessler
Vice Chairman of the Board
Stall & Kessler Diamond Center
Co-Owner

Tony S. Albrecht
Lafayette Bank & Trust Company
President
Chief Executive Officer

Kelly V. Busch
KVB Broadcasting
Managing General Partner

W. L. Hancock
PSI Energy
A CINERGY Company
General Manager (retired)

Joseph B. Hornett
Purdue Research Foundation
Senior Vice President
Treasurer

Gary J. Lehman
Fairfield Manufacturing Company, Inc.
President
Chief Executive Officer

Eric P. Meister
GTE North, Inc.
Central Division Manager (retired)

Michael C. Rechin
First Merchants Corporation
President
Chief Executive Officer

Directors Emeriti
Richard A. Boehning
Joseph A. Bonner
Vernon N. Furrer
Robert [illegible] Jeffares
Charles E. Maki
Roy D. Meeks

First Merchants Trust Company

Jon H. Moll
Chairman
DeFur Voran, LLP
Partner

Kimberly [illegible] Ellington
First Merchants Corporation
Senior Vice President
Human Resources Director

Mark K. Hardwick
First Merchants Corporation
Executive Vice President
Chief Financial Officer

Terri E. Matchett
First Merchants Trust Company
President
Chief Executive Officer

Michael C. Rechin
First Merchants Corporation
President
Chief Executive Officer

First Merchants Insurance Services

Mark K. Hardwick
Chairman
First Merchants Corporation
Executive Vice President
Chief Financial Officer

Michael D. Gilbert
First Merchants Insurance Services
Senior Vice President

James A. Meinerding
First Merchants Bank
President
Chief Executive Officer

Michael C. Rechin
First Merchants Corporation
President
Chief Executive Officer

Curt L. Stephenson
First Merchants Insurance Services
President
Chief Executive Officer

First Merchants Reinsurance Co., LTD.

Michael L. Cox
Chairman
First Merchants Corporation
President
Chief Executive Officer (retired)

Mark K. Hardwick
Treasurer
First Merchants Corporation
Executive Vice President
Chief Financial Officer

Brian A. Edwards
Secretary
First Merchants Corporation
Vice President
Financial Services Officer

Indiana Title Insurance Company

David W. Heeter
Chairman
Mutual First Financial, Inc.
Chief Executive Officer

Jerome [illegible] Gassen
Ameriana Bancorp
President
Chief Executive Officer

Mark K. Hardwick
First Merchants Corporation
Executive Vice President
Chief Financial Officer

James W. Smith
Indiana Title Insurance Company
Co-President

James W. Trulock
Indiana Title Insurance Company
Co-President

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K


RECD S.E.C.
MAY 1 9 2008
1086

[Mark One]

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________to_______

Commission file number 0-17071

FIRST MERCHANTS CORPORATION

(Exact name of registrant as specified in its charter)

Indiana	**35-1544218**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
200 East Jackson	**47305-2814**
Muncie, Indiana	(Zip Code)

(Address of principal executive offices)

Registrant's telephone number, including area code: **(765) 747-1500**

Securities registered pursuant to Section 12 (b) of the Act: None

Securities registered pursuant to Section 12 (g) of the Act:

Common Stock, $.125 stated value per share

(Title of class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes [ ] No [X]

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes [ ] No [X]

Indicate by check mark whether the registrant(1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [X]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definition of " large accelerated filer," " accelerated filer," and " smaller reporting company" . Rule 12b-2 of the Exchange Act. Large accelerated filer [ ] Accelerated filer[X] Non-accelerated filer[ ] Smaller Reporting Company [ ]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes [ ] No[X]

The aggregate market value (not necessarily a reliable indication of the price at which more than a limited number of shares would trade) of the voting stock held by non-affiliates of the registrant was $439,397,000 as of the last business day of the registrant's most recently completed second fiscal quarter (June 30, 2007).

As of February 20, 2008 there were 18,551,275 outstanding common shares, without par value, of the registrant.

DOCUMENTS INCORPORATED BY REFERENCE

Documents	Part of Form 10-K into which incorporated
Portions of the Registrant's Definitive Proxy Statement for Annual Meeting of Shareholders to be held April 29, 2008	Part III (Items 10 through 14)

TABLE OF CONTENTS

FIRST MERCHANTS CORPORATION

FIVE-YEAR SUMMARY OF SELECTED FINANCIAL DATA

(Dollars in Thousands, except share data)	2007	2006	2005	2004	2003
Operations					
Net Interest Income					
Fully Taxable Equivalent (FTE) Basis	$ 117,247	$ 114,076	$ 114,907	$ 108,986	$ 106,899
Less Tax Equivalent Adjustment	4,127	3,981	3,778	3,597	3,757
Net Interest Income	113,120	110,095	111,129	105,389	103,142
Provision for Loan Losses	8,507	6,258	8,354	5,705	9,477
Net Interest Income After Provision for Loan Losses	104,613	103,837	102,775	99,684	93,665
Total Other Income	40,551	34,613	34,717	34,554	35,902
Total Other Expenses	102,182	96,057	93,957	91,642	91,279
Income Before Income Tax Expense	42,982	42,393	43,535	42,596	38,288
Income Tax Expense	11,343	12,195	13,296	13,185	10,717
Net Income	$ 31,639	$ 30,198	$ 30,239	$ 29,411	$ 27,571
Per Share Data [1]					
Basic Net Income	$ 1.73	$ 1.64	$ 1.64	$ 1.59	$ 1.51
Diluted Net Income	1.73	1.64	1.63	1.58	1.50
Cash Dividends Paid	.92	.92	.92	.92	.90
December 31 Book Value	18.88	17.75	17.02	16.93	16.42
December 31 Market Value (Bid Price)	21.84	27.19	26.00	28.30	25.51
Average Balances					
Total Assets	$3,639,772	$3,371,386	$3,179,464	$3,109,104	$2,960,195
Total Loans [2]	2,794,824	2,569,847	2,434,134	2,369,017	2,281,614
Total Deposits	2,752,443	2,568,070	2,418,752	2,365,306	2,257,075
Securities Sold Under Repurchase Agreements (long-term portion)				181	
Total Federal Home Loan Bank Advances	259,463	234,629	227,311	225,375	208,733
Total Subordinated Debentures, Revolving Credit Lines and Term Loans	104,680	99,456	106,811	96,230	94,203
Total Stockholders' Equity	330,786	319,519	315,525	310,004	293,603
Year-end Balances					
Total Assets	$3,782,087	$3,554,870	$3,237,079	$3,191,668	$3,076,812
Total Loans [2]	2,880,578	2,698,014	2,462,337	2,431,418	2,356,546
Total Deposits	2,884,121	2,750,538	2,382,576	2,408,150	2,362,101
Securities Sold Under Repurchase Agreements (long-term portion)				320	
Total Federal Home Loan Bank Advances	294,101	242,408	247,865	223,663	212,779
Total Subordinated Debentures, Revolving Credit Lines and Term Loans	115,826	83,956	103,956	97,206	97,782
Total Stockholders' Equity	339,936	327,325	313,396	314,603	303,965
Financial Ratios					
Return on Average Assets	.87%	.90%	.95%	.95%	.93%
Return on Average Stockholders' Equity	9.56	9.45	9.58	9.49	9.39
Average Earning Assets to Total Assets	90.91	91.15	90.93	90.28	89.99
Allowance for Loan Losses as % of Total Loans	.98	.99	1.02	.93	1.08
Dividend Payout Ratio	53.18	56.10	56.44	58.23	60.00
Average Stockholders' Equity to Average Assets	9.09	9.48	9.92	9.97	9.92
Tax Equivalent Yield on Earning Assets	7.10	6.92	6.26	5.72	5.98
Cost of Supporting Liabilities	3.55	3.21	2.29	1.84	1.97
Net Interest Margin on Earning Assets	3.55	3.71	3.97	3.88	4.01

[1] **Restated for all stock dividends and stock splits.**
[2] **Includes loans held for sale.**

FORWARD-LOOKING STATEMENTS

First Merchants Corporation ("Corporation") from time to time includes forward-looking statements in its oral and written communication. The Corporation may include forward-looking statements in filings with the Securities and Exchange Commission, such as Form 10-K and Form 10-Q, in other written materials and in oral statements made by senior management to analysts, investors, representatives of the media and others. The Corporation intends these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, and the Corporation is including this statement for purposes of these safe harbor provisions. Forward-looking statements can often be identified by the use of words like "believe", "continue", "pattern", "estimate", "project", "intend", "anticipate", "expect" and similar expressions or future or conditional verbs such as "will", "would", "should", "could", "might", "can", "may" or similar expressions. These forward-looking statements include:

- statements of the Corporation's goals, intentions and expectations;
- statements regarding the Corporation's business plan and growth strategies;
- statements regarding the asset quality of the Corporation's loan and investment portfolios; and
- estimates of the Corporation's risks and future costs and benefits.

These forward-looking statements are subject to significant risks, assumptions and uncertainties, including, among other things, those discussed in Item 1A, "RISK FACTORS".

Because of these and other uncertainties, the Corporation's actual future results may be materially different from the results indicated by these forward-looking statements. In addition, the Corporation's past results of operations do not necessarily indicate its future results.

PART I

Item 1. BUSINESS

GENERAL

First Merchants Corporation (the "Corporation") is a financial holding company headquartered in Muncie, Indiana. The Corporation's Common Stock is traded on NASDAQ's National Market System under the symbol FRME and was organized in September 1982. Since its organization, the Corporation has grown to include four affiliate banks with sixty-six banking locations in eighteen Indiana and three Ohio counties. In addition to its branch network, the Corporation's delivery channels include ATMs, check cards, interactive voice response systems and internet technology. The Corporation's business activities are currently limited to one significant business segment, which is community banking.

The bank subsidiaries of the Corporation include the following:

- First Merchants Bank, National Association ("First Merchants") in Delaware, Hamilton, Marion, Henry, Randolph, Union, Fayette, Wayne, Butler (OH), Jay, Adams, Wabash, Howard and Miami counties;
- First Merchants Bank of Central Indiana, National Association ("Central Indiana") in Madison County;
- Lafayette Bank and Trust Company, National Association ("Lafayette"), in Tippecanoe, Carroll, Jasper, and White counties; and
- Commerce National Bank ("Commerce") in Franklin and Hamilton counties in Ohio.

The Corporation operates First Merchants Trust Company, National Association, a trust and asset management services company. The Corporation also operates First Merchants Insurance Services, Inc., a full-service property, casualty, personal lines, and employee benefit insurance agency headquartered in Muncie, Indiana. The Corporation is also the majority owner of Indiana Title Insurance Company, LLC, which is a full-service title insurance agency. The Corporation operates First Merchants Reinsurance Co. Ltd., a small life reinsurance company whose primary business includes underwriting short-duration contracts of credit life and accidental and health insurance policies and debt cancellation contracts. Such policies and contracts are purchased by the Corporation's bank customers to cover the amount of debt incurred by the insured. No policies are issued for loans other than those originated by the subsidiary banks. First Merchants Reinsurance Co. Ltd. limits its self-insurance risk to the first $15,000 of exposure under each credit life policy and $350 per month on each accident and health policy. The company maintains the same standard for its debt cancellation contracts. The total self-insurance exposure as of December 31, 2007 totaled $22.5 million. All inter-company transactions are eliminated during the preparation of consolidated financial statements.

On April 1, 2007, the Corporation combined five of its bank charters into one. Frances Slocum Bank & Trust Company, National Association, Decatur Bank & Trust Company, National Association, The First National Bank of Portland and United Communities National Bank combined with First Merchants Bank, N.A. Also on April 1, 2007, the name of The Madison Community Bank was changed to First Merchants Bank of Central Indiana, National Association.

As of December 31, 2007, the Corporation had consolidated assets of $3.8 billion, consolidated deposits of $2.8 billion and stockholders' equity of $340 million. The Corporation is presently engaged in conducting commercial banking business through the offices of its four banking subsidiaries. As of December 31, 2007, the Corporation and its subsidiaries had 1,121 full-time equivalent employees.

Through its bank subsidiaries, the Corporation offers a broad range of financial services, including accepting time, savings and demand deposits; making consumer, commercial, agri-business and real estate mortgage loans; renting safe deposit facilities; providing personal and corporate trust services; providing full-service brokerage; and providing other corporate services, letters of credit and repurchase agreements. Through various non-bank subsidiaries, the Corporation also offers personal and commercial lines of insurance and engages in the title agency business and the reinsurance of credit life, accident, and health insurance.

AVAILABLE INFORMATION

The Corporation makes its Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, available on its website at www.firstmerchants.com without charge, as soon as reasonably practicable after such reports are electronically filed with, or furnished to, the Securities and Exchange Commission. These documents can also be read and copied at the Securities and Exchange Commission's Public Reference Room at 100 F Street, NE, Washington, D.C. 20549.

GENERAL continued

Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public at the Securities and Exchange Commission's website at http://www.sec.gov. Additionally, the Corporation will also provide without charge, a copy of its Annual Report on Form 10-K to any shareholder by mail. Requests should be sent to Ms. Cindy Holaday, Shareholder Relations Officer, First Merchants Corporation, P.O. Box 792, Muncie, IN 47308-0792.

ACQUISITION POLICY

The Corporation anticipates that it will continue its policy of geographic expansion of its banking business through the acquisition of banks whose operations are consistent with its banking philosophy. Management routinely explores opportunities to acquire financial institutions and other financial services-related businesses and to enter into strategic alliances to expand the scope of its services and its customer base.

COMPETITION

The Corporation's banking subsidiaries are located in Indiana and Ohio counties where other financial services companies provide similar banking services. In addition to the competition provided by the lending and deposit gathering subsidiaries of national manufacturers, retailers, insurance companies and investment brokers, the banking subsidiaries compete vigorously with other banks, thrift institutions, credit unions and finance companies located within their service areas.

REGULATION AND SUPERVISION OF FIRST MERCHANTS CORPORATION AND SUBSIDIARIES

BANK HOLDING COMPANY REGULATION

The Corporation is registered as a bank holding company and has elected to be a financial holding company. It is subject to the supervision of, and regulation by the Board of Governors of the Federal Reserve System ("Federal Reserve") under the Bank Holding Company Act of 1956, as amended (the "BHC Act"). Bank holding companies are required to file periodic reports with and are subject to periodic examination by the Federal Reserve. The Federal Reserve has issued regulations under the BHC Act requiring a bank holding company to serve as a source of financial and managerial strength to its subsidiary banks. Thus, it is the policy of the Federal Reserve that a bank holding company should stand ready to use its resources to provide adequate capital funds to its subsidiary banks during periods of financial stress or adversity. Additionally, under the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA"), a bank holding company is required to guarantee the compliance of any subsidiary bank that may become "undercapitalized" (as defined in the FDICIA section of this Form 10-K) with the terms of any capital restoration plan filed by such subsidiary with its appropriate federal banking agency. Under the BHC Act, the Federal Reserve has the authority to require a bank holding company to terminate any activity or relinquish control of a non-bank subsidiary (other than a non-bank subsidiary of a bank) upon the determination that such activity constitutes a serious risk to the financial stability of any bank subsidiary.

The BHC Act requires the Corporation to obtain the prior approval of the Federal Reserve before:

1. Acquiring direct or indirect control or ownership of any voting shares of any bank or bank holding company if, after such acquisition, the bank holding company will directly or indirectly own or control more than 5% of the voting shares of the bank or bank holding company;
2. Merging or consolidating with another bank holding company; or
3. Acquiring substantially all of the assets of any bank.

The BHC Act generally prohibits bank holding companies that have not become financial holding companies from (i) engaging in activities other than banking or managing or controlling banks or other permissible subsidiaries, and (ii) acquiring or retaining direct or indirect control of any company engaged in the activities other than those activities determined by the Federal Reserve to be closely related to banking or managing or controlling banks.

The BHC Act does not place territorial restrictions on such non-banking related activities.

CAPITAL ADEQUACY GUIDELINES FOR BANK HOLDING COMPANIES

The Corporation is required to comply with the Federal Reserve's risk-based capital guidelines. These guidelines require a minimum ratio of capital to risk-weighted assets of 8% (including certain off-balance sheet activities such as standby letters of credit). At least half of the total required capital must be "Tier 1 capital," consisting principally of stockholders' equity, noncumulative perpetual preferred stock, a limited amount of cumulative perpetual preferred stock and minority interest in the equity accounts of consolidated subsidiaries, less certain goodwill items. The remainder may consist of a limited amount of subordinate debt and intermediate-term preferred stock, certain hybrid capital instruments and other debt securities, cumulative perpetual preferred stock, and a limited amount of the general loan loss allowance.

CAPITAL ADEQUACY GUIDELINES FOR BANK HOLDING COMPANIES continued

In addition to the risk-based capital guidelines, the Federal Reserve has adopted a Tier 1 (leverage) capital ratio under which the Corporation must maintain a minimum level of Tier 1 capital to average total consolidated assets. The ratio is 3% in the case of bank holding companies, which have the highest regulatory examination ratings and are not contemplating significant growth or expansion. All other bank holding companies are expected to maintain a ratio of at least 1% to 2% above the stated minimum.

The following are the Corporation's regulatory capital ratios as of December 31, 2007:

	Corporation	Regulatory Minimum Requirement
Tier 1 Capital: (to Risk-weighted Assets)	8.8%	4.0%
Total Capital:	10.6%	8.0%

BANK REGULATION

Each of the Corporation's bank subsidiaries are national banks and are supervised, regulated and examined by the Office of the Comptroller of the Currency (the "OCC"). The OCC has the authority to issue cease-and-desist orders if it determines that activities of the bank regularly represent an unsafe and unsound banking practice or a violation of law. Federal law extensively regulates various aspects of the banking business such as reserve requirements, truth-in-lending and truth-in-savings disclosures, equal credit opportunity, fair credit reporting, trading in securities and other aspects of banking operations. Current federal law also requires banks, among other things, to make deposited funds available within specified time periods.

BANK CAPITAL REQUIREMENTS

The OCC has adopted risk-based capital ratio guidelines to which national banks are subject. The guidelines establish a framework that makes regulatory capital requirements more sensitive to differences in risk profiles. Risk-based capital ratios are determined by allocating assets and specified off-balance sheet commitments to four risk-weighted categories, with higher levels of capital being required for the categories perceived as representing greater risk.

Like the capital guidelines established by the Federal Reserve, these guidelines divide a bank's capital into tiers. Banks are required to maintain a total risk-based capital ratio of 8%. The OCC may, however, set higher capital requirements when a bank's particular circumstances warrant. Banks experiencing or anticipating significant growth are expected to maintain capital ratios, including tangible capital positions, well above the minimum levels.

In addition, the OCC established guidelines prescribing a minimum Tier 1 leverage ratio (Tier 1 capital to adjusted total assets as specified in the guidelines). These guidelines provide for a minimum Tier 1 leverage ratio of 3% for banks that meet specified criteria, including that they have the highest regulatory rating and are not experiencing or anticipating significant growth. All other banks are required to maintain a Tier 1 leverage ratio of 3% plus an additional 100 to 200 basis points.

All of the Corporation's affiliate banks exceed the risk-based capital guidelines of the OCC as of December 31, 2007.

FDIC IMPROVEMENT ACT OF 1991

The Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA") requires, among other things, federal bank regulatory authorities to take "prompt corrective action" with respect to banks, which do not meet minimum capital requirements. For these purposes, FDICIA establishes five capital tiers: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized. The FDIC has adopted regulations to implement the prompt corrective action provisions of FDICIA.

"Undercapitalized" banks are subject to growth limitations and are required to submit a capital restoration plan. A bank's compliance with such plan is required to be guaranteed by the bank's parent holding company. If an "undercapitalized" bank fails to submit an acceptable plan, it is treated as if it is significantly

FDIC IMPROVEMENT ACT OF 1991 continued

undercapitalized. "Significantly undercapitalized" banks are subject to one or more restrictions, including an order by the FDIC to sell sufficient voting stock to become adequately capitalized, requirements to reduce total assets and cease receipt of deposits from correspondent banks, and restrictions on compensation of executive officers. "Critically undercapitalized" institutions may not, beginning 60 days after becoming "critically undercapitalized," make any payment of principal or interest on certain subordinated debt or extend credit for a highly leveraged transaction or enter into any transaction outside the ordinary course of business. In addition, "critically undercapitalized" institutions are subject to appointment of a receiver or conservator.

As of December 31, 2007, each bank subsidiary of First Merchants is "well capitalized" based on the "prompt corrective action" ratios and deadlines described above. It should be noted, however, that a bank's capital category is determined solely for the purpose of applying the OCC's "prompt corrective action" regulations and that the capital category may not constitute an accurate representation of the bank's overall financial condition or prospects.

DEPOSIT INSURANCE

The Corporation's affiliated banks are insured up to regulatory limits by the FDIC; and, accordingly, are subject to deposit insurance assessments to maintain the Bank Insurance Fund (the "BIF") and the Savings Association Insurance Fund ("SAIF") administered by the FDIC. The FDIC has adopted regulations establishing a permanent risk-related deposit insurance assessment system. Under this system, the FDIC places each insured bank in one of nine risk categories based on (i) the bank's capitalization, and (ii) supervisory evaluations provided to the FDIC by the institution's primary federal regulator. Each insured bank's insurance assessment rate is then determined by the risk category in which it is classified by the FDIC.

DIVIDEND LIMITATIONS

National banking laws restrict the amount of dividends that an affiliate bank may declare in a year without obtaining prior regulatory approval. National banks are limited to the bank's retained net income (as defined) for the current year plus those for the previous two years. At December 31, 2007, the Corporation's affiliate banks had a total of $40,084,000 retained net profits available for 2008 dividends to the Corporation without prior regulatory approval.

BROKERED DEPOSITS

Under FDIC regulations, no FDIC-insured depository institution can accept brokered deposits unless it (i) is well capitalized, or (ii) is adequately capitalized and received a waiver from the FDIC. In addition, these regulations prohibit any depository institution that is not well capitalized from (a) paying an interest rate on deposits in excess of 76 basis points over certain prevailing market rates or (b) offering "pass through" deposit insurance on certain employee benefit plan accounts unless it provides certain notice to affected depositors.

INTERSTATE BANKING AND BRANCHING

Under the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 ("Riegle-Neal"), subject to certain concentration limits, required regulatory approvals and other requirements, (i) financial holding companies such as the Corporation are permitted to acquire banks and bank holding companies located in any state; (ii) any bank that is a subsidiary of a bank holding company is permitted to receive deposits, renew time deposits, close loans, service loans and receive loan payments as an agent for any other bank subsidiary of that holding company; and (iii) banks are permitted to acquire branch offices outside their home states by merging with out-of-state banks, purchasing branches in other states, and establishing de novo branch offices in other states.

FINANCIAL SERVICES MODERNIZATION ACT

The Gramm-Leach-Bliley Act of 1999 (the "Financial Services Modernization Act") establishes a comprehensive framework to permit affiliations among commercial banks, insurance companies, securities firms, and other financial service providers by revising and expanding the existing BHC Act. Under this legislation, bank holding companies would be permitted to conduct essentially unlimited securities and insurance activities as well as other activities determined by the Federal Reserve Board to be financial in nature or related to financial services. As a result, the Corporation is able to provide securities and insurance services. Furthermore, under this legislation, the Corporation is able to acquire, or be acquired, by brokerage and

FINANCIAL SERVICES MODERNIZATION ACT continued

securities firms and insurance underwriters. In addition, the Financial Services Modernization Act broadens the activities that may be conducted by national banks through the formation of financial subsidiaries. Finally, the Financial Services Modernization Act modifies the laws governing the implementation of the Community Reinvestment Act and addresses a variety of other legal and regulatory issues affecting both day-to-day operations and long-term activities of financial institutions.

A bank holding company may become a financial holding company if each of its subsidiary banks is well capitalized, is well managed and has at least a satisfactory rating under the Community Reinvestment Act, by filing a declaration that the bank holding company wishes to become a financial holding company. Also effective March 11, 2000, no regulatory approval is required for a financial holding company to acquire a company, other than a bank or savings association, engaged in activities that are financial in nature or incidental to activities that are financial in nature, as determined by the Federal Reserve Board. The Federal Reserve Bank of Chicago approved the Corporation's application to become a Financial Holding Company effective September 13, 2000.

USA PATRIOT ACT

As part of the USA Patriot Act, signed into law on October 26, 2001, Congress adopted the International Money Laundering Abatement and Financial Anti-Terrorism Act of 2001 (the "Act"). The Act authorizes the Secretary of the Treasury, in consultation with the heads of other government agencies, to adopt special measures applicable to financial institutions such as banks, bank holding companies, broker-dealers and insurance companies. Among its other provisions, the Act requires each financial institution: (i) to establish an anti-money laundering program; (ii) to establish due diligence policies, procedures and controls that are reasonably designed to detect and report instances of money laundering in United States private banking accounts and correspondent accounts maintained for non-United States persons or their representatives; and (iii) to avoid establishing, maintaining, administering, or managing correspondent accounts in the United States for, or on behalf of, a foreign shell bank that does not have a physical presence in any country. In addition, the Act expands the circumstances under which funds in a bank account may be forfeited and requires covered financial institutions to respond under certain circumstances to requests for information from federal banking agencies within 120 hours.

Treasury regulations implementing the due diligence requirements were issued in 2002. These regulations required minimum standards to verify customer identity, encouraged cooperation among financial institutions, federal banking agencies, and law enforcement authorities regarding possible money laundering or terrorist activities, prohibited the anonymous use of "concentration accounts," and required all covered financial institutions to have in place an anti-money laundering compliance program.

The Act also amended the Bank Holding Company Act and the Bank Merger Act to require the federal banking agencies to consider the effectiveness of a financial institution's anti-money laundering activities when reviewing an application under these acts.

THE SARBANES-OXLEY ACT

The Sarbanes-Oxley Act of 2002 ("Sarbanes-Oxley Act"), which became law on July 30, 2002, added new legal requirements for public companies affecting corporate governance, accounting and corporate reporting. The Sarbanes-Oxley Act provides for, among other things:

- a prohibition on personal loans made or arranged by the issuer to its directors and executive officers (except for loans made by a bank subject to Regulation O);
- independence requirements for audit committee members;
- independence requirements for company auditors;
- certification of financial statements on Forms 10-K and 10-Q reports by the chief executive officer and the chief financial officer;
- the forfeiture by the chief executive officer and chief financial officer of bonuses or other incentive-based compensation and profits from the sale of an issuer's securities by such officers in the twelve-month period following initial publication of any financial statements that later require restatement due to corporate misconduct;
- disclosure of off-balance sheet transactions;
- two-business day filing requirements for insiders filing Form 4s;
- disclosure of a code of ethics for financial officers and filing a Form 8-K for a change in or waiver of such code;

THE SARBANES-OXLEY ACT continued

- the reporting of securities violations "up the ladder" by both in-house and outside attorneys;
- restrictions on the use of non-GAAP financial measures in press releases and SEC filings;
- the formation of a public accounting oversight board; and
- various increased criminal penalties for violations of securities laws.

The Sarbanes-Oxley Act contains provisions, which became effective upon enactment on July 30, 2002, including provisions, which became effective from within 30 days to one year from enactment. The SEC has been delegated the task of enacting rules to implement various provisions. In addition, each of the national stock exchanges developed new corporate governance rules, including rules strengthening director independence requirements for boards, the adoption of corporate governance codes and charters for the nominating, corporate governance and audit committees.

ADDITIONAL MATTERS

The Corporation and its affiliate banks are subject to the Federal Reserve Act, which restricts financial transactions between banks and affiliated companies. The statute limits credit transactions between banks, affiliated companies and its executive officers and its affiliates. The statute prescribes terms and conditions for bank affiliate transactions deemed to be consistent with safe and sound banking practices, and restricts the types of collateral security permitted in connection with the bank's extension of credit to an affiliate. Additionally, all transactions with an affiliate must be on terms substantially the same or at least as favorable to the institution as those prevailing at the time for comparable transactions with non-affiliated parties.

In addition to the matters discussed above, the Corporation's affiliate banks are subject to additional regulation of their activities, including a variety of consumer protection regulations affecting their lending, deposit and collection activities and regulations affecting secondary mortgage market activities.

The earnings of financial institutions are also affected by general economic conditions and prevailing interest rates, both domestic and foreign, and by the monetary and fiscal policies of the United States Government and its various agencies, particularly the Federal Reserve. The Federal Reserve regulates the supply of credit in order to influence general economic conditions, primarily through open market operations in United States government obligations, varying the discount rate on financial institution borrowings, varying reserve requirements against financial institution deposits, and restricting certain borrowings by financial institutions and their subsidiaries. The monetary policies of the Federal Reserve have had a significant effect on the operating results of the bank subsidiaries in the past and are expected to continue to do so in the future.

Additional legislation and administrative actions affecting the banking industry may be considered by the United States Congress, state legislatures and various regulatory agencies, including those referred to above. It cannot be predicted with certainty whether such legislation or administrative action will be enacted or the extent to which the banking industry in general or the Corporation and its affiliate banks in particular would be affected.

STATISTICAL DATA

The following tables set forth statistical data on the Corporation and its subsidiaries.

DISTRIBUTION OF ASSETS, LIABILITIES AND STOCKHOLDERS' EQUITY; INTEREST RATES AND INTEREST DIFFERENTIAL

The daily average balance sheet amounts, the related interest income or expense, and average rates earned or paid are presented in the following table:

(Dollars in Thousands)	Average Balance	Interest Income/ Balance	Average Rate	Average Balance	Interest Income/ Balance	Average Rate	Average Balance	Interest Income/ Balance	Average Rate
		2007			2006			2005	
Assets:									
Federal Funds Sold	$ 3,308	$ 172	5.2%	$ 6,983	$ 373	5.3%	$ 8,385	$ 264	3.1%
Interest-bearing Deposits	10,580	582	5.5	7,831	500	6.4	16,683	695	4.2
Federal Reserve and Federal Home Loan Bank Stock	24,221	1,299	5.4	23,473	1,256	5.4	23,019	1,185	5.1
Securities: [1]									
Taxable	300,854	13,744	4.6	289,692	12,316	4.3	263,435	9,612	3.6
Tax-exempt [2]	175,152	10,074	5.8	175,072	10,100	5.8	162,965	9,807	6.0
Total Securities	476,006	23,818	5.0	464,764	22,416	4.8	426,400	19,419	4.6
Mortgage Loans Held for Sale	6,107	549	9.0	4,620	176	3.8	2,746	113	4.1
Loans: [3]									
Commercial	1,955,750	151,158	7.7	1,704,026	128,888	7.6	1,569,270	105,740	6.7
Real Estate Mortgage	412,008	26,288	6.4	441,407	27,813	6.3	464,426	27,334	5.9
Installment	400,191	29,276	7.3	405,006	29,891	7.4	385,097	25,248	6.6
Tax-exempt [2]	20,768	1,718	8.3	14,788	1,274	8.6	12,595	989	7.9
Total Loans	2,794,824	208,989	7.5	2,569,847	188,042	7.3	2,434,134	159,424	6.5
Total Earning Assets	3,308,939	234,860	7.1	3,072,898	212,587	6.9	2,908,621	180,987	6.3
Net Unrealized Gain (Loss) on Securities Available for Sale	(3,624)			(7,353)			(1,217)		
Allowance for Loan Losses	(27,495)			(26,443)			(24,889)		
Cash and Due from Banks	64,571			58,305			53,037		
Premises and Equipment	43,945			40,227			38,284		
Other Assets	253,436			233,752			205,628		
Total Assets	$3,639,772			$3,371,386			$3,179,464		
Liabilities:									
Interest-bearing Deposits:									
NOW Accounts	$ 490,908	11,034	2.2%	$ 396,477	6,065	1.5%	$ 395,356	2,058	0.5%
Money Market Deposit Accounts	246,706	7,648	3.1	251,746	7,551	3.0	280,508	4,899	1.7
Savings Deposits	264,134	4,604	1.7	259,052	3,927	1.5	319,552	2,583	0.8
Certificates and Other Time Deposits	1,407,151	66,635	4.7	1,333,408	56,771	4.3	1,149,679	36,581	3.2
Total Interest-bearing Deposits	2,408,899	89,921	3.7	2,240,683	74,314	3.3	2,145,095	46,121	2.2
Borrowings	515,562	27,692	5.4	445,806	24,197	5.4	412,091	19,959	4.8
Total Interest-bearing Liabilities	2,924,461	117,613	4.0	2,686,489	98,511	3.7	2,557,186	66,080	2.6
Noninterest-bearing Deposits	343,544			327,387			273,657		
Other Liabilities	40,981			37,991			33,096		
Total Liabilities	3,308,986			3,051,867			2,863,939		
Stockholders' Equity	330,786			319,519			315,525		
Total Liabilities and Stockholders' Equity	$3,639,772	117,613	3.6	$3,371,386	98,511	3.2	$3,179,464	66,080	2.3
Net Interest Income		$117,247			$114,076			$114,907	
Net Interest Margin			3.5			3.7			4.0

[1] Average balance of securities is computed based on the average of the historical amortized cost balances without the effects of the fair value adjustment.
[2] Tax-exempt securities and loans are presented on a fully taxable equivalent basis, using a marginal tax rate of 35% for 2007, 2006, and 2005. Those totals equal $4,127, $3,981 and $3,778, respectively.
[3] Nonaccruing loans have been included in the average balances.

ANALYSIS OF CHANGES IN NET INTEREST INCOME

The following table presents net interest income components on a tax-equivalent basis and reflects changes between periods attributable to movement in either the average balance or average interest rate for both earning assets and interest-bearing liabilities. The volume differences were computed as the difference in volume between the current and prior year times the interest rate of the prior year, while the interest rate changes were computed as the difference in rate between the current and prior year times the volume of the prior year. Volume/rate variances have been allocated on the basis of the absolute relationship between volume variances and rate variances.

(Dollars in Thousands on Fully Taxable Equivalent Basis)	2007 Compared to 2006 Increase (Decrease) Due To			2006 Compared to 2005 Increase (Decrease) Due To		
	Volume	Rate	Total	Volume	Rate	Total
Interest Income:						
Federal Funds Sold	$ (298)	$ 97	$ (201)	$ (50)	$ 159	$ 109
Interest-bearing Deposits	200	(118)	82	(467)	272	(195)
Federal Reserve and Federal Home Loan Bank Stock	40	3	43	24	47	71
Securities	550	852	1,402	1,809	1,188	2,997
Mortgage Loans Held for Sale	71	302	373	72	(9)	63
Loans	16,640	3,934	20,574	9,098	19,457	28,555
Totals	17,203	5,070	22,273	10,486	21,114	31,600
Interest Expense:						
NOW Accounts	1,673	3,296	4,969	6	4,001	4,007
Money Market Deposit Accounts	(153)	250	97	(547)	3,199	2,652
Savings Deposits	78	599	677	(565)	1,909	1,344
Certificates and Other Time Deposits	3,256	6,608	9,864	6,480	13,710	20,190
Borrowings	3,749	(254)	3,495	1,713	2,525	4,238
Totals	8,603	10,499	19,102	7,087	25,344	32,431
Change in Net Interest Income (Fully Taxable Equivalent Basis)	$ 8,600	$ (5,429)	$ 3,171	$ 3,399	$ (4,230)	$ (831)
Tax Equivalent Adjustment Using Marginal Rate of 35% for 2007, 2006, and 2005			(146)			(203)
Change in Net Interest Income			$ 3,025			$ (1,034)

PART I: ITEM 1. BUSINESS

INVESTMENT SECURITIES

The amortized cost, gross unrealized gains, gross unrealized losses and approximate market value of the investment securities at the dates indicated were:

(Dollars in Thousands)	AMORTIZED COST	GROSS UNREALIZED GAINS	GROSS UNREALIZED LOSSES	FAIR VALUE
Available for Sale at December 31, 2007				
U.S. Treasury	$ 1,501	$ 18		$ 1,519
U.S. Government-sponsored Agency Securities	67,793	240	$ 98	67,935
State and Municipal	150,744	2,324	156	152,912
Mortgage-backed Securities	199,591	1,654	1,444	199,801
Corporate Obligations	13,740		1,294	12,446
Marketable Equity Securities	6,835		612	6,223
Total Available for Sale	440,204	4,236	3,604	440,836
Held to Maturity at December 31, 2007				
State and Municipal	10,317	237	298	10,256
Mortgage-backed Securities	14			14
Total Held to Maturity	10,331	237	298	10,270
Total Investment Securities	$450,535	$ 4,473	$ 3,902	$451,106
Available for Sale at December 31, 2006				
U.S. Treasury	$ 1,502	$ 1		$ 1,503
U.S. Government-sponsored Agency Securities	87,193	69	$ 1,284	85,978
State and Municipal	168,262	2,251	892	169,621
Mortgage-backed Securities	195,228	600	3,983	191,845
Other Asset-backed Securities				
Marketable Equity Securities	7,296		310	6,986
Total Available for Sale	459,481	2,921	6,469	455,933
Held to Maturity at December 31, 2006				
State and Municipal	9,266	432	200	9,498
Mortgage-backed Securities	18			18
Total Held to Maturity	9,284	432	200	9,516
Total Investment Securities	$468,765	$ 3,353	$ 6,669	$465,449
Available for Sale at December 31, 2005				
U.S. Treasury	$ 1,586		$ 1	$ 1,585
U.S. Government-sponsored Agency Securities	83,026	$ 1	1,836	81,191
State and Municipal	167,095	2,159	1,131	168,123
Mortgage-backed Securities	168,019	139	5,656	162,502
Other Asset-backed Securities	1			1
Marketable equity securities	9,660		435	9,225
Total Available for Sale	429,387	2,299	9,059	422,627
Held to Maturity at December 31, 2005				
State and Municipal	11,609	283	412	11,480
Mortgage-backed Securities	30			30
Total Held to Maturity	11,639	283	412	11,510
Total Investment Securities	$441,026	$ 2,582	$ 9,471	$434,137

(Dollars in Thousands)	Cost	Yield	Cost	Yield	Cost	Yield
	2007		2006		2005	
Federal Reserve and Federal Home Loan Bank Stock at December 31:						
Federal Reserve Bank Stock	$ 9,223	6.0%	$ 9,091	6.0%	$ 8,913	6.0%
Federal Home Loan Bank Stock	16,027	4.3	14,600	4.3	14,287	4.3
Total	$25,250	4.9%	$23,691	4.9%	$23,200	4.9%

The fair value of Federal Reserve and Federal Home Loan Bank stock approximates cost.

INVESTMENT SECURITIES continued

There were no issuers included in our investment security portfolio at December 31, 2007, 2006 or 2005 where the aggregate carrying value of any one issuer exceeded 10 percent of the Corporation's stockholders' equity at those dates. The term "issuer" excludes the U.S. Government and its sponsored agencies and corporations.

The maturity distribution (Dollars in Thousands) and average yields for the securities portfolio at December 31, 2007 were:

Securities available for sale December 31, 2007:

(Dollars in Thousands)	Within 1 Year Amount	Within 1 Year Yield[1]	1-5 Years Amount	1-5 Years Yield[1]	5-10 Years Amount	5-10 Years Yield[1]
U.S. Treasury	$ 1,519	4.8%				
U.S. Government-sponsored Agency Securities	43,357	3.8	$ 24,479	4.7	$ 99	4.6%
State and Municipal	31,580	4.4	74,076	5.3	39,371	6.6
Corporate Obligations			30	0.0		
Total	$76,456	4.1%	$ 98,585	5.1%	$39,470	6.6%

	Due After Ten Years Amount	Due After Ten Years Yield[1]	Marketable Equity and Mortgage - Backed Securities Amount	Marketable Equity and Mortgage - Backed Securities Yield[1]	Total Amount	Total Yield[1]
U.S. Treasury					$ 1,519	4.8%
U.S. Government-sponsored Agency Securities					67,935	4.1
State and Municipal	$ 7,885	7.8%			152,912	5.6
Marketable Equity Securities			$ 6,223	5.5%	6,223	5.5
Corporate Obligations	12,416	6.5			12,446	6.5
Mortgage-backed Securities			199,801	4.8	199,801	4.8
Total	$ 20,301	7.0%	$ 206,024	4.8%	$440,836	5.0%

Securities held to maturity at December 31, 2007:

(Dollars in Thousands)	Within 1 Year Amount	Within 1 Year Yield[1]	1-5 Years Amount	1-5 Years Yield[1]	5-10 Years Amount	5-10 Years Yield[1]
State and Municipal	$ 704	7.4%	$ 276	7.8%	$ 810	6.0%

	Due After Ten Years Amount	Due After Ten Years Yield[1]	Mortgage-Backed Securities Amount	Mortgage-Backed Securities Yield[1]	Total Amount	Total Yield[1]
State and Municipal	$ 8,527	7.1%			$10,317	7.1%
Other Asset-backed Securities			$ 14	8.4%	14	8.4
Total	$ 8,527	7.1%	$ 14	8.4%	$10,331	7.1%

[1] Interest yields on state and municipal securities are presented on a fully taxable equivalent basis using a 35% tax rate.

INVESTMENT SECURITIES continued

The following tables show the Corporation's gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position at December 31, 2007 and 2006:

(Dollars in Thousands)	FAIR VALUE	GROSS UNREALIZED LOSSES	FAIR VALUE	GROSS UNREALIZED LOSSES	FAIR VALUE	GROSS UNREALIZED LOSSES
	Less than 12 Months		12 Months or Longer		Total	
Temporarily Impaired Investment Securities at December 31, 2007:						
U.S. Government-sponsored Agency Securities			$ 45,572	$ (98)	$45,572	$ (98)
State and Municipal	$ 858	$ (7)	60,996	(447)	61,854	(454)
Mortgage-backed Securities	3,489	(30)	86,161	(1,414)	89,560	(1,444)
Corporate Obligations	12,415	(1,294)			12,415	(1,294)
Marketable Equity Securities			900	(612)	900	(612)
Total Temporarily Impaired Investment Securities	$ 16,762	$(1,331)	$193,629	$(2,571)	$210,391	$ (3,902)

	FAIR VALUE	GROSS UNREALIZED LOSSES	FAIR VALUE	GROSS UNREALIZED LOSSES	FAIR VALUE	GROSS UNREALIZED LOSSES
	Less than 12 Months		12 Months or Longer		Total	
Temporarily Impaired Investment Securities at December 31, 2006:						
U.S. Government-sponsored agency securities	$ 1,576	$ (3)	$ 71,702	$(1,281)	$ 73,278	$ (1,284)
State and Municipal	9,608	(35)	81,841	(1,057)	91,449	(1,092)
Mortgage-backed Securities	7,459	(20)	126,555	(3,963)	134,014	(3,983)
Corporate Obligations			28	(6)	28	(6)
Marketable Equity Securities	1,215	(304)			1,215	(304)
Total Temporarily Impaired Investment Securities	$ 19,858	$ (362)	$280,126	$(6,307)	$299,984	$ (6,669)

LOAN PORTFOLIO

TYPES OF LOANS

(Dollars in Thousands)	2007	2006	2005	2004	2003
Loans at December 31:					
Commercial and Industrial Loans	$ 662,701	$ 537,305	$ 461,102	$ 451,227	$ 435,221
Agricultural Production Financing and Other Loans to Farmers	114,324	100,098	95,130	98,902	95,048
Real Estate Loans:					
Construction	165,425	169,491	174,783	164,738	149,865
Commercial and Farmland	947,234	861,429	734,865	709,163	564,578
Residential	744,627	749,921	751,217	761,163	866,477
Individuals' Loans for Household and Other Personal Expenditures	187,880	223,504	200,139	198,532	196,093
Tax-exempt Loans	16,423	14,423	8,263	8,203	16,363
Lease Financing Receivables, Net of Unearned Income	8,351	8,010	8,713	11,311	7,919
Other Loans	29,878	28,420	23,215	24,812	21,939
	2,879,843	2,692,601	2,457,427	2,428,501	2,353,503
Allowance for Loan Losses	(28,228)	(26,540)	(25,188)	(22,548)	(25,493)
Total Loans	$2,848,615	$2,666,061	$2,432,239	$2,405,503	$2,328,010

Residential Real Estate Loans Held for Sale at December 31, 2007, 2006, 2005, 2004 and 2003 were $3,735,000, $5,413,000, $4,910,000, $3,367,000, and $3,043,000, respectively.

MATURITIES AND SENSITIVITIES OF LOANS TO CHANGES IN INTEREST RATES

Presented in the table below are the maturities of loans (excluding residential real estate, individuals' loans for household and other personal expenditures and lease financing) outstanding as of December 31, 2007. Also presented are the amounts due after one year classified according to the sensitivity to changes in interest rates.

(Dollars in Thousands)	Maturing Within 1 Year	Maturing 1 - 5 Years	Maturing Over 5 Years	Total
Commercial and Industrial Loans	$ 365,246	$ 215,075	$ 82,380	$ 662,701
Agricultural Production Financing and Other Loans to Farmers	88,359	17,721	8,244	114,324
Real Estate - Construction	121,260	40,901	3,264	165,425
Real Estate - Commercial and Farmland	342,938	469,754	134,542	947,234
Tax-exempt Loans	9,953	3,363	3,107	16,423
Other Loans	21,465	5,158	3,255	29,878
Total	$ 949,221	$ 751,972	$234,792	$1,935,985

	Maturing 1 - 5 Years	Maturing Over 5 Years
Loans Maturing After One Year with:		
Fixed Rate	$ 259,354	$ 211,689
Variable Rate	492,618	23,103
Total	$ 751,972	$ 234,792

NONACCRUING, CONTRACTUALLY PAST DUE 90 DAYS OR MORE OTHER THAN NONACCRUING AND RESTRUCTURED LOANS

(Dollars in Thousands)	2007	2006	2005	2004	2003
Non-accrual Loans	$ 29,031	$ 17,926	$ 10,030	$ 15,355	$ 19,453
Loans Contractually Past Due 90 Days or More Other Than Nonaccruing	3,578	2,870	3,965	1,907	6,530
Restructured Loans	145	84	310	2,019	641
Total Non-performing Loans	$32,754	$ 20,880	$ 14,305	$ 19,281	$ 26,624

Nonaccruing loans are loans, which are reclassified to a nonaccruing status when in management's judgment the collateral value and financial condition of the borrower do not justify accruing interest. Interest previously recorded, but not deemed collectible, is reversed and charged against current income. Interest income on these loans is then recognized when collected.

Restructured loans are loans for which the contractual interest rate has been reduced or other concessions are granted to the borrower, because of a deterioration in the financial condition of the borrower resulting in the inability of the borrower to meet the original contractual terms of the loans.

Interest income of $1,143,000 for the year ended December 31, 2007, was recognized on the nonaccruing and restructured loans listed in the table above, whereas interest income of $2,009,000 would have been recognized under their original loan terms.

Potential problem loans:

Management has identified certain other loans totaling $65,867,000 as of December 31, 2007, not included in the table above, or the impaired loan table in the footnotes to the consolidated financial statements, about which there are doubts as to the borrowers' ability to comply with present repayment terms. For the Corporation, all criticized loans, including substandard, doubtful and loss credits are included in the impaired loan total.

The Corporation's affiliate banks generate commercial, mortgage and consumer loans from customers located primarily in north central and east-central Indiana and Butler, Franklin and Hamilton counties in Ohio. The Banks' loans are generally secured by specific items of collateral, including real property, consumer assets, and business assets.

SUMMARY OF LOAN LOSS EXPERIENCE

The following table summarizes the loan loss experience for the years indicated.

(Dollars in Thousands)	2007	2006	2005	2004	2003
Allowance for Loan Losses:					
Balance at January[1]	$ 26,540	$ 25,188	$ 22,548	$ 25,493	$ 22,417
Charge offs:					
Commercial and Industrial[1]	2,403	1,369	3,763	7,455	5,023
Real Estate Mortgage[2]	4,309	3,613	2,117	1,588	2,111
Individuals' Loans for Household and Other Personal Expenditures, Including Other Loans	1,845	1,528	1,864	1,858	5,005
Total Charge offs	8,557	6,510	7,744	10,901	12,139
Recoveries:					
Commercial and Industrial[3]	551	291	1,283	1,629	1,002
Real Estate Mortgage[4]	750	863	122	161	421
Individuals' Loans For Household and Other Personal Expenditures, Including Other Loans	437	450	625	461	588
Total Recoveries	1,738	1,604	2,030	2,251	2,011
Net Charge offs	6,819	4,906	5,714	8,650	10,128
Provisions for Loan Losses	8,507	6,258	8,354	5,705	9,477
Allowance Acquired in Purchase					3,727
Balance at December 31	$28,228	$26,540	$25,188	$22,548	$25,493
Ratio of Net Charge offs During the Period to Average Loans Outstanding During the Period	.24%	.19%	.23%	.37%	.44%

See the information regarding the analysis of loan loss experience in the Asset Quality/Provision for Loan Losses section of Management's Discussion and Analysis of Financial Condition and Results of Operations included as Item 7 of this Annual Report on Form 10-K.

[1] Category also includes the charge offs for lease financing, loans to financial institutions, tax-exempt loans and agricultural production financing and other loans to farmers.
[2] Category includes the charge offs for construction, commercial and farmland and residential real estate loans.
[3] Category also includes the recoveries for lease financing, loans to financial institutions, tax-exempt loans and agricultural production financing and other loans to farmers.
[4] Category includes the recoveries for construction, commercial and farmland and residential real estate loans.

SUMMARY OF LOAN LOSS EXPERIENCE continued

Allocation of the Allowance for Loan Losses at December 31:

Presented below is an analysis of the composition of the allowance for loan losses and percent of loans in each category to total loans.

(Dollars in Thousands)	2007 Amount	2007 Percent	2006 Amount	2006 Percent
Balance at December 31:				
Commercial and Industrial[1]	$ 9,598	34.1%	$ 9,598	31.0%
Real Estate Mortgage[2]	12,561	58.8	12,479	60.5
Individuals' Loans for Household and Other Personal Expenditures, Including Other Loans	5,969	7.1	4,363	8.5
Unallocated	100	N/A	100	N/A
Totals	$ 28,228	100.0%	$ 26,540	100.0%

	2005 Amount	2005 Per Cent	2004 Amount	2004 Per Cent
Balance at December 31:				
Commercial and Industrial[1]	$ 7,430	30.9%	$ 16,821	30.9%
Real Estate Mortgage[2]	13,149	60.6	1,916	60.9
Individuals' Loans for Household and Other Personal Expenditures, Including Other Loans	4,509	8.5	3,711	8.5
Unallocated	100	N/A	100	N/A
Totals	$ 25,188	100.0%	$ 22,548	100.0%

	2003 Amount	2003 Per Cent
Balance at December 31:		
Commercial and industrial[1]	$ 17,517	29.9%
Real estate mortgage[2]	4,441	60.8
Individuals' Loans for Household and Other Personal Expenditures, Including Other Loans	3,435	9.3
Unallocated	100	N/A
Totals	$ 25,493	100.0%

At December 31, 2007, the Corporation had no concentration of loans exceeding 10 percent of total loans, which are not otherwise disclosed. Loan concentrations are considered to exist when there are amounts loaned to a multiple number of borrowers engaged in similar activities, which would cause them to be similarly impacted by economic or other conditions.

Loan Administration and Loan Loss Charge-off Procedures

Primary responsibility and accountability for day-to-day lending activities rests with the Corporation's affiliate banks. Loan personnel at each bank have the authority to extend credit under guidelines approved by the bank's board of directors. Executive and board loan committees active at each bank serve as vehicles for communication between the banks and for the pooling of knowledge, judgment and experience of the Corporation's affiliate banks. These committees provide valuable input to lending personnel, act as an approval body, and monitor the overall quality of the banks' loan portfolios. The Corporation also maintains a loan grading and review program for its affiliate banks, which includes quarterly reviews of problem loans, delinquencies and charge offs. The purpose of this program is to evaluate loan administration, credit quality, loan documentation and the adequacy of the allowance for loan losses.

[1] Category also includes the allowance for loan losses and percent of loans for lease financing, loans to financial institutions, tax-exempt loans, agricultural production financing and other loans to farmers and construction real estate loans.
[2] Category includes the allowance for loan losses and percent of loans for commercial real estate, farmland and residential real estate loans.

Loan Administration and Loan Loss Charge-off Procedures continued

The Corporation maintains an allowance for loan losses to cover probable credit losses identified during its loan review process. The allowance is increased by the provision for loan losses and decreased by charge offs less recoveries. All charge offs are approved by the Banks' senior loan officer and are reported to the Banks' Boards. The Banks charge off loans when a determination is made that all or a portion of a loan is uncollectible or as a result of examinations by regulators and the independent auditors.

Provision for Loan Losses

In banking, loan losses are one of the costs of doing business. Although the Banks' management emphasize the early detection and charge-off of loan losses, it is inevitable that at any time certain losses exist in the portfolio, which have not been specifically identified. Accordingly, the provision for loan losses is charged to earnings on an anticipatory basis, and recognized loan losses are deducted from the allowance so established. Over time, all net loan losses must be charged to earnings. During the year, an estimate of the loss experience for the year serves as a starting point in determining the appropriate level for the provision. However, the amount actually provided in any period may be greater or less than net loan losses, based on management's judgment as to the appropriate level of the allowance for loan losses. The determination of the provision in any period is based on management's continuing review and evaluation of the loan portfolio, and its judgment as to the impact of current economic conditions on the portfolio. The evaluation by management includes consideration of past loan loss experience, changes in the composition of the loan portfolio, and the current condition and amount of loans outstanding.

Impaired loans are measured by the present value of expected future cash flows, or the fair value of the collateral of the loans, if collateral dependent. For the Corporation, all criticized loans, including substandard, doubtful and loss credits are included in the impaired loan total. Information on impaired loans is summarized below:

(Dollars in Thousands)	2007	2006	2005
As of, and for the Year Ending December 31:			
Impaired Loans With an Allowance	$ 21,304	$ 17,291	$ 7,540
Impaired Loans for which the Discounted Cash Flows or Collateral Value Exceeds the Carrying Value of the Loan	65,645	43,029	44,840
Total Impaired Loans	$ 86,949	$ 60,320	$ 52,380
Total Impaired Loans as a Percent of Total Loans	3.02%	2.24%	2.13%
Allowance for Impaired Loans (Included in the Corporation's Allowance for Loan Losses)	$ 6,034	$ 4,130	$ 2,824
Average Balance of Impaired Loans	103,272	66,139	44,790
Interest Income Recognized on Impaired Loans	6,675	5,143	3,511
Cash Basis Interest Included Above	1,143	1,364	650

DEPOSITS

The average balances, interest income and expense and average rates on deposits for the years ended December 2007, 2006 and 2005 are presented within the "Distribution of Assets, Liabilities and Stockholders' Equity, Interest Rates and Interest Differential" table on page 11 of this Form 10-K.

As of December 31, 2007, certificates of deposit and other time deposits of $100,000 or more mature as follows:

(Dollars in Thousands)	Maturing 3 Months or less	Maturing 3-6 Months	Maturing 6-12 Months	Maturing Over 12 Months	Total
Certificates of Deposit and Other Time Deposits	$269,578	$ 91,199	$ 85,216	$ 49,637	$495,630
Percent	54%	19%	17%	10%	100%

RETURN ON EQUITY AND ASSETS

See the information regarding return on equity and assets presented within the "Five - Year Summary of Selected Financial Data" on page 3 of this Form 10-K.

SHORT-TERM BORROWINGS

(Dollars in Thousands)	2007	2006	2005
Balance at December 31:			
Securities Sold Under Repurchase Agreements (Short-term Portion)	$ 72,247	$ 42,750	$106,415
Federal Funds Purchased	52,350	56,150	50,000
Total Short-term Borrowings	$124,597	$ 98,900	$156,415

Securities sold under repurchase agreements are borrowings maturing within one year and are secured by U.S. Treasury and U.S. Government-sponsored agency securities.

Pertinent information with respect to short-term borrowings is summarized below:

(Dollars in Thousands)	2007	2006	2005
Weighted Average Interest Rate on Outstanding Balance at December 31:			
Securities Sold Under Repurchase Agreements (Short-term Portion)	3.7%	4.4%	3.8%
Total Short-term Borrowings	3.9	4.9	4.3
Weighted Average Interest Rate During the Year:			
Securities Sold Under Repurchase Agreements(Short-term Portion)	4.3%	4.4%	2.1%
Total Short-term Borrowings	4.9	4.6	2.3
Highest Amount Outstanding at Any Month End During the Year:			
Securities Sold Under Repurchase Agreements (Short-term Portion)	$ 98,735	$ 98,765	$ 68,198
Total Short-term Borrowings	226,894	219,337	144,898
Average Amount Outstanding During the Year:			
Securities Sold Under Repurchase Agreements (Short-term Portion)	$ 62,040	$ 73,818	$ 77,969
Total Short-term Borrowings	127,345	109,577	95,447

ITEM 1A. RISK FACTORS

RISK FACTORS

There are a number of factors, including those specified below, that may adversely affect the Corporation's business, financial results or stock price. Additional risks that the Corporation currently does not know about or currently views as immaterial may also impair the Corporation's business or adversely impact its financial results or stock price.

INDUSTRY RISK FACTORS

- The Corporation's business and financial results are significantly affected by general business and economic conditions.

The Corporation's business activities and earnings are affected by general business conditions in the United States and abroad. These conditions include short-term and long-term interest rates, inflation, monetary supply, fluctuations in both debt and equity capital markets, and the strength of the United States economy and the state and local economies in which the Corporation operates. For example, an economic downturn, an increase in unemployment, or other events that affect household and/or corporate incomes could result in a deterioration of credit quality, a change in the allowance for loan losses, or reduced demand for loan or fee-based products and services. Changes in the financial performance and condition of the Corporation's borrowers could negatively affect repayment of those borrowers' loans. In addition, changes in securities market conditions and monetary fluctuations could adversely affect the availability and terms of funding necessary to meet the Corporation's liquidity needs.

- Changes in the domestic interest rate environment could reduce the Corporation's net interest income.

The operations of financial institutions, such as the Corporation, are dependent to a large degree on net interest income, which is the difference between interest income from loans and investments and interest expense on deposits and borrowings. An institution's net interest income is significantly affected by market rates of interest, which in turn are affected by prevailing economic conditions, by the fiscal and monetary policies of the federal government and by the policies of various regulatory agencies. Like all financial institutions, the Corporation's balance sheet is affected by fluctuations in interest rates. Volatility in interest rates can also result in the flow of funds away from financial institutions into direct investments. Direct investments, such as U.S. Government and corporate securities and other investment vehicles, including mutual funds, generally pay higher rates of return than financial institutions, because of the absence of federal insurance premiums and reserve requirements.

- Changes in the laws, regulations and policies governing banks and financial services companies could alter the Corporation's business environment and adversely affect operations.

The Board of Governors of the Federal Reserve System regulates the supply of money and credit in the United States. Its fiscal and monetary policies determine in a large part the Corporation's cost of funds for lending and investing and the return that can be earned on those loans and investments, both of which affect the Corporation's net interest margin. Federal Reserve Board policies can also materially affect the value of financial instruments that the Corporation holds, such as debt securities. The Corporation and its bank subsidiaries are heavily regulated at the federal and state levels. This regulation is to protect depositors, federal deposit insurance funds and the banking system as a whole. Congress and state legislatures and federal and state agencies continually review banking laws, regulations and policies for possible changes. Changes in statutes, regulations or policies could affect the Corporation in substantial and unpredictable ways, including limiting the types of financial services and products that the Corporation offers and/or increasing the ability of non-banks to offer competing financial services and products. The Corporation cannot predict whether any of this potential legislation will be enacted, and if enacted, the effect that it or any regulations would have on the Corporation's financial condition or results of operations.

- The banking and financial services industry is highly competitive, and competitive pressures could intensify and adversely affect the Corporation's financial results.

The Corporation operates in a highly competitive industry that could become even more competitive as a result of legislative, regulatory and technological changes and continued consolidation. The Corporation competes with other banks, savings and loan associations, mutual savings banks, finance companies, mortgage banking companies, credit unions and investment companies. In addition, technology has lowered barriers to entry and made it possible for non-banks to offer products and services traditionally provided by banks. Many of the Corporation's competitors have fewer regulatory constraints and some have lower cost structures. Also, the potential need to adapt to industry changes in information technology systems, on which the Corporation and financial services industry are highly dependent, could present operational issues and require capital spending.

INDUSTRY RISK FACTORS continued

- Acts or threats of terrorism and political or military actions taken by the United States or other governments could adversely affect general economic or industry conditions.

Geopolitical conditions may also affect the Corporation's earnings. Acts or threats or terrorism and political or military actions taken by the United States or other governments in response to terrorism, or similar activity, could adversely affect general economic or industry conditions.

CORPORATION RISK FACTORS

- The Corporation's allowance for loan losses may not be adequate to cover actual losses.

The Corporation maintains an allowance for loan losses to provide for loan defaults and non-performance. The allowance for loan losses represents management's estimate of probable losses inherent in the Corporation's loan portfolio. The Corporation's allowance consists of three components: probable losses estimated from individual reviews of specific loans, probable losses estimated from historical loss rates, and probable losses resulting from economic, environmental, qualitative or other deterioration above and beyond what is reflected in the first two components of the allowance. The process for determining the adequacy of the allowance for loan losses is critical to our financial results. It requires management to make difficult, subjective and complex judgments, as a result of the need to make estimates about the effect of matters that are uncertain. Therefore, the allowance for loan losses, considering current factors at the time, including economic conditions and ongoing internal and external examination processes, will increase or decrease as deemed necessary to ensure the allowance for loan losses remains adequate. In addition, the allowance as a percentage of charge offs and nonperforming loans will change at different points in time based on credit performance, loan mix and collateral values.

- The Corporation may suffer losses in its loan portfolio despite its underwriting practices.

The Corporation seeks to mitigate the risks inherent in its loan portfolio by adhering to specific underwriting practices. The Corporation's strategy for credit risk management includes conservative credit policies and underwriting criteria for all loans, as well as an overall credit limit for each customer significantly below legal lending limits. The strategy also emphasizes diversification on a geographic, industry and customer level, regular credit quality reviews and management reviews of large credit exposures and loans experiencing deterioration of credit quality. There is a continuous review of the loan portfolio, including an internally administered loan "watch" list and an independent loan review. The evaluation takes into consideration identified credit problems, as well as the possibility of losses inherent in the loan portfolio that are not specifically identified. Although the Corporation believes that its underwriting criteria are appropriate for the various kinds of loans it makes, the Corporation may incur losses on loans due to the factors previously discussed.

- Because the nature of the financial services business involves a high volume of transactions, the Corporation faces significant operational risks.

The Corporation operates in diverse markets and relies on the ability of its employees and systems to process a high number of transactions. Operational risk is the risk of loss resulting from the Corporation's operations, including, but not limited to, the risk of fraud by employees or persons outside of the Corporation, the execution of unauthorized transactions by employees, errors relating to transaction processing and technology, breaches of the internal control system and compliance requirements and business continuation and disaster recovery. This risk of loss also includes the potential legal actions that could arise as a result of an operational deficiency or as a result of noncompliance with applicable regulatory standards, adverse business decisions or their implementation, and customer attrition due to potential negative publicity. In the event of a breakdown in the internal control system, improper operation of systems or improper employee actions, the Corporation could suffer financial loss, face regulatory action and suffer damage to its reputation.

- A natural disaster could harm the Corporation's business.

Natural disasters could harm the Corporation's operations directly through interference with communications, as well as through the destruction of facilities and operational, financial and management information systems. These events could prevent the Corporation from gathering deposits, originating loans and processing and controlling its flow of business.

CORPORATION RISK FACTORS continued

- The Corporation faces systems failure risks as well as security risks, including "hacking" and "identity theft".

The computer systems and network infrastructure the Corporation uses could be vulnerable to unforeseen problems. Our operations are dependent upon our ability to protect computer equipment against damage from fire, power loss or telecommunication failure. Any damage or failure that causes an interruption in our operations could adversely affect our business and financial results. In addition, our computer systems and network infrastructure present security risks, and could be susceptible to hacking or identity theft.

- The Corporation relies on dividends from its subsidiaries for its liquidity needs.

The Corporation is a separate and distinct legal entity from its bank and non-bank subsidiaries. The Corporation receives substantially all of its cash from dividends paid by its subsidiaries. These dividends are the principal source of funds to pay dividends on the Corporation's stock and interest and principal on its debt. Various federal and state laws and regulations limit the amount of dividends that our bank subsidiaries may pay to the Corporation.

- The Corporation's reported financial results depend on management's selection of accounting methods and certain assumptions and estimates.

The Corporation's accounting policies and methods are fundamental to how it records and reports its financial condition and results of operations. The Corporation's management must exercise judgment in selecting and applying many of these accounting policies and methods, so they comply with Generally Accepted Accounting Principles and reflect management's judgment of the most appropriate manner to report the Corporation's financial condition and results. In some cases, management must select the accounting policy or method to apply from two or more alternatives, any of which might be reasonable under the circumstances yet might result in the Corporation's reporting materially different results than would have been reported under a different alternative. Certain accounting policies are critical to presenting the Corporation's financial condition and results, and require management to make difficult, subjective or complex judgments about matters that are uncertain. Materially different amounts could be reported under different conditions or using different assumptions or estimates. These critical accounting policies include: the allowance for loan losses; the valuation of investment securities; the valuation of goodwill and intangible assets; and pension accounting. Because of the uncertainty of estimates involved in these matters, the Corporation may be required to do one or more of the following: significantly increase the allowance for loan losses and/or sustain loan losses that are significantly higher than the reserve provided; recognize significant provision for impairment of its investment securities; recognize significant impairment on its goodwill and intangible assets; or significantly increase its pension liability. For more information, refer to "Critical Accounting Policies" under Item 7. Part II. Management's Discussion and Analysis of Financial Condition and Results of Operations.

- Changes in accounting standards could materially impact the Corporation's financial statements.

From time to time, the Financial Accounting Standards Board changes the financial accounting and reporting standards that govern the preparation of the Corporation's financial statements. These changes can be hard to predict and can materially impact how the Corporation records and reports its financial condition and results of operations. In some cases, the Corporation could be required to apply a new or revised standard retroactively, resulting in the Corporation's restating prior period financial statements.

- Significant legal actions could subject the Corporation to substantial uninsured liabilities.

The Corporation is from time to time subject to claims related to its operations. These claims and legal actions, including supervisory actions by the Corporation's regulators, could involve large monetary claims and significant defense costs. To protect itself from the cost of these claims, the Corporation maintains insurance coverage in amounts and with deductibles that it believes are appropriate for its operations. However, the Corporation's insurance coverage may not cover all claims against the Corporation or continue to be available to the Corporation at a reasonable cost. As a result, the Corporation may be exposed to substantial uninsured liabilities, which could adversely affect the Corporation's results of operations and financial condition.

CORPORATION RISK FACTORS continued

- Negative publicity could damage the Corporation's reputation and adversely impact its business and financial results.

Reputation risk, or the risk to the Corporation's earnings and capital from negative publicity, is inherent in the Corporation's business. Negative publicity can result from the Corporation's actual or alleged conduct in any number of activities, including lending practices, corporate governance and acquisitions, and actions taken by government regulators and community organizations in response to those activities. Negative publicity can adversely affect the Corporation's ability to keep and attract customers and can expose the Corporation to litigation and regulatory action. Although the Corporation takes steps to minimize reputation risk in dealing with customers and other constituencies, the Corporation is inherently exposed to this risk.

- Acquisitions may not produce revenue enhancements or cost savings at levels or within timeframes originally anticipated and may result in unforeseen integration difficulties.

The Corporation regularly explores opportunities to acquire banks, financial institutions, or other financial services businesses or assets. The Corporation cannot predict the number, size or timing of acquisitions. Difficulty in integrating an acquired business or company may cause the Corporation not to realize expected revenue increases, cost savings, increases in geographic or product presence, and/or other projected benefits from the acquisition. The integration could result in higher than expected deposit attrition (run-off), loss of key employees, disruption of the Corporation's business or the business of the acquired company, or otherwise adversely affect the Corporation's ability to maintain relationships with customers and employees or achieve the anticipated benefits of the acquisition. Also, the negative effect of any divestitures required by regulatory authorities in acquisitions or business combinations may be greater than expected.

- The Corporation's stock price can be volatile.

The Corporation's stock price can fluctuate widely in response to a variety of factors, including: actual or anticipated variations in the Corporation's quarterly operating results; recommendations by securities analysts; significant acquisitions or business combinations; strategic partnerships, joint ventures or capital commitments; operating and stock price performance of other companies that investors deem comparable to the Corporation; new technology used or services offered by the Corporation's competitors; news reports relating to trends, concerns and other issues in the banking and financial services industry, and changes in government regulations. General market fluctuations, industry factors and general economic and political conditions and events, including terrorist attacks, economic slowdowns or recessions, interest rate changes, credit loss trends or currency fluctuations, could also cause the Corporation's stock price to decrease, regardless of the Corporation's operating results.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

PART I: ITEM 2., ITEM 3. AND ITEM 4.

ITEM 2. PROPERTIES.

The headquarters of the Corporation and First Merchants are located in a five-story building at 200 East Jackson Street, Muncie, Indiana. The building is owned by First Merchants.

The Corporation's affiliate banks conduct business through numerous facilities owned and leased by the respective affiliate banks. Of the 66 banking offices operated by the Corporation's affiliate banks, 46 are owned by the respective banks and 20 are leased from non-affiliated third parties.

None of the properties owned by the Corporation's affiliate banks are subject to any major encumbrances. The net investment of the Corporation and subsidiaries in real estate and equipment at December 31, 2007 was $44,445,000.

ITEM 3. LEGAL PROCEEDINGS.

There is no pending legal proceeding, other than ordinary routine litigation incidental to the business of the Corporation or its subsidiaries, of a material nature to which the Corporation or its subsidiaries is a party or of which any of their properties are subject. Further, there is no material legal proceeding in which any director, officer, principal shareholder, or affiliate of the Corporation, or any associate of any such director, officer or principal shareholder, is a party, or has a material interest, adverse to the Corporation or any of its subsidiaries.

None of the routine legal proceedings, individually or in the aggregate, in which the Corporation or its affiliates are involved are expected to have a material adverse impact on the financial position or the results of operations of the Corporation.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS.

No matters were submitted during the fourth quarter of 2007 to a vote of security holders, through the solicitation of proxies or otherwise.

SUPPLEMENTAL INFORMATION - EXECUTIVE OFFICERS OF THE REGISTRANT.

The names, ages, and positions with the Corporation and subsidiary banks of all executive officers of the Corporation and all persons chosen to become executive officers are listed below. The officers are elected by the Board of Directors of the Corporation for a term of one (1) year or until the election of their successors. There are no arrangements between any officer and any other person pursuant to which he was selected as an officer.

Michael C. Rechin, 49, President and Chief Executive Officer, Corporation[1]
Chief Executive Officer of the Corporation since April 2007; Chief Operating Officer, Corporation since November 2005; Executive Vice President, Corporate Banking National City Bank from 1995 to November 2005.[1]

Mark K. Hardwick, 37, Executive Vice President and Chief Financial Officer, Corporation
Executive Vice President and Chief Financial Officer of the Corporation since December 2005; Senior Vice President and Chief Financial Officer from April 2002 to December 2005; Corporate Controller, Corporation from November 1997 to April 2002.

Jami L. Bradshaw, 45, Senior Vice President and Chief Accounting Officer, Corporation
Senior Vice President and Chief Accounting Officer since May 2007; Vice President and Corporate Controller, Corporation from 2006 to May 2007; Assistant Vice President and Assistant Controller from 2002 to 2006.

Robert R. Connors, 58, Senior Vice President, Chief Information Officer, Corporation and First Merchants
Senior Vice President and Chief Information Officer of the Corporation and First Merchants since January 2006; Senior Vice President of Operations and Technology, Corporation and First Merchants from August 2002 to January 2006.

Kimberly J. Ellington, 48, Senior Vice President and Director of Human Resources, Corporation
Senior Vice President and Director of Human Resources since 2004; Vice President and Director of Human Resources, Corporation from 1999 to 2004.

Jeffrey B. Lorentson, 44, Senior Vice President and Chief Risk Officer, Corporation
Senior Vice President and Chief Risk Officer since June 2007; Corporate Controller of First Indiana Bank from June 2006 to June 2007; First Vice President and Corporate Controller of the Corporation from 2003 to 2006; Vice President and Corporate Controller of the Corporation from 2002 to 2003.

David W. Spade, 55, Senior Vice President and Chief Credit Officer, Corporation
Senior Vice President and Chief Credit Officer of the Corporation since February 2007; Vice President and Chief Credit Officer of the Corporation from December 2006 to February 2007;

[1] Michael L. Cox retired as the President and Chief Executive Officer of the Corporation on April 24, 2007, the date of the Corporation's annual meeting of shareholders. Mr. Rechin became the President and Chief Executive Officer at that time.

PART II

ITEM 5. MARKET FOR THE REGISTRANT'S COMMON EQUITY, AND RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES.

PERFORMANCE GRAPH

The following graph compares the cumulative 5-year total return to shareholders on First Merchants Corporation's common stock relative to the cumulative total returns of the Russell 2000 index and the Russell 2000 Financial Services index. The graph assumes that the value of the investment in the Corporation's common stock and in each of the indexes (including reinvestment of dividends) was $100 on December 31, 2002 and tracks it through December 31, 2007.


Total Return Performance
First Merchants Corporation
Russell 2000
Russell 2000 Financial Services
Index Value
225
200
175
150
125
100
75
12/31/02
12/31/03
12/31/04
12/31/05
12/31/06
12/31/07

	12/31/02	12/31/03	12/31/04	12/31/05	12/31/06	12/31/07
First Merchants Corporation	100.00	121.92	140.26	133.47	144.77	121.13
Russell 2000	100.00	147.25	174.24	182.18	215.64	212.26
Russell 2000 Financial Services	100.00	139.84	169.34	173.06	206.72	171.95

The stock price performance included in this graph is not necessarily indicative of future stock price performance.

PART II: ITEM 5. AND ITEM 6.

STOCK INFORMATION

QUARTER	PRICE PER SHARE HIGH		LOW		DIVIDENDS DECLARED[1]	
	2007	2006	2007	2006	2007	2006
First Quarter	$ 27.46	$ 29.42	$ 22.75	$ 24.37	$ .23	$ .23
Second Quarter	25.00	26.50	21.51	22.20	.23	.23
Third Quarter	24.95	25.00	18.30	22.51	.23	.23
Fourth Quarter	23.44	27.99	19.92	22.81	.23	.23

The table above lists per share prices and dividend payments during 2007 and 2006. Prices are as reported by the National Association of Securities Dealers Automated Quotation - National Market System.

Numbers rounded to nearest cent when applicable.

COMMON STOCK LISTING

First Merchants Corporation common stock is traded over-the-counter on the NASDAQ National Market System. Quotations are carried in many daily papers. The NASDAQ symbol is FRME (Cusip #320817-10-9). At the close of business on February 20, 2008, the number of shares outstanding was 18,551,275. There were 6,180 stockholders of record on that date.

PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASES

The following table presents information relating to the Corporation's purchases of its equity securities during the quarter ended December 31, 2007, as follows:[2]

PERIOD	TOTAL NUMBER OF SHARES PURCHASED	AVERAGE PRICE PAID PER SHARE	TOTAL NUMBER OF SHARES PURCHASED AS PART OF PUBLICALLY ANNOUNCED PLANS OR PROGRAMS[1]	MAXIMUM NUMBER OF SHARES THAT MAY YET BE PURCHASED UNDER THE PLANS OR PROGRAMS[2]
October 1-31, 2007	0	0	0	150,000
November 1-30, 2007	124,063[2]	20.87	124,000	26,000
December 1-31, 2007	41,198[3]	22.29	41,000	485,000

On January 23, 2007, the Corporation's Board authorized management to repurchase up to 250,000 shares of the Corporation's Common Stock. This authorization was not publicly announced and expired January 22, 2008.

On July 24, 2007, the Corporation's Board authorized management to repurchase up to 150,000 shares of the Corporation's Common Stock. This authorization was not publicly announced and also expired on January 22, 2008.

On October 23, 2007 the Corporation's Board authorized management to repurchase up to 150,000 shares of the Corporation's Common Stock. This authorization expired on January 22, 2008 and was publicly announced on Form 8-K filed on October 29, 2007.

On December 4, 2007, the Corporation's Board authorized management to repurchase up to 500,000 shares of the Corporation's Common Stock. This authorization expires on December 31, 2008 and was publicly announced on Form 8-K filed on December 11, 2007.

[1] The Liquidity section of Management's Discussion & Analysis of Financial Condition and Results of Operations included as Item 7 of this Annual Report on Form 10-K and Note 14 to Consolidated Financial Statements included as Item 8 of this Annual Report on Form 10-K include discussions regarding dividend restrictions from the bank subsidiaries to the Corporation.
[2] Of the 124,063 shares, 124,000 were purchased in open market transactions pursuant to the above-listed authorizations. The remaining 63 shares were purchased in connection with the exercise of certain outstanding stock options.
[3] Of the 41,198 shares, 41,000 were purchased in open market transactions pursuant to the above-listed authorizations. The remaining 198 shares were purchased in connection with the exercise of certain outstanding stock options.

EQUITY COMPENSATION PLAN INFORMATION

The following table provides information about the Corporation's common stock that may be issued under equity compensation plans as of December 31, 2007.

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensations plans (excluding securities reflected in first column)
Equity Compensation Plans Approved by Stockholders	1,018,076	$ 24.37	400,000[1]
Equity Compensation Plans Not Approved by Stockholders[2]	36,354	22.33	
Total	1,054,430	$ 24.30	400,000[1]

ITEM 6. SELECTED FINANCIAL DATA.

The selected financial data is presented within the "Five - Year Summary of Selected Financial Data" on page 3 of this Annual Report on Form 10-K.

[1] This number does not include shares remaining available for future issuance under the 1999 Long-term Equity Incentive Plan, which was approved by the Corporation's shareholders at the 1999 annual meeting. The aggregate number of shares that are available for grants under that Plan in any calendar year is equal to the sum of: (a) 1% of the number of common shares of the Corporation outstanding as of the last day of the preceding calendar year; plus (b) the number of shares that were available for grants, but not granted, under the Plan in any previous year; but in no event will the number of shares available for grants in any calendar year exceed 1 ½% of the number of common shares of the Corporation outstanding as of the last day of the preceding calendar year. The 1999 Long-term Equity Incentive Plan will expire in 2009.

[2] The only plan reflected above that was not approved by the Corporation's stockholders relates to certain First Merchants Corporation Stock Option Agreements ("Agreements"). These Agreements provided for non-qualified stock options of the common stock of the Corporation, awarded between 1995 and 2002 to each director of First Merchants Bank, National Association who, on the date of the grants: (a) were serving as a director of First Merchants; (b) were not an employee of the Corporation, First Merchants, or any of the Corporation's other affiliated banks or the non-bank subsidiaries; and (c) were not serving as a director of the Corporation. The exercise price of the shares was equal to the fair market value of the shares upon the grant of the option. Options became 100 percent vested when granted and are fully exercisable six months after the date of the grant, for a period of ten years.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

CRITICAL ACCOUNTING POLICIES

Generally accepted accounting principles require management to apply significant judgment to certain accounting, reporting and disclosure matters. Management must use assumptions and estimates to apply those principles where actual measurement is not possible or practical. For a complete discussion of the Corporation's significant accounting policies, see the notes to the consolidated financial statements and discussion throughout this Form 10-K. Below is a discussion of the Corporation's critical accounting policies. These policies are critical because they are highly dependent upon subjective or complex judgments, assumptions and estimates. Changes in such estimates may have a significant impact on the Corporation's financial statements. Management has reviewed the application of these policies with the Corporation's Audit Committee.

Allowance for Loan Losses. The allowance for loan losses represents management's estimate of probable losses inherent in the Corporation's loan portfolio. In determining the appropriate amount of the allowance for loan losses, management makes numerous assumptions, estimates and assessments.

The Corporation's strategy for credit risk management includes conservative credit policies and underwriting criteria for all loans, as well as an overall credit limit for each customer significantly below legal lending limits. The strategy also emphasizes diversification on a geographic, industry and customer level, regular credit quality reviews and management reviews of large credit exposures and loans experiencing deterioration of credit quality.

The Corporation's allowance consists of three components: probable losses estimated from individual reviews of specific loans, probable losses estimated from historical loss rates, and probable losses resulting from economic, environmental, qualitative or other deterioration above and beyond what is reflected in the first two components of the allowance.

Larger commercial loans that exhibit probable or observed credit weaknesses are subject to individual review. Where appropriate, reserves are allocated to individual loans based on management's estimate of the borrower's ability to repay the loan given the availability of collateral, other sources of cash flow and legal options available to the Corporation. Included in the review of individual loans are those that are impaired as provided in SFAS No. 114, *Accounting by Creditors for Impairment of a Loan.* Any allowances for impaired loans are measured based on the present value of expected future cash flows discounted at the loan's effective interest rate or fair value of the underlying collateral. The Corporation evaluates the collectibility of both principal and interest when assessing the need for a loss accrual. Historical loss rates are applied to other commercial loans not subject to specific reserve allocations.

Homogenous loans, such as consumer installment and residential mortgage loans, are not individually risk graded. Reserves are established for each pool of loans using loss rates based on a three-year average net charge-off history by loan category.

Historical loss allocations for commercial and consumer loans may be adjusted for significant factors that, in management's judgment, reflect the impact of any current conditions on loss recognition. Factors which management considers in the analysis include the effects of the national and local economies, trends in loan growth and charge-off rates, changes in mix, concentrations of loans in specific industries, asset quality trends (delinquencies, charge offs and nonaccrual loans), risk management and loan administration, changes in the internal lending policies and credit standards, examination results from bank regulatory agencies and the Corporation's internal loan review.

An unallocated reserve, primarily based on the factors noted above, is maintained to recognize the imprecision in estimating and measuring loss when evaluating reserves for individual loans or pools of loans. Allowances on individual loans and historical loss allocations are reviewed quarterly and adjusted as necessary based on changing borrower and/or collateral conditions.

The Corporation's primary market areas for lending are north-central and east-central Indiana and Columbus, Ohio. When evaluating the adequacy of allowance, consideration is given to this regional geographic concentration and the closely associated effect changing economic conditions have on the Corporation's customers.

The Corporation has not substantively changed any aspect of its overall approach in the determination of the allowance for loan losses. There have been no material changes in assumptions or estimation techniques as compared to prior periods that impacted the determination of the current period allowance.

Valuation of Securities. The Corporation's available-for-sale security portfolio is reported at fair value. The fair value of a security is determined based on quoted market prices. If quoted market prices are not available, fair value is determined based on quoted prices of similar instruments. Available-for-sale and held-to-maturity securities are reviewed quarterly for possible other-than-temporary impairment. The review includes an analysis of the facts and circumstances of each individual investment such as the

CRITICAL ACCOUNTING POLICIES continued

length of time the fair value has been below cost, the expectation for that security's performance, the creditworthiness of the issuer and the Corporation's ability to hold the security to maturity. A decline in value that is considered to be other-than temporary is recorded as a loss within other operating income in the consolidated statements of income.

Pension. The Corporation provides pension benefits to its employees. In accordance with applicable accounting rules, the Corporation does not consolidate the assets and liabilities associated with the pension plan. Instead, the Corporation recognizes the funded status of the plan in the balance sheet. The measurement of the funded status and the annual pension expense involves actuarial and economic assumptions.

The assumptions used in pension accounting relate to the expected rate of return on plan assets, the rate of increase in salaries, the interest-crediting rate, the discount rate, and other assumptions. See Note 16 "Employee Benefit Plans" in the Annual Report for the specific assumptions used by the Corporation.

The annual pension expense for the Corporation is currently most sensitive to the discount rate. Each 25 basis point reduction in the 2007 discount rate of 5.5 percent would increase the Corporation's 2007 pension expense by approximately $95,000. In addition, each 25 basis point reduction in the 2007 expected rate of return of 7.75 percent would increase the Corporation's 2007 pension expense by approximately $101,000.

Goodwill and Intangibles. For purchase acquisitions, the Corporation is required to record the assets acquired, including identified intangible assets, and the liabilities assumed at their fair value, which in many instances involves estimates based on third-party valuations, such as appraisals, or internal valuations based on discounted cash flow analyses or other valuation techniques that may include estimates of attrition, inflation, asset growth rates or other relevant factors. In addition, the determination of the useful lives for which an intangible asset will be amortized is subjective.

Goodwill and indefinite-lived assets recorded must be reviewed for impairment on an annual basis, as well as on an interim basis, if events or changes indicate that the asset might be impaired. An impairment loss must be recognized for any excess of carrying value over fair value of the goodwill or the indefinite-lived intangible with subsequent reversal of the impairment loss being prohibited. The tests for impairment fair values are based on internal valuations using management's assumptions of future growth rates, future attrition, discount rates, multiples of earnings or other relevant factors. The resulting estimated fair values could have a significant impact on the carrying values of goodwill or intangibles and could result in impairment losses being recorded in future periods.

Derivative Instruments. As part of our asset/liability management program, the Corporation will utilize, from time-to-time, interest rate floors, caps or swaps to reduce its sensitivity to interest rate fluctuations. These are derivative instruments, which are recorded as assets or liabilities in the consolidated balance sheets at fair value. Changes in the fair values of derivatives are reported in the consolidated income statements or other comprehensive income (OCI) depending on the use of the derivative and whether the instrument qualifies for hedge accounting. The key criterion for the hedge accounting is that the hedged relationship must be highly effective in achieving offsetting changes in those cash flows that are attributable to the hedged risk, both at inception of the hedge and on an ongoing basis.

Derivatives that qualify for the hedge accounting treatment are designated as either: a hedge of the fair value of the recognized asset or liability or of an unrecognized firm commitment (a fair value hedge) or a hedge of a forecasted transaction or the variability of cash flows to be received or paid related to a recognized asset or liability (a cash flow hedge). To date, the Corporation has only entered into a cash flow hedge. For cash flow hedges, changes in the fair values of the derivative instruments are reported in OCI to the extent the hedge is effective. The gains and losses on derivative instruments that are reported in OCI are reflected in the consolidated income statement in the periods in which the results of operations are impacted by the variability of the cash flows of the hedged item. Generally, net interest income is increased or decreased by amounts receivable or payable with respect to the derivatives, which qualify for hedge accounting. At inception of the hedge, the Corporation establishes the method it uses for assessing the effectiveness of the hedging derivative and the measurement approach for determining the ineffective aspect of the hedge. The ineffective portion of the hedge, if any, is recognized currently in the consolidated statements of income. The Corporation excludes the time value expiration of the hedge when measuring ineffectiveness.

RESULTS OF OPERATIONS

As of December 31, 2007 total assets equaled $3,782,087,000, an increase of $227,217,000 from December 31, 2006. Loans and investments, the Corporation's primary earning assets, increased by $168,500,000, or 5.4 percent. During 2007, management strategically reduced several earning asset categories, with a view toward higher performance and capital maximization. Details of these changes are discussed within the "EARNING ASSETS" section of Management's Discussion and Analysis of Financial Condition and Results of Operations.

RESULTS OF OPERATIONS continued

As of December 31, 2006 total assets equaled $3,554,870,000, an increase of $317,791,000 from December 31, 2005. Of this amount, loans increased $235,677,000, investments increased $30,951,000, intangibles, including goodwill, decreased $195,000 and cash value of life insurance increased by $20,634,000. Details of these changes are discussed within the "EARNING ASSETS" section of Management's Discussion and Analysis of Financial Condition and Results of Operations.

Net income for 2007 totaled $31,639,000, an increase of $1,441,000, or 4.8 percent from 2006. Diluted earnings per share totaled $1.73, a 5.6 percent increase from $1.64 reported in 2006. The increase was primarily attributed to increases in earning assets. This volume increase was offset by a decrease in net interest margin of 16 basis points and increased expenses related to two strategic non-recurring expenses. The first is related to the early redemption of the Corporation's subordinated debentures payable to First Merchants Capital Trust I and subsequent redemption by First Merchants Capital Trust I of its outstanding common and preferred fixed rate securities (NASDAQ-FRMEP). The early redemption of the debentures required the Corporation to accelerate the recognition of the remaining unamortized underwriting fee of approximately $1.8 million, or $.06 per share. The second is related to expenses of $1.1 million related to the successful completion of the Corporation's integration of Commerce National Bank, as well as the charter and data mergers of four banks into First Merchants Bank, National Association. These factors and others are discussed within the respective sections of Management's Discussion and Analysis of Financial condition and Results of Operations.

Net income for 2006 totaled $30,198,000, a decrease of $41,000, or .1 percent from 2005. Diluted earnings per share totaled $1.64, a .6 percent increase from $1.63 reported in 2005. Net interest margin declined by 26 basis points in 2006 to 3.71 percent from 3.97 percent in 2005. As a result, net interest income declined by $1,034,000 despite strong improvements in earning assets. These factors and others are discussed within the respective sections of Management's Discussion and Analysis of Financial condition and Results of Operations.

Return on equity totaled 9.56 percent in 2007, 9.45 percent in 2006, and 9.58 percent in 2005. Return on assets totaled .87 percent in 2007, .90 percent in 2006 and .95 percent in 2005. Multiple factors impacting the reported financial results are discussed within the respective sections of Management's Discussion and Analysis of Financial Condition and Results of Operations.

CAPITAL

The Corporation's regulatory capital continues to exceed regulatory "well capitalized" standards. To be categorized as well capitalized, the Banks must maintain a minimum total capital to risk-weighted assets, Tier I capital to risk-weighted assets and Tier I capital to average assets of 10 percent, 6 percent and 5 percent, respectively. Tier I regulatory capital consists primarily of total stockholders' equity and subordinated debentures issued to business trusts categorized as qualifying borrowings, less non-qualifying intangible assets and unrealized net securities gains or losses. The Corporation's Tier I capital to average assets ratio was 7.19 percent and 7.37 percent at December 31, 2007 and 2006, respectively.

In addition, at December 31, 2007, the Corporation had a Tier I risk-based capital ratio of 8.75 percent and total risk-based capital ratio of 10.55 percent. Regulatory capital guidelines require a Tier I risk-based capital ratio of at least 4.0 percent and a total risk-based capital ratio of at least 8.0 percent.

The Corporation's GAAP capital ratio, defined as total stockholders' equity to total assets, equaled 8.99 percent as of December 31, 2007, down from 9.21 percent in 2006.

The Corporation's tangible capital ratio, defined as total stockholders' equity less intangibles net of tax to total assets less intangibles net of tax, equaled 5.72 percent as of December 31, 2007, up from 5.67 percent in 2006.

Management believes that all of the above capital ratios are meaningful measurements for evaluating the safety and soundness of the Corporation. Additionally, management believes the following table is also meaningful when considering performance measures of the Corporation. The table details and reconciles tangible earnings per share, return on tangible capital and tangible assets to traditional GAAP measures.

CAPITAL continued

(Dollars in Thousands)	December 31, 2007	2006
Average Goodwill	$ 123,191	$ 121,831
Average Core Deposit Intangible (CDI)	13,868	16,103
Average Deferred Tax on CDI	(3,659)	(4,994)
Intangible Adjustment	$ 133,400	$ 132,940
Average Stockholders' Equity (GAAP Capital)	$ 330,786	$ 319,519
Intangible Adjustment	(133,400)	(132,940)
Average Tangible Capital	$ 197,386	$ 186,579
Average Assets	$3,639,772	$3,371,386
Intangible Adjustment	(133,400)	(132,940)
Average Tangible Assets	$3,506,372	$3,328,446
Net Income	$ 31,639	$ 30,198
CDI Amortization, Net of Tax	1,919	1,920
Tangible Net Income	$ 33,558	$ 32,118
Diluted Earnings Per Share	$ 1.73	$ 1.64
Diluted Tangible Earnings Per Share	$ 1.83	$ 1.75
Return on Average GAAP Capital	9.56%	9.45%
Return on Average Tangible Capital	17.00%	17.21%
Return on Average Assets	0.87%	0.90%
Return on Average Tangible Assets	0.96%	0.99%

ASSET QUALITY/PROVISION FOR LOAN LOSSES

The Corporation's primary business focus is small business and middle market commercial and residential real estate, auto and small consumer lending, which results in portfolio diversification. Management ensures that appropriate methods to understand and underwrite risk are utilized. Commercial loans are individually underwritten and judgmentally risk rated. They are periodically monitored and prompt corrective actions are taken on deteriorating loans. Retail loans are typically underwritten with statistical decision-making tools and are managed throughout their life cycle on a portfolio basis.

The allowance for loan losses is maintained through the provision for loan losses, which is a charge against earnings. The amount provided for loan losses and the determination of the adequacy of the allowance are based on a continuous review of the loan portfolio, including an internally administered loan "watch" list and an independent loan review. The evaluation takes into consideration identified credit problems, as well as the possibility of losses inherent in the loan portfolio that are not specifically identified. (See Critical Accounting Policies)

At December 31, 2007, non-performing loans totaled $32,754,000, an increase of $11,874,000. Loans 90 days past due other than non-accrual and restructured loans increased by $769,000. The amount of non-accrual loans totaled $29,031,000 at December 31, 2007. Non-performing loans will increase or decrease going forward due to portfolio growth, routine problem loan recognition and resolution through collections, sales or charge offs. The performance of any loan can be affected by external factors, such as economic conditions, or factors particular to a borrower, such as actions of a borrower's management.

At December 31, 2007, impaired loans totaled $86,949,000, an increase of $26,629,000 from year-end 2006. At December 31, 2007, a specific allowance for losses was not deemed necessary for impaired loans totaling $65,645,000, but a specific allowance of $6,034,000 was recorded for the remaining balance of impaired loans of $21,304,000 and is included in the Corporation's allowance for loan losses. The average balance of impaired loans for 2007 was $103,272,000. The increase of total impaired loans is primarily due to the increase of performing, substandard classified loans, which comprise a portion of the Corporation's total impaired loans. A loan is deemed impaired when, based on current information or events, it is probable that all amounts due of principal and interest according to the contractual terms of the loan agreement will not be collected. For the Corporation, all criticized loans, including substandard, doubtful and loss credits, are included in the impaired loan total.

At December 31, 2007, the allowance for loan losses was $28,228,000, an increase of $1,688,000 from year-end 2006. As a percent of loans, the allowance was .98 percent at December 31, 2007 and .99 percent at December 31, 2006. Management believes that the allowance for loan losses is adequate to cover losses inherent in the loan portfolio at December 31, 2007. The process for determining the adequacy of the allowance for loan losses is critical to our financial results. It requires management to make difficult,

ASSET QUALITY/PROVISION FOR LOAN LOSSES continued

subjective and complex judgments, as a result of the need to make estimates about the effect of matters that are uncertain. Therefore, the allowance for loan losses, considering current factors at the time, including economic conditions and ongoing internal and external examination processes, will increase or decrease as deemed necessary to ensure the allowance for loan losses remains adequate. In addition, the allowance as a percentage of charge offs and nonperforming loans will change at different points in time based on credit performance, loan mix and collateral values.

The provision for loan losses in 2007 was $8,507,000, or 30 basis points, an increase of $2,249,000 from $6,258,000, or 24 basis points, in 2006, reflecting the increase of 5 basis points in net charge offs during the year.

The provision for loan losses in 2006 was $6,258,000, or 24 basis points, a decrease of $2,096,000 from $8,354,000, or 34 basis points, in 2005, reflecting the decline of 4 basis points in net charge offs during the year.

The following table summarizes the non-accrual, contractually past due 90 days or more other than non-accruing and restructured loans for the Corporation.

(Dollars in Thousands)	December 31, 2007	2006
Non-accrual Loans	$29,031	$17,926
Loans Contractually Past Due 90 Days or More Other than Non-accruing	3,578	2,870
Restructured Loans	145	84
Total	$32,754	$20,880

The table below represents loan loss experience for the years indicated.

(Dollars in Thousands)	2007	2006	2005
Allowance for Loan Losses:			
Balance at January 1	$26,540	$25,188	$22,548
Charge offs	8,557	6,510	7,744
Recoveries	1,738	1,604	2,030
Net charge offs	6,819	4,906	5,714
Provision for Loan Losses	8,507	6,258	8,354
Balance at December 31	$28,228	$26,540	$25,188
Ratio of Net Charge offs During the Period to Average Loans Outstanding During the Period	.24%	.19%	.23%

LIQUIDITY

Liquidity management is the process by which the Corporation ensures that adequate liquid funds are available. These funds are necessary in order for the Corporation and its subsidiaries to meet financial commitments on a timely basis. These commitments include withdrawals by depositors, funding credit obligations to borrowers, paying dividends to shareholders, paying operating expenses, funding capital expenditures, and maintaining deposit reserve requirements. Liquidity is monitored and closely managed by the asset/liability committee at each subsidiary and by the Corporation's asset/liability committee.

Liquidity is dependent upon the receipt of dividends from bank subsidiaries, which are subject to certain regulatory limitations as explained in Note 14 to the consolidated financial statements, and access to other funding sources. Liquidity of our bank subsidiaries is derived primarily from core deposit growth, principal payments received on loans, the sale and maturity of investment securities, net cash provided by operating activities, and access to other funding sources.

The most stable source of liability-funded liquidity for both the long-term and short-term is deposit growth and retention in the core deposit base. In addition, the Corporation utilizes advances from the Federal Home Loan Bank ("FHLB") and a revolving line of credit with LaSalle Bank, N.A. ("LaSalle") as funding sources. At December 31, 2007, total borrowings from the FHLB were $294,101,000. Our bank subsidiaries have pledged certain mortgage loans and certain investments to the FHLB. The total available remaining borrowing capacity from FHLB at December 31, 2007, was $18,486,000. At December 31, 2007, the revolving line of credit with LaSalle Bank had a balance of $25,000,000 with no remaining borrowing capacity.

For further discussion, see Note 10 to the Consolidated Financial Statements included in Item 8 of this Annual Report on Form 10-K.

The principal source of asset-funded liquidity is investment securities classified as available-for-sale, the market values of which totaled $440,836,000 at December 31, 2007, a decrease of $15,097,000, or 3.3 percent below December 31, 2006. Securities classified as held-to-maturity that are maturing within a short period of time can also be a source of liquidity. Securities classified as held-to-maturity and that are maturing in one year or less totaled $704,000 at December 31, 2007. In addition, other types of assets, such as cash and due from banks, federal funds sold and securities purchased under agreements to resell, and loans and interest-bearing deposits with other banks maturing within one year are sources of liquidity.

In the normal course of business, the Corporation is a party to a number of other off-balance sheet activities that contain credit, market and operational risk that are not reflected in whole or in part in the Corporation's consolidated financial statements. Such activities include traditional off-balance sheet credit-related financial instruments, commitments under operating leases and long-term debt.

The Corporation provides customers with off-balance sheet credit support through loan commitments and standby letters of credit. Summarized credit-related financial instruments at December 31, 2007 are as follows:

(Dollars in Thousands)	At December 31, 2007
Amounts of Commitments:	
Loan Commitments to Extend Credit	$ 747,070
Standby Letters of Credit	25,431
	$ 772,501

Since many of the commitments are expected to expire unused, or be only partially used, the total amount of unused commitments in the preceding table does not necessarily represent future cash requirements.

LIQUIDITY continued

In addition to owned banking facilities, the Corporation has entered into a number of long-term leasing arrangements to support the ongoing activities. The required payments under such commitments and other borrowing arrangements at December 31, 2007 are as follows:

(Dollars in Thousands)	2008	2009	2010	2011	2012	2013 and after	Total
Operating Leases	$ 1,708	$ 1,385	$ 1,178	$ 953	$ 600	$ 73	$ 5,897
Federal Funds Purchased	52,350						52,350
Securities Sold Under Repurchase Agreements	72,247		10,000		14,250	10,000	106,497
Federal Home Loan Bank advances	108,398	53,351	46,080	18,944	51,679	15,649	294,101
Subordinated Debentures, Revolving Credit Lines and Term Loans	25,000					90,826	115,826
Total	$259,703	$54,736	$57,258	$19,897	$ 66,529	$116,548	$574,671

INTEREST SENSITIVITY AND DISCLOSURES ABOUT MARKET RISK

Asset/Liability Management has been an important factor in the Corporation's ability to record consistent earnings growth through periods of interest rate volatility and product deregulation. Management and the Board of Directors monitor the Corporation's liquidity and interest sensitivity positions at regular meetings to review how changes in interest rates may affect earnings. Decisions regarding investment and the pricing of loan and deposit products are made after analysis of reports designed to measure liquidity, rate sensitivity, the Corporation's exposure to changes in net interest income given various rate scenarios and the economic and competitive environments.

It is the objective of the Corporation to monitor and manage risk exposure to net interest income caused by changes in interest rates. It is the goal of the Corporation's Asset/Liability function to provide optimum and stable net interest income. To accomplish this, management uses two asset liability tools. GAP/Interest Rate Sensitivity Reports and Net Interest Income Simulation Modeling are both constructed, presented and monitored quarterly.

Management believes that the Corporation's liquidity and interest sensitivity position at December 31, 2007, remained adequate to meet the Corporation's primary goal of achieving optimum interest margins while avoiding undue interest rate risk. The following table presents the Corporation's interest rate sensitivity analysis as of December 31, 2007.

	At December 31, 2007				
(Dollars in Thousands)	1-180 DAYS	181-365 DAYS	1-5 YEARS	BEYOND 5 YEARS	TOTAL
Rate-Sensitive Assets:					
Interest-bearing Deposits	$ 24,931				$ 24,931
Investment Securities	68,237	$ 48,785	$ 294,972	$ 39,173	451,167
Loans	1,418,945	445,722	914,738	101,173	2,880,578
Federal Reserve and Federal Home Loan Bank stock			25,250		25,250
Total Rate-sensitive Assets	1,512,113	494,507	1,234,960	140,346	3,381,926
Rate-Sensitive Liabilities:					
Federal Funds Purchased	52,350				52,350
Interest-bearing Deposits	1,843,652	301,391	318,066	20,463	2,478,421
Securities Sold Under Repurchase Agreements	72,247		10,000	24,250	106,497
Federal Home Loan Bank Advances	109,050	10,631	119,837	54,583	294,101
Subordinated Debentures, Revolving Credit Lines and Term Loans	55,000			60,826	115,826
Total Rate-sensitive Liabilities	2,132,299	312,022	447,903	160,122	3,047,195
Interest Rate Sensitivity gap by Period	$ (613,597)	$ 182,485	$ 787,057	$ (16,517)	
Cumulative Rate Sensitivity gap	(613,597)	(431,113)	355,945	339,428	
Cumulative Rate Sensitivity gap Ratio					
at December 31, 2007	71.1%	82.3%	112.3%	111.2%	
at December 31, 2006	73.5%	78.0%	113.3%	113.0%	

The Corporation had a cumulative negative gap of $437,207,000 in the one-year horizon at December 31, 2007, just over 11.6 percent of total assets.

The Corporation places its greatest credence in net interest income simulation modeling. The above GAP/Interest Rate Sensitivity Report is believed by the Corporation's management to have two major shortfalls. The GAP/Interest Rate Sensitivity Report fails to precisely gauge how often an interest rate sensitive product reprices, nor is it able to measure the magnitude of potential future rate movements.

PART II: ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

INTEREST SENSITIVITY AND DISCLOSURES ABOUT MARKET RISK continued

Net interest income simulation modeling, or earnings-at-risk, measures the sensitivity of net interest income to various interest rate movements. The Corporation's asset liability process monitors simulated net interest income under three separate interest rate scenarios; base, rising and falling. Estimated net interest income for each scenario is calculated over a 12-month horizon. The immediate and parallel changes to the base case scenario used in the model are presented below. The interest rate scenarios are used for analytical purposes and do not necessarily represent management's view of future market movements. Rather, these are intended to provide a measure of the degree of volatility interest rate movements may introduce into the earnings of the Corporation.

The base scenario is highly dependent on numerous assumptions embedded in the model, including assumptions related to future interest rates. While the base sensitivity analysis incorporates management's best estimate of interest rate and balance sheet dynamics under various market rate movements, the actual behavior and resulting earnings impact will likely differ from that projected. For mortgage-related assets, the base simulation model captures the expected prepayment behavior under changing interest rate environments. Assumptions and methodologies regarding the interest rate or balance behavior of indeterminate maturity products, such as savings, money market, NOW and demand deposits, reflect management's best estimate of expected future behavior.

The comparative rising and falling scenarios below assume further interest rate changes in addition to the base simulation discussed above. These changes are immediate and parallel changes to the base case scenario. In addition, total rate movements (beginning point minus ending point) to each of the various driver rates utilized by management in the base simulation are as follows:

Driver Rates	RISING	FALLING
Prime	200 Basis Points	(200) Basis Points
Federal Funds	200	(200)
One-Year CMT	200	(200)
Two-Year CMT	200	(200)
CD's	200	(193)
FHLB Advances	200	(200)

Results for the base, rising and falling interest rate scenarios are listed below based upon the Corporation's rate sensitive assets and liabilities at December 31, 2007. The net interest income shown represents cumulative net interest income over a 12-month time horizon. Balance sheet assumptions used for the base scenario are the same for the rising and falling simulations.

	BASE	RISING	FALLING
Net Interest Income (Dollars in Thousands)	$117,693	$120,089	$116,063
Variance from Base		$ 2,396	$ (1,630)
Percent of Change from Base		2.0%	(1.4)%

The comparative rising and falling scenarios below assume further interest rate changes in addition to the base simulation discussed above. These changes are immediate and parallel changes to the base case scenario. In addition, total rate movements (beginning point minus ending point) to each of the various driver rates utilized by management in the base simulation are as follows:

Driver Rates	RISING	FALLING
Prime	200 Basis Points	(200) Basis Points
Federal Funds	200	(200)
One-Year CMT	200	(200)
Two-Year CMT	200	(200)
Three-Year CMT	200	(200)
Five-Year CMT	200	(200)
CD's	200	(191)
FHLB Advances	200	(200)

Results for the base, rising and falling interest rate scenarios are listed below. The net interest income shown represents cumulative net interest income over a 12-month time horizon. Balance sheet assumptions used for the base scenario are the same for the rising and falling simulations.

	BASE	RISING	FALLING
Net Interest Income (Dollars in Thousands)	$109,090	$108,036	$108,429
Variance from Base		$ (1,054)	$ (631)
Percent of Change from Base		(.96)%	(.58)%

PART II: ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

EARNING ASSETS

The following table presents the earning asset mix as of December 31, 2007, and December 31, 2006. Earnings assets increased by $183,720,000. Loans increased by $182,564,000. The largest loan segments that increased were in commercial and industrial of $125,396,000 and commercial and farmland real estate of $85,805,000. Loan categories that decreased included residential real estate and loans to individuals. The residential real estate loan category decreased primarily due the sale of $27 million of seasoned, long-duration conforming mortgage loans. The loans to individuals decreased as management strategically reduced its indirect lending function, our lowest yielding loan category.

Investments decreased by $14,050,000 as lower yielding investments matured and were reinvested in the higher yielding loans.

(Dollars in Thousands)	December 31,	
	2007	2006
Interest-bearing Time Deposits	$ 24,931	$ 11,284
Investment Securities Available for Sale	440,836	455,933
Investment Securities Held to Maturity	10,331	9,284
Mortgage Loans Held for Sale	3,735	5,413
Loans	2,876,843	2,692,601
Federal Reserve and Federal Home Loan Bank stock	25,250	23,691
Total	$3,381,926	$3,198,206

DEPOSITS AND BORROWINGS

The table below reflects the level of deposits and borrowed funds (federal funds purchased; repurchase agreements; Federal Home Loan Bank advances; subordinated debentures, revolving credit lines and term loans) based on year-end levels at December 31, 2007 and 2006.

(Dollars in Thousands)	December 31,	
	2007	2006
Deposits	$2,844,121	$2,750,538
Federal Funds Purchased	52,350	56,150
Securities Sold Under Repurchase Agreements	106,497	42,750
Federal Home Loan Bank Advances	294,101	242,408
Subordinated Debentures, Revolving Credit Lines and Term Loans	115,826	99,456
	$3,412,895	$3,191,302

The Corporation has continued to leverage its capital position with Federal Home Loan Bank advances, as well as repurchase agreements, which are pledged against acquired investment securities as collateral for the borrowings. The interest rate risk is included as part of the Corporation's interest simulation discussed in Management's Discussion and Analysis of Financial Condition and Results of Operations under the headings "LIQUIDITY" and "INTEREST SENSITIVITY AND DISCLOSURES ABOUT MARKET RISK".

NET INTEREST INCOME

Net interest income is the primary source of the Corporation's earnings. It is a function of net interest margin and the level of average earning assets. The following table presents the Corporation's asset yields, interest expense, and net interest income as a percent of average earning assets for the three-year period ending in 2007.

In 2007, asset yields increased 18 basis points on a fully taxable equivalent basis (FTE) and interest cost increased 34 basis points, resulting in a 16 basis point (FTE) decrease in net interest margin as compared to 2006. During the period, growth in earning assets produced a positive volume variance of $8,600,000 (FTE), while interest rate compression produced a negative rate variance of $5,429,000 (FTE), resulting in an increase of $3,025,000 in net interest income.

In 2006, asset yields increased 66 basis points (FTE) and interest cost increased 92 basis points, resulting in a 26 basis point (FTE) decrease in net interest margin as compared to 2005. The increase in interest income and interest expense was primarily a result of four 25 basis point overnight federal funds rate increases by the Federal Open Market Committee during this period. During the period, interest rate compression produced a negative rate variance of $8,021,000, while growth in earning assets produced a positive volume variance of $6,987,000, resulting in a decline of $1,034,000 in net interest income.

NET INTEREST INCOME continued

(Dollars in Thousands)	December 31,		
	2007	2006	2005
Net Interest Income	$ 113,120	$ 110,095	$ 111,129
FTE Adjustment	$ 4,127	$ 3,981	$ 3,778
Net Interest Income on a Fully Taxable Equivalent Basis	$ 117,247	$ 114,076	$ 114,907
Average Earning Assets	$3,308,939	$3,072,898	$2,891,121
Interest Income (FTE) as a Percent of Average Earning Assets	7.10%	6.92%	6.26%
Interest Expense as a Percent of Average Earning Assets	3.55%	3.21%	2.29%
Net Interest Income (FTE) as a Percent of Average Earning Assets	3.55%	3.71%	3.97%

Average earning assets include the average balance of securities classified as available for sale, computed based on the average of the historical amortized cost balances without the effects of the fair value adjustment. In addition, annualized amounts are computed utilizing a 30/360 basis.

OTHER INCOME

The Corporation offers a wide range of fee-based services. Fee schedules are regularly reviewed by a pricing committee to ensure that the products and services offered by the Corporation are priced to be competitive and profitable.

Other income in 2007 amounted to $40,551,000, a 17.2 percent increase from 2006. The change in other income from 2007 to 2006 was primarily attributable to fluctuations within the following other income items:

- Earnings on bank-owned life insurance increased $1,365,000 compared to the same period in 2006 due to a purchase of $18,000,000 of new life insurance policies in mid-2006, and $4,500,000 in 2007. Additionally, a death benefit of $440,000 was received in 2007.
- Service charges for 2007 were $1,159,000 higher than in 2006 due to fee increases.
- The sale of a branch building and other real estate resulted in gains of $987,000 in 2007.
- Insurance commissions increased $811,000 from 2006 due to the purchase of an insurance agency in late 2006.
- Trust fees increased $747,000 compared to the same period in 2006 as a result of increased trust business.

Other income in 2006 amounted to $34,613,000, a .3 percent decrease from 2005. The change in other income from 2006 to 2005 was minor and primarily attributable to fluctuations within the following other income items:

- Fees on debit cards and ATMs increased by approximately $297,000 as compared to the same period in 2005. This was primarily a result of increase card usage by customers.
- Earnings on cash surrender value of life insurance increased approximately $619,000 compared to the same period in 2005 due to a purchase of $18,000,000 of new life insurance policies in 2006.
- Net gains and fees on sales of mortgage loans decreased by $731,000 from the same period in 2005 due to stabilizing mortgage interest rates resulting in reduced mortgage originations.
- A cash payment was received in 2005 of approximately $232,000, related to our membership in a credit card network that was merged with another card network. No such payment was received during 2006.

OTHER EXPENSES

Other expenses represent non-interest operating expenses of the Corporation. Total other expenses for 2007 were $102,182,000, $6,125,000 or 6.4 percent higher than the prior year of $96,057,000. The change in other expenses from 2007 to 2006 was primarily attributable to fluctuations within the following other expense items:

- Salary and employee benefits grew $2,718,000, or 4.8 percent due to staff additions and normal salary increases. Approximately $635,000 of the increase is due to share-based compensation expense recorded in 2007.

OTHER EXPENSES continued

- The Corporation wrote off $1,800,000 in unamortized underwriting fees associated with the First Merchants Capital Trust I subordinated debentures being called during 2007. Going forward, this early redemption will provide the Corporation with savings of $1.2 million annually.

- Other expenses increased $1,129,000 primarily due to integration expenses related to bank combinations and name changes.

Other expenses amounted to $96,057,000 in 2006, an increase of 2.2 percent from the prior year. Salaries and benefit expense grew $2,100,000, or 3.9 percent, due to staff additions and normal salary increases. Approximately $833,000 of the increase is due to share-based compensation expense recorded in 2006.

INCOME TAXES

Income tax expense totaled $11,343,000 for 2007, which is a decrease of $852,000 from 2006. The effective tax rates for the periods ending December 31, 2007, 2006 and 2005 were 26.4 percent, 28.8 percent and 30.5 percent, respectively. The effective tax rate has remained lower than the federal statutory income tax rate of 35 percent, primarily due to the Corporation's tax-exempt investment income on securities and loan income generated by subsidiaries domiciled in a state with no state or local income tax, income tax credits generated from investments in affordable housing projects, increases in tax-exempt earnings from bank-owned life insurance contracts and reduced state taxes, resulting from the effect of state income apportionment.

INFLATION

Changing prices of goods, services and capital affect the financial position of every business enterprise. The level of market interest rates and the price of funds loaned or borrowed fluctuate due to changes in the rate of inflation and various other factors, including government monetary policy.

Fluctuating interest rates affect the Corporation's net interest income, loan volume and other operating expenses, such as employee salaries and benefits, reflecting the effects of escalating prices, as well as increased levels of operations and other factors. As the inflation rate increases, the purchasing power of the dollar decreases. Those holding fixed-rate monetary assets incur a loss, while those holding fixed-rate monetary liabilities enjoy a gain. The nature of a financial holding company's operations is such that there will generally be an excess of monetary assets over monetary liabilities, and, thus, a financial holding company will tend to suffer from an increase in the rate of inflation and benefit from a decrease.

OTHER

The Securities and Exchange Commission maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the commission, including the Corporation, and that address is (http://www.sec.gov).

PART II: ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

The quantitative and qualitative disclosures about market risk information are presented under Item 7 under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operations" within the section "Interest Sensitivity and Disclosures About Market Risk", of this Annual Report on Form 10-K.

PART II: ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

Audit Committee, Board of Directors and Stockholders
First Merchants Corporation
Muncie, Indiana

We have audited the accompanying consolidated balance sheets of First Merchants Corporation as of December 31, 2007, and 2006, and the related consolidated statements of income, comprehensive income, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2007. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audits included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of First Merchants Corporation as of December 31, 2007 and 2006, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2007, in conformity with accounting principles generally accepted in the Unites States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), First Merchants Corporation's internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated February 8, 2008, expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

BKD, LLP

Indianapolis, Indiana
February 8, 2008

PART II: ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA
CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEETS

(in thousands, except share data)	December 31, 2007	December 31, 2006
Assets		
Cash and Due From Banks	$ 134,683	$ 89,957
Interest-bearing Time Deposits	24,931	11,284
Investment Securities		
Available for Sale	440,836	455,933
Held to Maturity (Fair Value of $10,270 and $9,516)	10,331	9,284
Total Investment Securities	451,167	465,217
Mortgage Loans Held for Sale	3,735	5,413
Loans, Net of Allowance for Loan Losses of $28,228 and $26,540	2,848,615	2,666,061
Premises and Equipment	44,445	42,393
Federal Reserve and Federal Home Loan Bank Stock	25,250	23,691
Interest Receivable	23,402	24,345
Core Deposit Intangibles	12,412	15,470
Goodwill	123,444	123,168
Cash value of Life Insurance	70,970	64,213
Other Assets	19,033	23,658
Total Assets	$ 3,782,087	$ 3,554,870
Liabilities		
Deposits		
Noninterest-bearing	$ 370,397	$ 362,058
Interest-bearing	2,473,724	2,388,480
Total Deposits	2,844,121	2,750,538
Borrowings	568,774	440,764
Interest Payable	8,325	9,326
Other Liabilities	20,931	26,917
Total Liabilities	3,442,151	3,227,545
Commitments and Contingent Liabilities		
Stockholders' Equity		
Preferred Stock, No-par Value		
Authorized and Unissued -- 500,000 Shares		
Common Stock, $.125 Stated Value		
Authorized -- 50,000,000 Shares		
Issued and Outstanding - 18,002,787 and 18,439,843 Shares	2,250	2,305
Additional Paid-in Capital	137,801	146,460
Retained Earnings	202,750	187,965
Accumulated Other Comprehensive Loss	(2,865)	(9,405)
Total Stockholders' Equity	339,936	327,325
Total Liabilities and Stockholders' Equity	$ 3,782,087	$ 3,554,870

See notes to consolidated financial statements.

PART II: ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA
CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF INCOME

(in thousands, except share data)	Year Ended December 31,		
	2007	2006	2005
Interest Income			
Loans Receivable			
Taxable	$207,268	$186,768	$158,436
Tax Exempt	1,120	828	643
Investment Securities			
Taxable	13,744	12,316	9,612
Tax Exempt	6,548	6,565	6,374
Federal Funds Sold	172	373	264
Deposits with Financial Institutions	582	500	695
Federal Reserve and Federal Home Loan Bank Stock	1,299	1,256	1,185
Total Interest Income	230,733	208,606	177,209
Interest Expense			
Deposits	89,921	74,314	46,121
Federal Funds Purchased	3,589	1,842	623
Securities Sold Under Repurchase Agreements	3,856	3,228	1,612
Federal Home Loan Bank Advances	12,497	10,734	9,777
Subordinated Debentures, Revolving Credit Lines and Term Loans	7,750	8,124	7,432
Other Borrowings		269	515
Total Interest Expense	117,613	98,511	66,080
Net Interest Income	113,120	110,095	111,129
Provision for Loan Losses	8,507	6,258	8,354
Net Interest Income After Provision for Loan Losses	104,613	103,837	102,775
Other Income			
Fiduciary Activities	8,372	7,625	7,481
Service Charges on Deposit Accounts	12,421	11,262	11,298
Other Customer Fees	6,479	5,517	5,094
Net Realized Gains (Losses) on Sales of Available-for-sale Securities		(4)	(2)
Commission Income	5,113	4,302	3,821
Earnings on Cash Surrender Value of Life Insurance	3,651	2,286	1,667
Net Gains and Fees on Sales of Loans	2,438	2,171	2,902
Other Income	2,077	1,454	2,456
Total Other Income	40,551	34,613	34,717
Other Expenses			
Salaries and Employee Benefits	58,843	56,125	54,059
Net Occupancy Expenses	6,647	5,886	5,796
Equipment Expenses	6,769	7,947	7,562
Marketing Expenses	2,205	1,932	2,012
Outside Data Processing Fees	3,831	3,449	4,010
Printing and Office Supplies	1,410	1,496	1,369
Core Deposit Amortization	3,159	3,066	3,102
Write-off of Unamortized Underwriting Expenses	1,771		
Other Expenses	17,547	16,156	16,047
Total Other Expenses	102,182	96,057	93,957
Income Before Income Tax	42,982	42,393	43,535
Income Tax Expense	11,343	12,195	13,296
Net Income	$ 31,639	$ 30,198	$ 30,239
Net Income Per Share:			
Basic	$ 1.73	$ 1.64	$ 1.64
Diluted	1.73	1.64	1.63

See notes to consolidated financial statements.

PART II: ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA
CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in thousands, except share data)	Year Ended December 31, 2007	2006	2005
Net Income	$ 31,639	$ 30,198	$ 30,239
Other Comprehensive Income (Loss), Net of Tax:			
Unrealized Losses on Securities Available for Sale:			
Unrealized Holding Gains/(Losses) Arising During the Period,			
Net of Income Tax Benefit (Expense) of $(1,437), $(1,242), and $3,562	2,743	2,087	(6,615)
Reclassification Adjustment for Gains (Losses) Included in Net Income,			
Net of Income Tax (Expenses) Benefit of $0, $(2), and $(1)		2	1
Unrealized Gains (Losses) on Cash Flow Hedge Assets:			
Unrealized Gain (Loss) Arising During the Period,			
Net of Income Tax Benefit of $(501), $83, and $0	1,057	(125)	
Unrealized Loss on Pension Minimum Funding Liability:			
Unrealized Loss Arising During the Period,			
Net of Income Tax Benefit of $0, $0, and $1,767			(2.651)
Defined Benefit Pension Plans, Net of Income Tax Expense of ($1,827)			
Net Gain Arising During Period	2,725		
Prior Service Cost Arising During Period	30		
Amortization of Prior Service Cost	(15)		
	6,540	1,964	(9,265)
COMPREHENSIVE INCOME	$ 38,179	$ 32,162	$ 20,974

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	COMMON STOCK SHARES	COMMON STOCK AMOUNT	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)	TOTAL
Balances, December 31, 2004	18,573,997	$ 2,322	$150,862	$161,459	$ (40)	$314,603
Net Income for 2005				30,239		30,239
Cash Dividends ($.92 per Share)				(16,981)		(16,981)
Other Comprehensive Income (Loss), Net of Tax					(9,265)	(9,265)
Stock Issued Under Employee Benefit Plans	43,238	6	908			914
Stock Issued Under Dividend Reinvestment and Stock Purchase Plan	35,565	4	929			933
Stock Options Exercised	121,750	15	2,159			2,174
Stock Redeemed	(374,598)	(47)	(9,611)			(9,658)
Issuance of Stock Related to Acquisition	16,762	2	435			437
Balances, December 31, 2005	18,416,714	2,302	145,682	174,717	(9,305)	313,396
Net Income for 2006				30,198		30,198
Cash Dividends ($.92 per Share)				(16,950)		(16,950)
Other Comprehensive Income (Loss), Net of Tax					1,964	1,964
Adjustment to Initially Apply FASB Statement No. 158, Net of Tax					(2,064)	(2,064)
Share-based Compensation			972			972
Stock Issued Under Employee Benefit Plans	41,391	5	852			857
Stock Issued Under Dividend Reinvestment and Stock Purchase Plan	48,788	6	1,184			1,190
Stock Options Exercised	90,138	11	1,598			1,609
Stock Redeemed	(234,495)	(29)	(5,661)			(5,690)
Issuance of Stock Related to Acquisition	77,307	10	1,833			1,843
Balances, December 31, 2006	18,439,843	$ 2,305	$146,460	$ 187,965	$ (9,405)	$ 327,325
Net Income for 2007				31,639		31,639
Cash Dividends ($.92 per Share)				(16,854)		(16,854)
Other Comprehensive Income (Loss), Net of Tax					6,540	6,540
Tax Benefit from Stock Options Exercised			116			116
Share-based Compensation	3,292		1,468			1,468
Stock Issued Under Employee Benefit Plans	38,537	5	782			787
Stock Issued Under Dividend Reinvestment and Stock Purchase Plan	51,168	6	1,164			1,170
Stock Options Exercised	35,142	5	491			496
Stock Redeemed	(565,195)	(71)	(12,680)			(12,751)
Balances, December 31, 2007	18,002,787	$ 2,250	$137,801	$ 202,750	$ (2,865)	$ 339,936

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands, except share data)	Year Ended December 31, 2007	2006	2005
Operating Activities:			
Net Income	$ 31,639	$ 30,198	$ 30,239
Adjustments to Reconcile Net Income to			
Net Cash Provided by Operating Activities:			
Provision for Loan Losses	8,507	6,258	8,354
Depreciation and Amortization	4,331	5,382	5,070
Share-based Compensation	1,468	833	
Tax Benefits from Stock Options Exercised	(116)	(139)	
Mortgage Loans Originated for Sale	(123,051)	(123,256)	(86,122)
Proceeds from Sales of Mortgage Loans	124,729	122,753	84,579
Net Change in:			
Interest Receivable	943	(4,655)	(2,372)
Interest Payable	(1,001)	3,452	1,463
Other Adjustments	2,165	(4,549)	5,283
Net Cash Provided by Operating Activities	49,614	36,277	46,494
Investing Activities:			
Net Change in Interest-bearing Deposits	(13,647)	(2,536)	595
Purchases of			
Securities Available for Sale	(69,536)	(100,355)	(97,861)
Securities Held to Maturity	(8,466)		
Proceeds from Maturities of			
Securities Available for Sale	81,069	64,778	69,236
Securities Held to Maturity	7,418	6,526	
Proceeds from Sales of			
Securities Available for Sale	7,219	575	4,718
Proceeds from Sales of Mortgages	26,773		
Purchase of Federal Reserve and Federal Home Loan Bank stock	(1,559)	(491)	(342)
Purchase of Bank-owned Life Insurance	(4,500)	(18,000)	
Net Change in Loans	(217,834)	(240,080)	(35,090)
Net Cash Paid in Acquisition	(370)	(59)	(213)
Other Adjustments	(4,143)	(8,358)	(6,233)
Net Cash Used by Investing Activities	(197,576)	(298,000)	(65,190)
Cash Flows from Financing Activities:			
Net Change in:			
Demand and Savings Deposits	65,035	133,591	(80,986)
Certificates of Deposit and Other Time Deposits	28,548	234,372	55,412
Receipt of Borrowings	457,157	182,454	191,002
Repayment of Borrowings	(331,016)	(249,927)	(123,657)
Cash Dividends	(16,854)	(16,899)	(16,981)
Stock Issued Under Employee Benefit Plans	787	857	914
Stock Issued Under Dividend Reinvestment			
and Stock Purchase Plan	1,170	1,190	933
Stock Options Exercised	496	1,228	2,174
Tax Benefits from Stock Options Exercised	116	139	
Stock Redeemed	(12,751)	(5,690)	(9,658)
Net Cash Provided by Financing Activities	192,688	281,263	19,153
Net Change in Cash and Cash Equivalents	44,726	19,540	457
Cash and Cash Equivalents, Beginning of Year	89,957	70,417	69,960
Cash and Cash Equivalents, End of Year	$ 134,683	$ 89,957	$ 70,417
Additional Cash Flows Information:			
Interest Paid	$ 118,614	$ 95,059	$ 64,617
Income Tax Paid	12,206	14,385	16,775

See notes to consolidated financial statements.

NOTE 1

NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting and reporting policies of First Merchants Corporation ("Corporation"), and its wholly owned subsidiaries, First Merchants Bank, N.A. ("First Merchants"), First Merchants Bank of Central Indiana, N.A. ("Central Indiana"), Lafayette Bank and Trust Company, N.A. ("Lafayette"), and Commerce National Bank ("Commerce National"), (collectively the "Banks"), First Merchants Trust Company, National Association ("FMTC"), First Merchants Insurance Services, Inc. ("FMIS"), First Merchants Reinsurance Company ("FMRC") and Indiana Title Insurance Company ("ITIC"), conform to accounting principles generally accepted in the United States of America and reporting practices followed by the banking industry.

On April 1, 2007, the Corporation combined five of its bank charters into one. Frances Slocum Bank & Trust Company, National Association, Decatur Bank & Trust Company, National Association, The First National Bank of Portland and United Communities National Bank combined with First Merchants Bank, N.A. Also on April 1, 2007, the name of The Madison Community Bank was changed to First Merchants Bank of Central Indiana, National Association.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Corporation is a financial holding company whose principal activity is the ownership and management of the Banks and operates in a single significant business segment. The Banks operate under national bank charters and provide full banking services. As national banks, the Banks are subject to the regulation of the Office of the Comptroller of the Currency and the Federal Deposit Insurance Corporation.

The Banks generate commercial, mortgage, and consumer loans and receive deposits from customers located primarily in north-central and east-central Indiana and Butler, Franklin and Hamilton counties in Ohio. The Banks' loans are generally secured by specific items of collateral, including real property, consumer assets and business assets.

CONSOLIDATION

The consolidated financial statements include the accounts of the Corporation and all its subsidiaries, after elimination of all material intercompany transactions.

INVESTMENT SECURITIES-Debt securities are classified as held to maturity when the Corporation has the positive intent and ability to hold the securities to maturity. Securities held to maturity are carried at amortized cost. Debt securities not classified as held to maturity are classified as available for sale. Securities available for sale are carried at fair value with unrealized gains and losses reported separately in accumulated other comprehensive income, net of tax.

Amortization of premiums and accretion of discounts are recorded as interest income from securities. Realized gains and losses are recorded as net security gains (losses). Gains and losses on sales of securities are determined on the specific-identification method.

Available-for-sale and held-to-maturity securities are reviewed quarterly for possible other-than-temporary impairment. The review includes an analysis of the facts and circumstances of each individual investment such as the length of time the fair value has been below cost, the expectation for that security's performance, the creditworthiness of the issuer and the Corporation's ability to hold the security to maturity. A decline in value that is considered to be other-than temporary is recorded as a loss within other operating income in the consolidated statements of income.

LOANS HELD FOR SALE are carried at the lower of aggregate cost or market. Market is determined using the aggregate method. Net unrealized losses, if any, are recognized through a valuation allowance by charges to income based on the difference between estimated sales proceeds and aggregate cost.

LOANS held in the Corporation's portfolio are carried at the principal amount outstanding. Certain nonaccrual and substantially delinquent loans may be considered to be impaired. A loan is impaired when, based on current information or events, it is probable that the Banks will be unable to collect all amounts due (principal and interest) according to the contractual terms of the loan agreement. In applying the provisions of Statement of Financial Accounting Standards ("SFAS") No. 114, the Corporation considers its investment in one-to-four family residential loans and consumer installment loans to be homogeneous and therefore excluded from separate identification for evaluation of impairment. Interest income is accrued on the principal balances of loans, except for installment loans with add-on interest, for which a method that

NOTE 1

CONSOLIDATION continued

approximates the level yield method is used. The accrual of interest on impaired loans is discontinued when, in management's opinion, the borrower may be unable to meet payments as they become due. When interest accrual is discontinued, all unpaid accrued interest is reversed when considered uncollectable. Interest income is subsequently recognized only to the extent cash payments are received. Certain loan fees and direct costs are being deferred and amortized as an adjustment of yield on the loans.

ALLOWANCE FOR LOAN LOSSES is maintained to absorb losses inherent in the loan portfolio and is based on ongoing, quarterly assessments of the probable losses inherent in the loan portfolio. The allowance is increased by the provision for loan losses, which is charged against current operating results. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance. The Corporation's methodology for assessing the appropriateness of the allowance consists of three key elements - the determination of the appropriate reserves for specifically identified loans, historical losses, and economic, environmental or qualitative factors.

Larger commercial loans that exhibit probable or observed credit weaknesses are subject to individual review. Where appropriate, reserves are allocated to individual loans based on management's estimate of the borrower's ability to repay the loan given the availability of collateral, other sources of cash flow and legal options available to the Corporation. Included in the review of individual loans are those that are impaired as provided in SFAS No. 114. Any allowances for impaired loans are measured based on the present value of expected future cash flows discounted at the loan's effective interest rate or fair value of the underlying collateral. The Corporation evaluates the collectibility of both principal and interest when assessing the need for a loss accrual. Historical loss rates are applied to other commercial loans not subject to specific reserve allocations.

Homogenous loans, such as consumer installment and residential mortgage loans, are not individually risk graded. Reserves are established for each pool of loans using loss rates based on a three-year average net charge-off history by loan category.

Historical loss allocations for commercial and consumer loans may be adjusted for significant factors that, in management's judgment, reflect the impact of any current conditions on loss recognition. Factors which management considers in the analysis include the effects of the national and local economies, trends in loan growth and charge-off rates, changes in mix, concentration of loans in specific industries, asset quality trends (delinquencies, charge offs and nonaccrual loans), risk management and loan administration, changes in the internal lending policies and credit standards, examination results from bank regulatory agencies and the Corporation's internal loan review.

An unallocated reserve, primarily based on the factors noted above, is maintained to recognize the imprecision in estimating and measuring loss when evaluating reserves for individual loans or pools of loans. Allowances on individual loans and historical loss allocations are reviewed quarterly and adjusted as necessary based on changing borrower and/or collateral conditions.

PREMISES AND EQUIPMENT are carried at cost net of accumulated depreciation. Depreciation is computed using the straight-line and declining balance methods based on the estimated useful lives of the assets. Maintenance and repairs are expensed as incurred, while major additions and improvements are capitalized. Gains and losses on dispositions are included in current operations.

FEDERAL RESERVE AND FEDERAL HOME LOAN BANK STOCK are required investments for institutions that are members of the Federal Reserve Bank ("FRB") and Federal Home Loan Bank systems. The required investment in the common stock is based on a predetermined formula.

INTANGIBLE ASSETS that are subject to amortization, including core deposit intangibles, are being amortized on both the straight-line and accelerated basis over 3 to 20 years. Intangible assets are periodically evaluated as to the recoverability of their carrying value.

GOODWILL is maintained by applying the provisions of SFAS No. 142. Goodwill is reviewed for impairment annually in accordance with this statement with any loss recognized through the income statement, at that time.

DERIVATIVE INSTRUMENTS are carried at the fair value of the derivatives reflects the estimated amounts that we would receive to terminate these contracts at the reporting date based upon pricing or valuation models applied to current market information. Interest rate floors are valued using the market standard methodology of discounting the future expected cash receipts that would occur if variable interest rates fell below the strike rate of the floors. The projected cash receipts on the floor are based on an expectation of future interest rates derived from observed market interest rate curves and volatilities.

(table dollar amounts in thousands, except share data)

NOTE 1

CONSOLIDATION continued

INCOME TAX in the consolidated statements of income includes deferred income tax provisions or benefits for all significant temporary differences in recognizing income and expenses for financial reporting and income tax purposes. The Corporation files consolidated income tax returns with its subsidiaries.

The Corporation adopted the provisions of the Financial Accounting Standards Board (FASB) Interpretation No. 48 (FIN 48), Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109, on January 1, 2007. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. As a result of the implementation of FIN 48, the Corporation did not identify any uncertain tax positions that it believes should be recognized in the financial statements. The tax years still subject to examination by taxing authorities are years subsequent to 2003.

STOCK OPTION AND RESTRICTED STOCK AWARD PLANS are maintained by the Corporation and are described more fully in Note 16. Prior to 2006, the Corporation accounted for these plans under the recognition and measurement principles of APB Opinion No. 25., *Accounting for Stock Issued to Employees*, and related Interpretations. Accordingly, in 2005 no stock-based employee compensation cost is reflected in net income, as all awards granted under these plans had an exercise price equal to the market value of the underlying common stock at the grant date.

Effective January 1, 2006 the Corporation adopted the fair value recognition provisions of Statement of Financial Accounting Standards (SFAS) No. 123R, *Share-Based Payment*. The Corporation selected the modified prospective application. Accordingly, after January 1, 2006, the Corporation began expensing the fair value of stock awards granted, modified, repurchased or cancelled.

The following table illustrates the effect on net income and earnings per share if the Corporation had applied the fair value provisions of SFAS No. 123, *Accounting for Stock-Based Compensation*, to stock-based compensation in 2005.

	Year Ended December 31 2005
Net Income, as Reported	$30,239
Add: Total Stock-based Employee Compensation Cost Included in Reported Net Income, Net of Income Taxes	
Less: Total Stock-based Employee Compensation Cost Determined Under the Fair Value Based Method, Net of Income Taxes	(2,159)
Pro Forma Net Income	$28,080
Earnings per Share:	
Basic - as Reported	$ 1.64
Basic - Pro Forma	$ 1.52
Diluted - as Reported	$ 1.63
Diluted - Pro Forma	$ 1.51

EARNINGS PER SHARE have been computed based upon the weighted average common and common equivalent shares outstanding during each year.

Certain reclassifications have been made to the 2006 financial statements to conform to the 2007 financial statement presentation. These reclassifications had no effect on net income.

NOTE 2

BUSINESS COMBINATIONS

Effective December 31, 2007, the Corporation acquired Oliver-Dorton Insurance of Muncie, Indiana, which has been merged into FMIS, a wholly owned subsidiary of the Corporation. The cash purchase price was $370,000. The acquisition was deemed to be an immaterial acquisition.

Effective October 13, 2006, the Corporation acquired Armstrong Insurance, Inc. of Parker City, an Indiana corporation, which has merged into FMIS, a wholly owned subsidiary of the Corporation. The Corporation issued 77,307 shares of its common stock at a cost of $23.845 per share to complete the transaction. The acquisition was deemed to be an immaterial acquisition.

(table dollar amounts in thousands, except share data)

NOTE 2

BUSINESS COMBINATIONS continued

Effective September 1, 2005, the Corporation acquired Trustcorp Financial Services of Greenville, Inc., an Ohio corporation, which was merged into FMIS, a wholly owned subsidiary of the Corporation. The Corporation issued 16,762 shares of its common stock at a cost of $26.10 per share to complete the transaction. The acquisition was deemed to be an immaterial acquisition.

NOTE 3

RESTRICTION ON CASH AND DUE FROM BANKS

The Banks are required to maintain reserve funds in cash and/or on deposit with the Federal Reserve Bank. The reserve required at December 31, 2007, was $15,896,000.

NOTE 4

INVESTMENT SECURITIES

	AMORTIZED COST	GROSS UNREALIZED GAINS	GROSS UNREALIZED LOSSES	FAIR VALUE
Available for Sale at December 31, 2007				
U.S. Treasury	$ 1,501	$ 18		$ 1,519
U.S. Government-sponsored Agency Securities	67,793	240	$ 98	67,935
State and Municipal	150,744	2,324	156	152,912
Mortgage-backed Securities	199,591	1,654	1,444	199,801
Corporate Obligations	13,740		1,294	12,446
Marketable Equity Securities	6,835		612	6,223
Total Available for Sale	440,204	4,236	3,604	440,836
Held to maturity at December 31, 2007				
State and Municipal	10,317	237	298	10,256
Mortgage-backed Securities	14			14
Total Held to Maturity	10,331	237	298	10,270
Total Investment Securities	$450,535	$ 4,473	$ 3,902	$451,106
Available for Sale at December 31, 2006				
U.S. Treasury	$ 1,502	$ 1		$ 1,503
U.S. Government-sponsored Agency Securities	87,193	69	$ 1,284	85,978
State and Municipal	168,262	2,251	892	169,621
Mortgage-backed Securities	195,228	600	3,983	191,845
Marketable Equity and Other Securities	7,296		310	6,986
Total Available for Sale	459,481	2,921	6,469	455,933
Held to Maturity at December 31, 2006				
State and Municipal	9,266	432	200	9,498
Mortgage-backed Securities	18			18
Total Held to Maturity	9,284	432	200	9,516
Total Investment Securities	$468,765	$ 3,353	$ 6,669	$465,449

Certain investments in debt securities are reported in the financial statements at an amount less than their historical cost. The historical cost of these investments totaled $214,293,000 and $306,650,000 at December 31, 2007 and 2006, respectively. Total fair value of these investments was $210,391,000 and $299,984,000, which is approximately 46.6 and 64.5 percent of the Corporation's available-for-sale and held-to-maturity investment portfolio at December 31, 2007 and 2006, respectively. These declines primarily resulted from increases in market interest rates.

Based on evaluation of available evidence, including recent changes in market interest rates, credit rating information and information obtained from regulatory filings, management believes the declines in fair value for these securities are temporary. Should the impairment of any of these securities become other than temporary, the cost basis of the investment will be reduced and the resulting loss recognized in net income in the period the other-than-temporary impairment is identified.

(table dollar amounts in thousands, except share data)

NOTE 4

INVESTMENT SECURITIES continued

The following tables show the Corporation's gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position at December 31, 2007 and 2006:

	Less than 12 Months		12 Months or Longer		Total	
	FAIR VALUE	GROSS UNREALIZED LOSSES	FAIR VALUE	GROSS UNREALIZED LOSSES	FAIR VALUE	GROSS UNREALIZED LOSSES
Temporarily Impaired investment securities at December 31, 2007:						
U.S. Government-sponsored Agency Securities			$ 45,572	$ (98)	$ 45,572	$ (98)
State and Municipal	$ 858	$ (7)	60,996	(447)	61,854	(454)
Mortgage-backed Securities	3,489	(30)	86,161	(1,414)	89,650	(1,444)
Corporate Obligations	12,415	(1,294)			12,415	(1,294)
Marketable Equity Securities			900	(612)	900	(612)
Total Temporarily Impaired Investment Securities	$ 16,762	$(1,331)	$193,629	$(2,571)	$210,391	$ (3,902)

	Less than 12 Months		12 Months or Longer		Total	
	FAIR VALUE	GROSS UNREALIZED LOSSES	FAIR VALUE	GROSS UNREALIZED LOSSES	FAIR VALUE	GROSS UNREALIZED LOSSES
Temporarily Impaired Investment Securities at December 31, 2006:						
U.S. Government-sponsored Agency Securities	$ 1,576	$ (3)	$ 71,702	$(1,281)	$ 73,278	$ (1,284)
State and Municipal	9,608	(35)	81,841	(1,057)	91,449	(1,092)
Mortgage-backed Securities	7,459	(20)	126,555	(3,963)	134,014	(3,983)
Corporate Obligations			28	(6)	28	(6)
Marketable Equity Securities	1,215	(304)			1,215	(304)
Total Temporarily Impaired Investment Securities	$ 19,858	$ (362)	$280,126	$(6,307)	$299,984	$ (6,669)

The amortized cost and fair value of securities available for sale and held to maturity at December 31, 2007, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

	AVAILABLE FOR SALE		HELD TO MATURITY	
	AMORTIZED COST	FAIR VALUE	AMORTIZED COST	FAIR VALUE
Maturity Sistribution at December 31, 2007:				
Due in One Year or Less	$ 76,553	$ 76,456	$ 704	$ 705
Due After One Through Five Years	97,649	98,585	276	280
Due After Five Through Ten Years	38,253	39,470	810	801
Due After Ten Years	21,323	20,301	8,527	8,470
	233,778	234,812	10,317	10,256
Mortgage-backed Securities	199,591	199,801	11	11
Other Asset-backed Securities			3	3
Marketable Equity Securities	6,835	6,223		
Totals	$440,204	$440,836	$ 10,331	$ 10,270

Securities with a carrying value of approximately $191,470,000, 143,652,000 and $190,079,000 were pledged at December 31, 2007, 2006 and 2005 respectively to secure certain deposits and securities sold under repurchase agreements, and for other purposes as permitted or required by law.

Proceeds from sales of securities available for sale during 2007, 2006 and 2005 were $7,219,000, $575,000 and $4,718,000 respectively. Gross gains of $0, $0 and $28,000 in 2007, 2006 and 2005, and gross losses of $0, $4,000, and $30,000 in 2007, 2006 and 2005 were realized on those sales.

(table dollar amounts in thousands, except share data)

NOTE 5

LOANS AND ALLOWANCE

	2007	2006
Loans at December 31:		
Commercial and Industrial Loans	$ 662,701	$ 537,305
Agricultural Production Financing and Other Loans to Farmers	114,324	100,098
Real Estate Loans:		
Construction	165,425	169,491
Commercial and Farmland	947,234	861,429
Residential	744,627	749,921
Individuals' Loans for Household and Other Personal Expenditures	187,880	223,504
Tax-exempt Loans	16,423	14,423
Lease Financing Receivables, Net of Unearned Income	8,351	8,010
Other Loans	29,878	28,420
	2,786,843	2,692,601
Allowance for Loan Losses	(28,228)	(26,540)
Total Loans	$2,848,615	$2,666,061

Residential Real Estate Loans Held for Sale at December 31, 2007 and 2006 were $3,735,000 and $5,413,000 respectively.

	2007	2006
Allowance for Loan Losses		
Balance, January 1	$ 26,540	$ 25,188
Provision for Losses	8,507	6,258
Recoveries on Loans	1,738	1,604
Loans Charged Off	(8,557)	(6,510)
Balance, December 31	$ 28,228	$ 26,540

Information on nonaccruing, contractually past due 90 days or more other than nonaccruing and restructured loans is summarized below:

	2007	2006
Non-accrual Loans	$ 29,031	$ 17,926
Loans Contractually Past Due 90 Days or More Other Than Nonaccruing	3,578	2,870
Restructured Loans	145	84
Total Non-performing Loans	$ 32,754	$ 20,880

(table dollar amounts in thousands, except share data)

NOTE 5

LOANS AND ALLOWANCE continued

Information on impaired loans is summarized below:

	2007	2006	2005
As of, and for the Year Ending December 31:			
Impaired Loans with an Allowance	$ 21,304	$ 17,291	$ 7,540
Impaired Loans for which the Discounted Cash Flows or Collateral Value Exceeds the Carrying Value of the Loan	65,645	43,029	44,840
Total Impaired Loans	$86,949	$60,320	$52,380
Total Impaired Loans as a Percent of Total Loans	3.02%	2.24%	2.13%
Allowance for Impaired Loans (Included in the Corporation's Allowance for Loan Losses)	$ 6,034	$ 4,130	$ 2,824
Average Balance of Impaired Loans	103,272	66,139	44,790
Interest Income Recognized on Impaired Loans	6,675	5,143	3,511
Cash Basis Interest Included Above	1,143	1,364	650

NOTE 6

PREMISES AND EQUIPMENT

	2007	2006
Cost at December 31:		
Land	$ 7,993	$ 7,767
Buildings and Leasehold Improvements	47,853	37,791
Equipment	40,455	46,895
Total Cost	96,301	92,453
Accumulated Depreciation and Amortization	(51,856)	(50,060)
Net	$ 44,445	$ 42,393

The Corporation is committed under various noncancelable lease contracts for certain subsidiary office facilities and equipment. Total lease expense for 2007, 2006 and 2005 was $2,477,000, $2,651,000 and $2,391,000, respectively. The future minimum rental commitments required under the operating leases in effect at December 31, 2007, expiring at various dates through the year 2016 are as follows for the years ending December 31:

2008	$1,708
2009	1,385
2010	1,178
2011	953
2012	600
After 2012	73
Total Future Minimum Obligations	$5,897

NOTE 7

GOODWILL

The changes in the carrying amount of goodwill at December 31 are noted below.
No impairment loss was recorded in 2007 and 2006.

	2007	2006
Balance, January 1	$ 123,168	$ 121,266
Goodwill Acquired	276	1,902
Balance, December 31	$ 123,444	$ 123,168

(table dollar amounts in thousands, except share data)

NOTE 8

CORE DEPOSIT AND OTHER INTANGIBLES

The carrying basis and accumulated amortization of recognized core deposit and other intangibles at December 31 were:

	2007	2006
Gross Carrying Amount	$ 32,126	$ 32,025
Accumulated Amortization	(19,714)	(16,555)
Core Deposit and Other Intangibles	$ 12,412	$ 15,470

Amortization expense for the years ended December 31, 2007, 2006 and 2005, was $3,159,000, $3,066,000 and $3,102,000, respectively. Estimated amortization expense for each of the following five years is:

2008	$ 3,159
2009	3,157
2010	3,048
2011	2,114
2012	528
After 2012	406
	$12,412

NOTE 9

DEPOSITS

	2007	2006
Deposits at December 31:		
Demand Deposits	$ 903,380	$ 883,294
Savings Deposits	552,380	507,431
Certificates and Other Time Deposits of $100,000 or more	495,630	431,068
Other Certificates and Time Deposits	892,731	928,745
Total Deposits	$2,844,121	$2,750,538

Certificates and Other Time Deposits Maturing in Years Ending December 31:	
2008	$1,053,782
2009	175,108
2010	63,000
2011	35,739
2012	43,774
After 2012	16,958
	$1,388,361

Time deposits obtained through brokers were $239,019,000 and $256,632,000 at December 31, 2007 and 2006, respectively.

(table dollar amounts in thousands, except share data)

NOTE 10

BORROWINGS

	2007	2006
Borrowings at December 31:		
Federal Funds Purchased	$ 52,350	$ 56,150
Securities Sold Under Repurchase Agreements	106,497	42,750
Federal Home Loan Bank Advances	294,101	242,408
Subordinated Debentures, Revolving Credit Lines and Term Loans	115,826	99,456
Total Borrowings	$568,774	$440,764

Securities sold under repurchase agreements consist of obligations of the Banks to other parties. The obligations are secured by U.S. Treasury, U.S. Government-sponsored agency security obligations and corporate asset-backed securities. The maximum amount of outstanding agreements at any month-end during 2007 and 2006 totaled $128,023,000 and $98,765,000 respectively, and the average of such agreements totaled $85,853,000 and $73,818,000 during 2007 and 2006 respectively.

Maturities of securities sold under repurchase agreements; Federal Home Loan Bank advances; and subordinated debentures, revolving credit lines and term loans as of December 31, 2007, are as follows:

	SECURITIES SOLD UNDER REPURCHASE AGREEMENTS	FEDERAL HOME LOAN BANK ADVANCES	SUBORDINATED DEBENTURES REVOLVING CREDIT LINES AND TERM LOANS
	AMOUNT	AMOUNT	AMOUNT
Maturities in Years Ending December 31:			
2008	$ 72,247	$108,398	$ 25,000
2009		53,351	
2010	10,000	46,080	
2011		18,944	
2012	14,250	51,679	
After 2012	10,000	15,649	90,826
Total	$106,497	$294,101	$115,826

The terms of a security agreement with the FHLB require the Corporation to pledge, as collateral for advances, qualifying first mortgage loans and all otherwise unpledged investment securities in an amount equal to at least 145 percent of these advances. Advances, with interest rates from 2.36 to 6.84 percent, are subject to restrictions or penalties in the event of prepayment. The total available remaining borrowing capacity from the FHLB at December 31, 2007, was $18,487,000.

Subordinated Debentures, Revolving Credit Lines and Term Loans. Three borrowings were outstanding on December 31, 2007, for $115,826,000.

- *First Merchants Capital Trust II.* The subordinated debenture, entered into on July 2, 2007, for $56,702,000 will mature on September 15, 2037. The Corporation may redeem the debenture no earlier than September 15, 2012, subject to the prior approval of the Federal Reserve, as required by law or regulation. Interest is fixed at 6.495 percent for the period from the date of issuance through September 15, 2012, and thereafter, at an annual floating rate equal to the three-month LIBOR plus 1.56 percent, reset quarterly. Interest is payable in March, June, September and December of each year. First Merchants Capital Trust II is a wholly owned subsidiary of the Corporation.

- *CNBC Statutory Trust I.* As part of the March 1, 2003, acquisition of CNBC Bancorp, the Corporation assumed $4,124,000 of a junior subordinated debenture entered into on February 22, 2001. The subordinated debenture of $4,124,000 will mature on February 22, 2031. Interest is fixed at 10.20 percent and payable on February 22 and August 22 of each year. The Corporation may redeem the debenture, in whole or in part, at its option commencing February 22, 2011, at a redemption price of 105.10 percent of the outstanding principal amount and, thereafter, at a premium which declines annually. On or after February 22, 2021, the securities may be redeemed at face value with prior approval of the Board of Governors of the Federal Reserve System. CNBC Statutory Trust I is a wholly owned subsidiary of the Corporation.

(table dollar amounts in thousands, except share data)

NOTE 10

BORROWINGS continued

- *LaSalle Bank, N.A.* A Loan and Subordinated Debenture Loan Agreement ("LaSalle Agreement") was entered into with LaSalle Bank, N.A. on March 25, 2003 and later amended as of September 5, 2007. The LaSalle Agreement includes three credit facilities:

    - The Term Loan of $5,000,000 matures on March 7, 2014. Interest is calculated at a floating rate equal to the lender's base rate or LIBOR plus 1.00 percent. The Term Loan is secured by 100 percent of the common stock of First Merchants. The Agreement contains several restrictive covenants, including the maintenance of various capital adequacy levels, asset quality and profitability ratios, and certain restrictions on dividends and other indebtedness.

    - The Revolving Loan had a balance of $25,000,000 at December 31, 2007. Interest is payable quarterly based on a floating rate equal to the lender's base rate or LIBOR plus 1.00 percent. Principal and interest are due on or before March 5, 2008. The total principal amount outstanding at any one time may not exceed $25,000,000. The Revolving Loan is secured by 100 percent of the common stock of First Merchants. The Agreement contains several restrictive covenants, including the maintenance of various capital adequacy levels, asset quality and profitability ratios, and certain restrictions on dividends and other indebtedness.

    - The Subordinated Debenture of $25,000,000 matures on March 7, 2014. Interest is calculated at a floating rate equal to the lender's base rate or LIBOR plus 1.25 percent. The Subordinated Debenture is treated as Tier 2 Capital for regulatory capital purposes and is unconditionally guaranteed by the Corporation.

The Corporation redeemed its subordinated debentures payable to First Merchants Capital Trust I during 2007. The aggregate redemption price was the principal amount of $54,832,000 plus any accrued but unpaid interest. The redemption of the debentures was immediately followed by the redemption by First Merchants Capital Trust I of its outstanding common and preferred securities at their $25 liquidation value, plus any accrued but unpaid distributions.

Subordinated Debentures, Revolving Credit Lines and Term Loans. Three borrowings were outstanding on December 31, 2006, for $99,456,000.

- *First Merchants Capital Trust I.* The subordinated debenture, entered into on April 12, 2002, for $54,832,000 will mature on June 20, 2032. The Corporation may redeem the debenture no earlier than June 30, 2007, subject to the prior approval of the Federal Reserve, as required by law or regulation. Interest is fixed at 8.75 percent and payable on March 31, June 30, September 30 and December 31 of each year.

- *CNBC Statutory Trust I.* As part of the March 1, 2003, acquisition of CNBC Bancorp, the Corporation assumed $4,124,000 of a junior subordinated debenture entered into on February 22, 2001. The subordinated debenture of $4,124,000 will mature on February 22, 2031. Interest is fixed at 10.20 percent and payable on February 22 and August 22 of each year. The Corporation may redeem the debenture, in whole or in part, at its option commencing February 22, 2011, at a redemption price of 105.10 percent of the outstanding principal amount and, thereafter, at a premium which declines annually. On or after February 22, 2021, the securities may be redeemed at face value with prior approval of the Board of Governors of the Federal Reserve System.

- *LaSalle Bank, N.A.* A Loan and Subordinated Debenture Loan Agreement ("LaSalle Agreement") was entered into with LaSalle Bank, N.A. on March 25, 2003 and later amended as of March 7, 2006. The LaSalle Agreement includes three credit facilities:

    - The Term Loan of $5,000,000 matures on March 7, 2012. Interest is calculated at a floating rate equal to the lender's prime rate or LIBOR plus 1.00 percent. The Term Loan is secured by 100 percent of the common stock of First Merchants. The Agreement contains several restrictive covenants, including the maintenance of various capital adequacy levels, asset quality and profitability ratios, and certain restrictions on dividends and other indebtedness.

(table dollar amounts in thousands, except share data)

NOTE 10

BORROWINGS continued

- The Revolving Loan had a balance of $10,500,000 at December 31, 2006. Interest is payable quarterly based on LIBOR plus 1 percent. Principal and interest are due on or before March 6,2007. The total principal amount outstanding at any one time may not exceed $20,000,000. The Revolving Loan is secured by 100 percent of the common stock of First Merchants. The Agreement contains several restrictive covenants, including the maintenance of various capital adequacy levels, asset quality and profitability ratios, and certain restrictions on dividends and other indebtedness.

- The Subordinated Debenture of $25,000,000 matures on March 7, 2012. Interest is calculated at a floating rate equal to, at the Corporation's option, either the lender's prime rate or LIBOR plus 1.50 percent. The Subordinated Debenture is treated as Tier 2 Capital for regulatory capital purposes.

NOTE 11

LOAN SERVICING

Mortgage loans serviced for others are not included in the accompanying consolidated balance sheets. The loans are serviced primarily for the Federal Home Loan Mortgage Corporation, and the unpaid balances totaled $115,618,000, $98,538,000 and $107,730,000 at December 31, 2007, 2006 and 2005 respectively the amount of capitalized servicing assets is considered immaterial.

NOTE 12

INCOME TAX

	2007	2006	2005
Income Tax Expense for the Year Ended December 31:			
Currently Payable:			
Federal	$ 13,343	$ 13,192	$ 14,814
State	162	1,415	2,231
Deferred:			
Federal	(1,664)	(1,785)	(3,248)
State	(498)	(627)	(501)
Total Income Tax Expense	$ 11,343	$ 12,195	$ 13,296
Reconciliation of Federal Statutory to Actual Tax Expense:			
Federal Statutory Income Tax at 35%	$ 15,043	$ 14,837	$ 15,158
Tax-exempt Interest	(2,259)	(2,215)	(2,204)
Effect of State Income Taxes	(220)	475	1,115
Earnings on Life Insurance	(1,064)	(594)	(452)
Tax Credits	(348)	(391)	(395)
Other	191	83	74
Actual Tax Expense	$ 11,343	$ 12,195	$ 13,296

Tax expense (benefit) applicable to security gains and losses for the years ended December 31, 2007, 2006 and 2005, was $0, $(2,000) and $(1,000), respectively.

(table dollar amounts in thousands, except share data)

NOTE 12

INCOME TAX continued

A cumulative net deferred tax asset is included in other assets in the consolidated balance sheets. The components of the net asset are as follows:

	2007	2006
Deferred Tax Asset at December 31:		
Assets:		
Differences in Accounting for Loan Losses	$11,086	$10,641
Deferred Compensation	3,841	3,078
Difference in Accounting for Pensions and Other Employee Benefits	3,071	5,442
State Income Tax	156	187
Net Unrealized Loss on Securities Available for Sale		1,241
Other	322	399
Total Assets	18,476	20,988
Liabilities:		
Differences in Depreciation Methods	3,508	3,114
Differences in Accounting for Loans and Securities	3,889	4,974
Differences in Accounting for Loan Fees	399	534
Net Unrealized Gain on Securities Available for Sale	220	
Other	2,344	2,381
Total Liabilities	10,360	11,003
Net Deferred Tax Asset	$ 8,116	$ 9,985

NOTE 13

COMMITMENTS AND CONTINGENT LIABILITIES

In the normal course of business there are outstanding commitments and contingent liabilities, such as commitments to extend credit and standby letters of credit, which are not included in the accompanying financial statements. The Corporation's exposure to credit loss in the event of nonperformance by the other party to the financial instruments for commitments to extend credit and standby letters of credit is represented by the contractual or notional amount of those instruments. The Banks use the same credit policies in making such commitments as they do for instruments that are included in the consolidated balance sheets.

Financial instruments whose contract amount represents credit risk as of December 31, were as follows:

	2007	2006
Commitments to Extend Credit	$747,070	$681,462
Standby Letters of Credit	25,431	23,286

Commitments to extend credit are agreements to lend to a customer, as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Banks evaluate each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Banks upon extension of credit, is based on management's credit evaluation. Collateral held varies, but may include accounts receivable, inventory, property and equipment, and income-producing commercial properties.

Standby letters of credit are conditional commitments issued by the Banks to guarantee the performance of a customer to a third party.

The Corporation and subsidiaries are also subject to claims and lawsuits, which arise primarily in the ordinary course of business. It is the opinion of management that the disposition or ultimate resolution of such claims and lawsuits will not have a material adverse effect on the consolidated financial position of the Corporation.

(table dollar amounts in thousands, except share data)

NOTE 14

STOCKHOLDERS' EQUITY

National banking laws restrict the maximum amount of dividends that a bank may pay in any calendar year. National banks are limited to the bank's retained net income (as defined) for the current year plus those for the previous two years. The amount at December 31, 2007, available for 2008 dividends from First Merchants, Central Indiana, Lafayette, Commerce National, FMTC and FMIS to the Corporation totaled $18,719,000, $1,877,000, $1,039,000, $8,313,000, $520,000 and $9,616,000, respectively.

Total stockholders' equity for all subsidiaries at December 31, 2007, was $445,104,000 of which $405,020,000 was restricted from dividend distribution to the Corporation.

The Corporation has a Dividend Reinvestment and Stock Purchase Plan, enabling stockholders to elect to have their cash dividends on all shares held automatically reinvested in additional shares of the Corporation's common stock. In addition, stockholders may elect to make optional cash payments up to an aggregate of $2,500 per quarter for the purchase of additional shares of common stock. The stock is credited to participant accounts at fair market value. Dividends are reinvested on a quarterly basis.

NOTE 15

REGULATORY CAPITAL

The Corporation and Banks are subject to various regulatory capital requirements administered by the federal banking agencies and are assigned to a capital category. The assigned capital category is largely determined by three ratios that are calculated according to the regulations: total risk adjusted capital, Tier 1 capital, and Tier 1 leverage ratios. The ratios are intended to measure capital relative to assets and credit risk associated with those assets and off-balance sheet exposures of the entity. The capital category assigned to an entity can also be affected by qualitative judgments made by regulatory agencies about the risk inherent in the entity's activities that are not part of the calculated ratios.

There are five capital categories defined in the regulations, ranging from well capitalized to critically undercapitalized. Classification of a bank in any of the undercapitalized categories can result in actions by regulators that could have a material effect on a bank's operations.

At December 31, 2007, the management of the Corporation believes that it meets all capital adequacy requirements to which it is subject. The most recent notifications from the regulatory agencies categorized the Corporation and Banks as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Banks must maintain a minimum total capital to risk-weighted assets, Tier I capital to risk-weighted assets and Tier I capital to average assets of 10 percent, 6 percent and 5 percent, respectively. There have been no conditions or events since that notification that management believes have changed this categorization.

(table dollar amounts in thousands, except share data)

NOTE 15

REGULATORY CAPITAL continued

Actual and required capital amounts and ratios are listed below.

	2007				2006			
	ACTUAL		REQUIRED FOR ADEQUATE CAPITAL[1]		ACTUAL		REQUIRED FOR ADEQUATE CAPITAL[1]	
	AMOUNT	RATIO	AMOUNT	RATIO	AMOUNT	RATIO	AMOUNT	RATIO
December 31								
Total Capital[1,2,3] (to Risk-weighted Assets)								
Consolidated	$312,080	10.55%	$236,636	8.00%	$299,353	11.09%	$215,906	8.00%
First Merchants	169,678	11.07	122,567	8.00	77,072	10.46	58,965	8.00
Central Indiana	29,268	11.72	19,984	8.00	28,541	11.06	20,637	8.00
United Communities					27,723	11.21	19,790	8.00
First National					10,881	11.13	7,820	8.00
Decatur					12,200	11.06	8,828	8.00
Frances Slocum					20,016	11.87	13,488	8.00
Lafayette	79,692	11.46	55,646	8.00	79,106	11.60	54,539	8.00
Commerce National	52,353	10.76	38,922	8.00	46,997	11.28	33,320	8.00
Tier I Capital[1,2,3] (to Risk-weighted Assets)								
Consolidated	$258,918	8.75%	$118,318	4.00%	$247,813	9.18%	$107,953	4.00%
First Merchants	154,624	10.09	61,284	4.00	69,957	9.45	29,482	4.00
Central Indiana	26,669	10.68	9,992	4.00	26,036	10.09	10,318	4.00
United Communities					25,201	10.19	9,895	4.00
First National					10,126	10.36	3,910	4.00
Decatur					11,261	10.20	4,414	4.00
Frances Slocum					17,918	10.63	6,744	4.00
Lafayette	73,437	10.56	27,823	4.00	72,646	10.66	27,269	4.00
Commerce National	48,099	9.89	19,461	4.00	43,149	10.36	16,660	4.00
Tier I Capital[1,2,3] (to Average Assets)								
Consolidated	$258,918	7.19%	$144,000	4.00%	$247,813	7.37%	$134,443	4.00%
First Merchants	154,624	8.10	76,293	4.00	69,657	7.33	38,005	4.00
Central Indiana	26,669	8.91	11,966	4.00	26,036	8.63	12,068	4.00
United Communities					25,201	7.91	12,747	4.00
First National					10,126	8.04	5,040	4.00
Decatur					11,261	7.31	6,162	4.00
Frances Slocum					17,918	9.08	7,895	4.00
Lafayette	73,437	8.01	36,669	4.00	72,646	7.99	36,385	4.00
Commerce National	48,099	9.11	21,119	4.00	43,149	8.99	19,203	4.00

NOTE 16

SHARE-BASED COMPENSATION

Stock options and restricted stock awards ("RSAs"), which are non-vested shares, have been issued to directors, officers and other management employees under the Corporation's 1994 Stock Option Plan and The 1999 Long-term Equity Incentive Plan. The stock options, which have a ten-year life, become 100 percent vested ranging from three months to two years and are fully exercisable when vested. Option exercise prices equal the Corporation's common stock closing price on NASDAQ on the date of grant. RSAs provide for the issuance of shares of the Corporation's common stock at no cost to the holder and generally vest after three years. The RSAs only vest if the employee is actively employed by the Corporation on the vesting date.

The Corporation's 2004 Employee Stock Purchase Plan ("ESPP") provides eligible employees of the Corporation and its subsidiaries an opportunity to purchase shares of common stock of the Corporation through annual offerings financed by payroll deductions. The price of the stock to be paid by the employees may not be less than 85 percent of the lesser of the fair market value of the Corporation's common stock at the beginning or at the end of the offering period. Common stock purchases are made annually and are paid through advance payroll deductions of up to 20 percent of eligible compensation.

SFAS 123(R) required the Corporation to begin recording compensation expense in 2006 related to unvested share-based awards outstanding as of December 31, 2005, by recognizing the un-amortized grant date fair value of these awards over the remaining service periods of those awards, with no change in historical reported fair values and earnings. Awards granted after December 31, 2005 are valued at fair value in accordance with provisions of SFAS 123(R) and are recognized on a straight-line basis over the service periods of each award. To complete the exercise of vested stock options, RSA's and ESPP options, the Corporation generally issues new shares from its authorized but unissued share pool. Share-based

[1] As defined by regulatory agencies
[2] Effective April 1, 2007, United Communities, First National, Decatur and Frances Slocum were merged into First Merchants Bank, N.A.
[3] Effective April 1, 2007, Madison's name was changed to First Merchants Bank of Central Indiana, National Association.

(table dollar amounts in thousands, except share data)

NOTE 16

SHARE-BASED COMPENSATION continued

compensation for the years ended December 31, 2007 and 2006 totaled $1,468,000 and $833,000, respectively, and has been recognized as a component of salaries and benefits expense in the accompanying Consolidated Condensed Statements of Income.

Prior to 2006, the Corporation accounted for share-based compensation in accordance with APB 25 using the intrinsic value method, which did not require that compensation expense be recognized for the Corporation's stock and ESPP options. However, under APB 25, the Corporation was required to record compensation expense over the vesting period for the value of RSAs granted, if any.

The Corporation provided pro forma disclosure amounts in accordance with SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure" (SFAS No. 148), as if the fair value method defined by SFAS No. 123 had been applied to its share-based compensation. The Corporation's net income and net income per share for the period ended December 31, 2005 would have been reduced if compensation expense related to stock and ESPP options had been recorded in the financial statements, based on fair value at the grant dates.

The estimated fair value of the stock options granted during 2007, 2006 and 2005 was calculated using a Black Scholes options pricing model. The following summarizes the assumptions used in the Black Scholes model:

	2007	2006	2005
Risk-free Interest Rate	4.67%	4.59%	4.05%
Expected Price Volatility	29.76%	29.84%	30.20%
Dividend Yield	3.64%	3.54%	3.56%
Forfeiture Rate	5.00%	4.00%	4.00%
Weighted-average Expected Life, Until Exercise	5.99 years	5.75 years	8.50 years

The Black Scholes model incorporates assumptions to value share-based awards. The risk-free rate of interest, for periods equal to the expected life of the option, is based on a zero-coupon U.S. government instrument over a similar contractual term of the equity instrument. Expected price volatility is based on historical volatility of the Corporation's common stock. In addition, the Corporation generally uses historical information to determine the dividend yield and weighted-average expected life of the options, until exercise. Separate groups of employees that have similar historical exercise behavior with regard to option exercise timing and forfeiture rates are considered separately for valuation and attribution purposes.

Share-based compensation expense recognized in the Consolidated Condensed Statements of Income is based on awards ultimately expected to vest and is reduced for estimated forfeitures. SFAS 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods, if actual forfeitures differ from those estimates. Pre-vesting forfeitures were estimated to be approximately 5 percent for the year ended December 31, 2007, based on historical experience. In the Corporation's pro forma disclosures required under SFAS 123(R) for the periods prior to fiscal 2006, the Corporation accounted for forfeitures as they occurred.

As a result of adopting SFAS 123(R), net income of the Corporation for the year ended December 31, 2007 and 2006 were $1,124,000 and $656,000, respectively, lower (net of $344,000 and $177,000 in tax benefits), than if it had continued to account for share-based compensation under APB 25. The impact on both basic and diluted earnings per share for the year ended December 31, 2007 and 2006 were $.06 and $.04 per share.

(table dollar amounts in thousands, except share data)

NOTE 16

SHARE-BASED COMPENSATION continued

The following table summarizes the components of the Corporation's share-based compensation awards recorded as expense.

Components of the share-based compensation:

	Year Ended December 31, 2007	Year Ended December 31, 2006
Stock and ESPP Options:		
Pre-tax Compensation Expense	$ 602	$ 449
Income Tax Benefit	(41)	(42)
Stock and ESPP Options Expense, Net of Income	$ 561	$ 407
Restricted Stock Awards:		
Pre-tax Compensation Expense	$ 866	$ 384
Income Tax Benefit	(303)	(135)
Restricted Stock Awards Expense, Net of Tax	$ 563	$ 249
Total Share-based Compensation:		
Pre-tax Compensation Expense	$ 1,468	$ 833
Income Tax Benefit	(344)	(177)
Total Share-based Compensation Expense, Net of Tax	$ 1,124	$ 656

As of December 31, 2007, unrecognized compensation expense related to stock options, RSAs and ESPP options totaling $221,000, $1,320,000 and $92,000, respectively, is expected to be recognized over weighted-average periods of .61, 1.67 and .5 years, respectively.

Stock option activity under the Corporation's stock option plans as of December 31, 2007 and changes during the year ended December 31, 2007 were as follows:

	Number of Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (in Years)	Aggregate Intrinsic Value
Outstanding at January 1, 2007	1,067,247	$ 23.87		
Granted	75,968	26.00		
Exercised	(48,609)	18.11		
Cancelled	(40,176)	23.68		
Outstanding at December 31, 2007	1,054,430	$ 24.30	5.33	$568,511
Vested and Expected to Vest at December 31, 2007	1,042,511	$ 24.28	5.29	$568,511
Exercisable at December 31, 2007	924,467	$ 24.12	4.86	$568,511

The weighted-average grant date fair value was $5.85, $6.22 and $6.93 for stock options granted during the year ended December 31, 2007, 2006 and 2005, respectively.

The aggregate intrinsic value in the table above represents the total pre-tax intrinsic value (the difference between the Corporation's closing stock price on the last trading day of 2007 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their stock options on the last trading day of 2007. The amount of aggregate intrinsic value will change based on the fair market value of the Corporation's common stock.

The aggregate intrinsic value of stock options exercised during the years ended December 31, 2007, 2006 and 2005 were $250,185, $665,000 and $903,000, respectively. Exercise of options during these same periods resulted in cash receipts of $496,000, $1,228,000 and $1,347,000, respectively. The Corporation recognized a tax benefit of approximately $116,000 for the year ended December 31, 2007, related to the exercise of employee stock options and has been recorded as an increase to additional paid-in capital.

(table dollar amounts in thousands, except share data)

NOTE 16

SHARE-BASED COMPENSATION continued

The following table summarizes information on unvested restricted stock awards outstanding as of December 31, 2007:

	Number of Shares	Grant-Date Fair Value
Unvested RSAs at January 1, 2007	55,000	$ 27.83
Granted	57,775	26.07
Forfeited	6,306	25.78
Vested	8,442	25.56
Unvested RSAs at December 31, 2007	98,027	$ 27.12

The grant date fair value of ESPP options was estimated at the beginning of the July 1, 2007 offering period and approximates $184,000. The ESPP options vested during the twelve-month period ending June 30, 2008. At December 31, 2007, total unrecognized compensation expense related to unvested ESPP options was $92,000, which is expected to be recognized over a six-month period ending June 30, 2008.

NOTE 17

PENSION AND OTHER POST RETIREMENT BENEFIT PLANS

The Corporation's defined-benefit pension plans cover substantially all of the Corporation's employees. On December 31, 2006 the Corporation adopted the recognition provision of SFAS No. 158 *Employers' Accounting for Defined Benefit, Pension and other Post-Retirement Plans.* The benefits are based primarily on years of service and employees' pay near retirement. Contributions are intended to provide not only for benefits attributed to service-to-date, but also for those expected to be earned in the future.

The table below sets forth the plans' funded status and amounts recognized in the consolidated balance sheet at December 31, using measurement dates of September 30, 2007 and 2006.

	December 31 2007	2006
Change in Benefit Obligation		
Benefit Obligation at Beginning of Year	$ 58,078	$ 55,484
Service Cost	671	688
Interest Cost	3,146	2,985
Actuarial (Gain)/Loss	(1,640)	1,303
Benefits Paid	(2,755)	(2,382)
Benefit Obligation at End of Year	57,500	58,078
Change in Plan Assets		
Fair Value of Plan Assets at Beginning of Year	41,591	39,913
Actual Return on Plan Assets	6,563	3,243
Employer Contributions	853	817
Benefits Paid	(2,755)	(2,382)
End of Year	46,252	41,591
Funded Status at End of Year	$ 11,248	$ 16,487
Assets and Liabilities Recognized in the Balance Sheets:		
Deferred Tax Assets	$ 2,804	$ 4,654
Liabilities	$ 11,248	$ 16,487
Amounts Recognized in Accumulated Other Comprehensive Income Not Yet Recognized as Components of Net Periodic Benefit Cost Consist of:		
Net Loss (Gain)	$ 4,089	$ 6,701
Prior Service Cost (Credit)	118	34
	$ 4,207	$ 6,735

In January 2005, the Board of Directors of the Corporation approved the curtailment of the accumulation of defined benefits for future services provided by certain participants in the First Merchants Corporation Retirement Pension Plan (the "Plan"). Employees of the Corporation and certain of its subsidiaries who are participants in the Plan were notified that, on and after March 1, 2005, no additional pension benefits will be earned by employees who have not both attained the age of fifty-five (55) and accrued at least ten (10) years of "Vesting Service". As a result of this action, the Corporation incurred a $1,630,000 pension curtailment loss to record previously unrecognized prior service costs in accordance with SFAS No. 88,

(table dollar amounts in thousands, except share data)

NOTE 17

PENSION AND OTHER POST RETIREMENT BENEFIT PLANS continued

"Employers' Accounting for Settlements and Curtailments of Defined Benefit Plans and for Termination Benefits." This loss was recognized and recorded by the Corporation in 2005.

The accumulated benefit obligation for all defined benefit plans was $56,739,000 and $51,732,000 at December 31, 2007 and 2006, respectively.

Information for pension plans with an accumulated benefit obligation in excess of plan assets:

	December 31 2007	2006
Projected Benefit Obligation	$ 57,500	$ 58,078
Accumulated Benefit Obligation	$ 51,770	$ 56,583
Fair Value of Plan Assets	$ 46,252	$ 41,591

Components of net periodic pension cost:

	December 31 2007	2006
Service Cost	$ 671	$ 688
Interest Cost	3,146	2,985
Expected Return on Plan Assets	(3,164)	(2,913)
Amortization of Prior Service Costs	25	26
Amortization of Net (Gain) Loss	527	445
Net Periodic Pension Cost	$ 1,205	$ 1,231

Other changes in plan assets and benefit obligations recognized in other comprehensive income:

	December 31, 2007
Net Periodic Pension Cost	$ 1,205
Defined Benefit Pension Plans, Net of Income Tax Expense of ($1,475)	
Net Gain Arising During Period	2,725
Prior Service Cost Arising During Period	30
Amortization of Prior Service Cost	(15)
Total Recognized in Other Comprehensive Income	2,740
Total Recognized in NPPC and OCI	$ 3,945

The estimated net loss and transition obligation for the defined benefit pension plans that will be amortized from accumulated other comprehensive income into net periodic pension cost over the next fiscal year are:

Amortization of Net Loss (Gain)	$ 152
Amortization of Prior Service Cost	16
Total	$ 168

Significant assumptions include:

	December 31 2007	2006
Weighted-average Assumptions Used to Determine Benefit Obligation:		
Discount Rate	5.50%	5.50%
Rate of Compensation Increase	3.50%	3.50%
Weighted-average Assumptions Used to Determine Benefit Cost:		
Discount Rate	5.50%	5.50%
Expected Return on Plan Assets	7.75%	7.50%
Rate of Compensation Increase	3.52%	4.00%

At September 30, 2007 and 2006, the Corporation based its estimate of the expected long-term rate of return on analysis of the historical returns of the plans and current market information available. The plans' investment strategies are to provide for preservation of capital with an emphasis on long-term growth

(table dollar amounts in thousands, except share data)

NOTE 17

PENSION AND OTHER POST RETIREMENT BENEFIT PLANS continued

without undue exposure to risk. The assets of the plans' are invested in accordance with the plans' Investment Policy Statement, subject to strict compliance with ERISA and any other applicable statutes.

The plans' risk management practices include quarterly evaluations of investment managers, including reviews of compliance with investment manager guidelines and restrictions; ability to exceed performance objectives; adherence to the investment philosophy and style; and ability to exceed the performance of other investment managers. The evaluations are reviewed by management with appropriate follow-up and actions taken, as deemed necessary. The Investment Policy Statement generally allows investments in cash and cash equivalents, real estate, fixed income debt securities and equity securities, and specifically prohibits investments in derivatives, options, futures, private placements, short selling, non-marketable securities and purchases of non-investment grade bonds.

At December 31, 2007, the maturities of the plans' debt securities ranged from 18 days to 8.7 years, with a weighted average maturity of 3.2 years. At December 31, 2006, the maturities of the plans' debt securities ranged from 1 day to 10.4 years, with a weighted average maturity of 3.0 years.

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid as of December 31, 2007. The Corporation plans to contribute as least $386,000 to the plans in 2008.

2008	$ 2,672
2009	2,777
2010	2,990
2011	3,207
2012	3,401
2013 and After	18,340

Plan assets are re-balanced quarterly. At December 31, 2007 and 2006, plan assets by category are as follows:

	December 31 2007	2006
Equity Securities	65%	66%
Debt Securities	32%	32%
Other	3%	2%
	100%	100%

The following table reflects the adjustments recorded during 2006 in accordance with the adoption of the recognition and disclosure requirement of SFAS No. 158:

	Before Application of Statement 158	Adjustments	After Application of Statement 158
Other Assets	$ 22,281	$ 1,377	$ 23,658
Total Assets	3,553,493	1,377	3,554,870
Other Liabilities	23,486	3,431	26,917
Total Liabilities	3,224,114	3,431	3,227,545
Accumulated Other Comprehensive Loss	(7,341)	(2,064)	(9,405)
Total Stockholders' Equity	329,389	(2,064)	327,325

The First Merchants Corporation Retirement and Income Savings Plan (the "Savings Plan"), a Section 401(k) qualified defined contribution plan, was amended on March 1, 2005 to provide enhanced retirement benefits, including employer and matching contributions, for eligible employees of the Corporation and its subsidiaries. The Corporation matches employees' contributions primarily at the rate of 50 percent for the first 6 percent of base salary contributed by participants. Beginning in 2005, employees who have completed 1,000 hours of service and are an active employee on the last day of the year receive an additional retirement contribution after year-end. The amount of a participant's retirement contribution varies from 2 to 7 percent of salary based upon years of service. Full vesting occurs after 5 years of service. The Corporation's expense for the Savings Plan was $2,454,000 for 2007, $2,026,000 for 2006 and $2,052,000 for 2005.

The Corporation maintains post-retirement benefit plans that provide health insurance benefits to retirees. The plans allow retirees to be carried under the Corporation's health insurance plan, generally from ages 55 to 65. The retirees pay most of the premiums due for their coverage, with amounts paid by retirees ranging from 70 to 100 percent of the premiums payable. The accrued benefits payable under the plans totaled $1,317,000 and $1,089,000 at December 31, 2007 and 2006. Post-retirement plan expense totaled $171,000, $127,000 and $120,000 for the years ending December 31, 2007, 2006 and 2005, respectively.

(table dollar amounts in thousands, except share data)

NOTE 18

NET INCOME PER SHARE

Year Ended December 31,	2007			2006			2005		
	INCOME	WEIGHTED-AVERAGE SHARES	PER SHARE AMOUNT	INCOME	WEIGHTED-AVERAGE SHARES	PER SHARE AMOUNT	INCOME	WEIGHTED-AVERAGE SHARES	PER SHARE AMOUNT
Basic Net Income Per Share:									
Net Income Available to									
Common Stockholders	$31,639	18,249,919	$1.73	$30,198	18,383,074	$1.64	$30,239	18,484,832	$1.64
Effect of Dilutive Stock Options..		64,843			83,679			110,863	
Diluted Net Income Per Share:									
Net Income Available to									
Common Stockholders									
and Assumed Conversions	$31,639	18,313,964	$1.73	$30,198	18,466,753	$1.64	$30,239	18,595,695	$1.63

Options to purchase 831,795, 590,736, and 214,840 shares of common stock with weighted average exercise prices of $25.67, $26.21 and $26.81 at December 31, 2007, 2006 and 2005, respectively, were excluded from the computation of diluted net income per share because the options exercise price was greater than the average market price of the common stock.

NOTE 19

FAIR VALUES OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

CASH AND CASH EQUIVALENTS The fair value of cash and cash equivalents approximates carrying value.

INTEREST-BEARING TIME DEPOSITS The fair value of interest-bearing time deposits approximates carrying value.

INVESTMENT SECURITIES Fair values are based on quoted market prices.

MORTGAGE LOANS HELD FOR SALE The fair value of mortgages held for sale approximates carrying values.

LOANS For both short-term loans and variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values. The fair value for other loans is estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality.

FEDERAL RESERVE AND FEDERAL HOME LOAN BANK STOCK The fair value of FRB and FHLB stock is based on the price at which it may be resold to the FRB and FHLB.

INTEREST RECEIVABLE/PAYABLE The fair values of interest receivable/payable approximate carrying values.

DEPOSITS The fair values of noninterest-bearing demand accounts, interest-bearing demand accounts and savings deposits are equal to the amount payable on demand at the balance sheet date. The carrying amounts for variable rate, fixed-term certificates of deposit approximate their fair values at the balance sheet date. Fair values for fixed-rate certificates of deposit and other time deposits are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on such time deposits.

BORROWINGS The fair value of borrowings is estimated using a discounted cash flow calculation, based on current rates for similar debt, except for short-term and adjustable rate borrowing arrangements. At December 31, the fair value for these instruments approximates carrying value.

DERIVATIVE INSTRUMENTS The fair value of the derivatives reflects the estimated amounts that we would receive to terminate these contracts at the reporting date based upon pricing or valuation models applied to current market information. Interest rate floors are valued using the market standard methodology of discounting the future expected cash receipts that would occur if variable interest rates fell below the strike rate of the floors. The projected cash receipts on the floor are based on an expectation of future interest rates derived from observed market interest rate curves and volatilities.

(table dollar amounts in thousands, except share data)

NOTE 19

FAIR VALUES OF FINANCIAL INSTRUMENTS continued

OFF-BALANCE SHEET COMMITMENTS

Loan commitments and letters-of-credit generally have short-term, variable-rate features and contain clauses which limit the Banks' exposure to changes in customer credit quality. Accordingly, their carrying values, which are immaterial at the respective balance sheet dates, are reasonable estimates of fair value.

The estimated fair values of the Corporation's financial instruments are as follows:

	2007		2006	
	CARRYING AMOUNT	FAIR VALUE	CARRYING AMOUNT	FAIR VALUE
Assets at December 31:				
Cash and Due from Banks	$ 134,683	$ 134,683	$ 89,957	$ 89,957
Interest-bearing Time Deposits	24,931	24,931	11,284	11,284
Investment Securities Available for Sale	440,836	440,836	455,933	455,933
Investment Securities Held to Maturity	10,331	10,270	9,284	9,516
Mortgage Loans Held for Sale	3,735	3,735	5,413	5,413
Loans	2,848,615	2,846,625	2,666,061	2,649,916
FRB and FHLB Stock	25,250	25,250	23,691	23,691
Interest Receivable	23,402	23,402	24,345	24,345
Interest Rate Floors	2,001	2,001	428	428
Liabilities at December 31:				
Deposits	$2,844,121	$2,731,895	$2,750,538	$2,661,866
Borrowings:				
Federal Funds Purchased	52,350	52,350	56,150	56,150
Securities Sold Under Repurchase Agreements	106,497	106,497	42,750	42,750
FHLB Advances	294,101	298,574	242,408	242,954
Subordinated Debentures, Revolving Credit Lines and Term Loans	115,826	121,177	99,456	112,966
Interest Payable	8,325	8,325	9,326	9,326

NOTE 20

CONDENSED FINANCIAL INFORMATION (parent company only)

Presented below is condensed financial information as to financial position, results of operations, and cash flows of the Corporation:

CONDENSED BALANCE SHEETS

	December 31, 2007	2006
Assets		
Cash	$ 8,192	$ 6,122
Investment in Subsidiaries	445,104	417,287
Goodwill	448	448
Other Assets	12,282	15,425
Total Assets	$466,026	$439,282
Liabilities		
Borrowings	$115,826	$ 99,456
Other Liabilities	10,264	12,501
Total Liabilities	126,090	111,957
Stockholders' Equity	339,936	327,325
Total Liabilities and Stockholders' Equity	$466,026	$439,282

(table dollar amounts in thousands, except share data)

NOTE 20

CONDENSED FINANCIAL INFORMATION (parent company only) continued

CONDENSED STATEMENTS OF INCOME

	December 31, 2007	2006	2005
Income			
Dividends from Subsidiaries	$ 20,979	$ 33,919	$ 30,930
Administrative Services Fees from Subsidiaries	17,670	15,104	13,823
Other Income	102	240	644
Total Income	38,750	49,263	45,397
Expenses			
Amortization of Core Deposit Intangibles and Fair Value Adjustments	11	11	11
Interest Expense	7,750	8,124	7,432
Salaries and Employee Benefits	16,111	13,934	12,500
Net Occupancy Expenses	1,198	1,232	1,294
Equipment Expenses	3,772	4,210	3,418
Telephone Expenses	915	1,108	1,181
Postage and Courier Expenses	1,797	1,658	1,528
Other Expenses	5,898	2,548	2,394
Total Expenses	37,452	32,825	29,758
Income Before Income Tax Benefit and Equity in Undistributed Income of Subsidiaries	1,298	16,438	15,639
Income Tax Benefit	7,355	6,771	5,404
Income Before Equity in Undistributed Income of Subsidiaries	8,653	23,209	21,043
Equity in Undistributed (Distributions in Excess of) Income of Subsidiaries	22,986	6,989	9,196
Net Income	$ 31,639	$ 30,198	$ 30,239

CONDENSED STATEMENTS OF CASH FLOWS

	Year Ended December 31, 2007	2006	2005
Operating Activities:			
Net Income	$ 31,639	$ 30,198	$ 30,239
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:			
Amortization	11	11	11
Share-based Compensation	723	41	
Distributions in Excess of (Equity in Undistributed) Income of Subsidiaries	(22,986)	(6,989)	(9,196)
Net Change in:			
Other Assets	3,143	(3,166)	(2,220)
Other Liabilities	(2,237)	5,923	1,680
Net Cash Provided by Operating Activities	10,293	26,018	20,514
Investing Activities - Investment in Subsidiaries	2,559	840	(2,884)
Net Cash Provided (Used) by Investing Activities	2,559	840	(2,884)
Financing Activities:			
Cash Dividends	(16,854)	(16,951)	(16,981)
Borrowings	73,202	3,750	9,833
Repayment of Borrowings	(56,832)	(8,250)	(3,083)
Stock Issued Under Employee Benefit Plans	787	857	914
Stock Issued Under Dividend Reinvestment and Stock Purchase Plan	1,170	1,190	933
Stock Options Exercised	496	1,228	2,174
Stock Redeemed	(12,751)	(5,690)	(9,658)
Other		381	
Net Cash Used by Financing Activities	(10,782)	(23,485)	(15,868)
Net Change in Cash	2,070	3,373	1,762
Cash, Beginning of Year	6,122	2,749	987
Cash, End of Year	$ 8,192	$ 6,122	$ 2,749

(table dollar amounts in thousands, except share data)

NOTE 21

QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The following table sets forth certain quarterly results for the years ended December 31, 2007 and 2006:

QUARTER ENDED	INTEREST INCOME	INTEREST EXPENSE	NET INTEREST INCOME	PROVISION FOR LOAN LOSSES	NET INCOME	AVERAGE SHARES OUTSTANDING BASIC	AVERAGE SHARES OUTSTANDING DILUTED	NET INCOME PER SHARE BASIC	NET INCOME PER SHARE DILUTED
2007:									
March	$ 55,241	$ 28,166	$ 27,075	$ 1,599	$ 7,771	18,410,958	18,495,926	$ .42	$ .42
June	57,008	29,393	27,615	1,648	6,208	18,290,918	18,368,513	.34	.34
September	59,157	30,622	28,535	2,810	8,350	18,221,467	18,276,180	.46	.46
December	59,327	29,432	29,895	2,450	9,310	18,080,281	18,137,667	.51	.51
	$ 230,733	$ 117,613	$ 113,120	$ 8,507	$ 31,639	18,249,919	18,313,964	$1.73	$1.73
2006:									
March	$ 48,062	$ 20,473	$ 27,589	$ 1,726	$ 7,509	18,425,047	18,532,136	$ .41	$ .41
June	51,047	23,281	27,766	1,729	7,291	18,385,298	18,463,278	.39	.39
September	54,325	26,701	27,624	1,558	7,739	18,317,558	18,380,631	.42	.42
December	55,172	28,056	27,116	1,245	7,659	18,405,330	18,497,507	.42	.42
	$ 208,606	$ 98,511	$ 110,095	$ 6,258	$ 30,198	18,383,074	18,466,753	$1.64	$1.64

NOTE 22

DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

Statement of Financial Accounting Standards No. 133, *Accounting for Derivative Instruments and Hedging Activities* (SFAS 133), as amended and interpreted, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. As required by SFAS 133, the Corporation records all derivatives on the balance sheet at fair value. The accounting for changes in the fair value of derivatives depends on the intended use of the derivative and the resulting designation. Derivatives used to hedge the exposure to changes in the fair value of an asset, liability, or firm commitment attributable to a particular risk, such as interest rate risk, are considered fair value hedges. Derivatives used to hedge the exposure to variability in expected future cash flows, or other types of forecasted transactions, are considered cash flow hedges. To qualify for hedge accounting, the Corporation must comply with the detailed rules and strict documentation requirements at the inception of the hedge, and hedge effectiveness is assessed at inception and periodically throughout the life of each hedging relationship. Hedge ineffectiveness, if any, is measured periodically throughout the life of the hedging relationship.

The Corporation's objective in using derivatives is to add stability to interest income and to manage its exposure to changes in interest rates. To accomplish this objective, the Corporation uses interest rate floors to protect against movements in interest rates below the floors' strike rates over the life of the agreements. The interest rate floors have notional amounts of $50,000,000, $100,000,000, and $100,000,000 with corresponding strike rates of 6.0%, 7.0% and 7.5%, respectively. All of the floors have maturity dates of August 1, 2009. During 2007, the floors were used to hedge the variable cash flows associated with existing variable-rate loan assets that are based on the prime rate (Prime). For accounting purposes, the floors are designated as a cash flow hedge of the overall changes in cash flows on the first Prime-based interest payments received by the Corporation each calendar month during the term of the hedges that, in aggregate for each period, are interest payments on principal from specified portfolios equal to the notional amount of the floors.

For derivatives designated as cash flow hedges, the effective portion of changes in the fair value of the derivative is initially reported in other comprehensive income (outside of earnings) and subsequently reclassified to earnings ("interest income on loans") when the hedged transaction affects earnings. Ineffectiveness resulting from the hedging relationship, if any, is recorded as a gain or loss in earnings as part of non-interest income. Based on the Corporation's assessments both at inception and throughout the life of the hedging relationship, it is probable that sufficient Prime-based interest receipts will exist through the maturity dates of the floors.

The Corporation uses the "Hypothetical Derivative Method" described in Statement 133 Implementation Issue No. G20, "Cash Flow Hedges: Assessing and Measuring the Effectiveness of a Purchased Option Used in a Cash Flow Hedge," for quarterly prospective and retrospective assessments of hedge effectiveness, as well as for measurements of hedge ineffectiveness. The effective portion of changes in the fair value of the derivative is initially reported in other comprehensive income (outside of earnings) and subsequently reclassified to earnings ("interest income on loans") when the hedged transactions affect earnings. Ineffectiveness resulting from the hedge is recorded as a gain or loss in the consolidated statement of income as part of non-interest income. The Corporation also monitors the risk of counterparty default on an ongoing basis.

(table dollar amounts in thousands, except share data)

NOTE 22

DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES continued

Prepayments in hedged loan portfolios are treated in a manner consistent with the guidance in Statement 133 Implementation Issue No. G25, "Cash Flow hedges: Using the First-Payments-Received Technique in Hedging the Variable Interest Payments on a Group of Non-Benchmark-Rate-Based Loans," which allows the designated forecasted transactions to be the variable, Prime-rate-based interest payments on a rolling portfolio of prepayable interest-bearing loans using the first-payments-received technique, thereby allowing interest payments from loans that prepay to be replaced with interest payments from new loan originations.

As of December 31, 2007, no derivatives were designated as fair value hedges or hedges of net investments in foreign operations. Additionally, the Corporation does not use derivatives for trading or speculative purposes.

For the years ended December 31, 2007 and 2006, the interest rate floors designated as cash flow hedges had a fair value of $2,001,000 and $428,000, respectively, which were included in "Other Assets". The change in net unrealized gains/losses on cash flow hedges reported in the consolidated statements of changes in shareholders' equity was a net of tax gain of $1,057,000 during 2007, and a loss of $125,000 during 2006.

For the year ended December 31, 2007, the Corporation recognized a gain of $64,000 for hedge ineffectiveness due to mismatches in the terms of the floor and the hedged loans, which is reported in other income in the consolidated statements of income.

Amounts reported in accumulated other comprehensive income related to the interest rate floor will be reclassified to interest income as interest payments are received on the Corporation's variable-rate assets. The change in net unrealized gains/losses on cash flow hedges reflects a reclassification of $48,000 of net unrealized gains and $38,000 of net unrealized losses from accumulated other comprehensive income to interest income during 2007 and 2006, respectively. During 2008, the Corporation estimates that an additional $787,000 will be reclassified.

Interest rate floors are valued using market standard methodologies that incorporate implied forward interest rates and implied volatility as inputs. The fair value of each floor is obtained by summing the values of each individual floorlet - which are monthly European-style options on the daily-weighted-average Prime rate. The fair value of each floorlet is calculated using the Black-Scholes Model.

NOTE 23

ACCOUNTING MATTERS

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements*. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting standards, and expands disclosures about fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. We do not expect that the adoption of SFAS No. 157 will have a material impact on our financial condition or results of operations.

The Corporation adopted the provisions of the Financial Accounting Standards Board (FASB) Interpretation No. 48 (FIN 48), Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109, on January 1, 2007. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. As a result of the implementation of FIN 48, the Corporation did not identify any uncertain tax positions that it believes should be recognized in the financial statements. The tax years still subject to examination by taxing authorities are years subsequent to 2003.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities; including an Amendment of FASB Statement No. 115" (SFAS 159). SFAS 159 permits entities with an irrevocable option to report most financial assets and liabilities at fair value, with subsequent changes in fair value reported in earnings. The election can be applied on an instrument-by-instrument basis. The statement establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. Unrealized gains and losses on items for which the fair value option has been elected will be recognized in earnings at each subsequent reporting date. The provisions of FAS 159 are effective for the fiscal year beginning January 1, 2008. The Corporation does not expect the adoption of SFAS No. 159 to have a material impact on the operations of the Corporation.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

In connection with its audits for the two most recent fiscal years ended December 31, 2007, there have been no disagreements with the Corporation's independent registered public accounting firm on any matter of accounting principles or practices, financial statement disclosure or audit scope or procedure, nor have there been any changes in accountants.

ITEM 9A. CONTROLS AND PROCEDURES

At the end of the period covered by this report (the "Evaluation Date"), the Corporation carried out an evaluation, under the supervision and with the participation of the Corporation's management, including the Corporation's Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of its disclosure controls and procedures pursuant to Rule 13a-15(b) and 15d-15(b) of the Securities Exchange Act of 1934 ("Exchange Act"). Based upon that evaluation, the Corporation's Chief Executive Officer and Chief Financial Officer concluded that, as of the Evaluation Date, the Corporation's disclosure controls and procedures are effective. Disclosure controls and procedures are controls and procedures that are designed to ensure that information required to be disclosed in Corporation reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of the Corporation is responsible for establishing and maintaining effective internal control over financial reporting as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934. The Corporation's internal control over financial reporting is designed to provide reasonable assurance to the Corporation's management and board of directors regarding the preparation and fair presentation of published financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Accordingly, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Management assessed the effectiveness of the Corporation's internal control over financial reporting as of December 31, 2007. In making this assessment, management used the criteria set forth in "Internal Control - Integrated Framework" issued by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission. Based on this assessment, management has determined that the Corporation's internal control over financial reporting as of December 31, 2007 is effective based on the specified criteria.

There have been no changes in the Corporation's internal controls over financial reporting identified in connection with the evaluation referenced above that occurred during the Corporation's last fiscal quarter that have materially affected, or are reasonably likely to materially affect, the Corporation's internal control over financial reporting.

PART II: ITEM 9., ITEM 9A. AND ITEM 9B.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Audit Committee, Board of Directors and Stockholders
First Merchants Corporation
Muncie, Indiana

We have audited First Merchants Corporation's internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, First Merchants Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (OSO).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements of First Merchants Corporation and our report dated February 8, 2008, expressed an unqualified opinion thereon.

BKD, LLP

Indianapolis, Indiana
February 8, 2008

ITEM 9B. OTHER INFORMATION

None

PART III: ITEM 10., ITEM 11., ITEM 12., ITEM 13. AND ITEM 14.

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

The information in the Corporation's Proxy Statement dated March 19, 2008 furnished to its stockholders in connection with an annual meeting to be held April 29, 2008 (the "2008 Proxy Statement"), under the captions "INFORMATION REGARDING DIRECTORS", "COMMITTEES OF THE BOARD" and "SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE", is expressly incorporated herein by reference. The information required under this item relating to executive officers is set forth in Part I, "Supplemental Information - Executive Officers of the Registrant" on this Annual Report on Form 10-K.

The Corporation has adopted a Code of Ethics that applies to its Chief Executive Officer, Chief Operating Officer, Chief Financial Officer, Controller and Treasurer. It is part of the Corporation's Code of Business Conduct, which applies to all employees and directors of the Corporation and its affiliates. A copy of the Code of Business Conduct may be obtained, free of charge, by writing to First Merchants Corporation at 200 East Jackson Street, Muncie, IN 47305. In addition, the Code of Ethics is maintained on the Corporation's website, which can be accessed at http://www.firstmerchants.com.

ITEM 11. EXECUTIVE COMPENSATION

The information in the Corporation's 2008 Proxy Statement, under the captions, "COMPENSATION OF DIRECTORS", "COMPENSATION OF EXECUTIVE OFFICERS", "COMMITTEES OF THE BOARD-Compensation and Human Resources Committee Interlocks and Insider Participation" and "COMMITTEES OF THE BOARD-Compensation and Human Resources Committee Report" is expressly incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information in the Corporation's 2008 Proxy Statement, under the captions, "SECURITY OWNERSHIP OF BENEFICIAL OWNERS AND MANAGEMENT - Securities Ownership of Certain Beneficial Owners" and "SECURITY OWNERSHIP OF BENEFICIAL OWNERS AND MANAGEMENT - Security Ownership of Directors and Executive Officers", is expressly incorporated herein by reference. The information required under this item relating to equity compensation plans is set forth in Part II, Item 5 under the table entitled "Equity Compensation Plan Information" on this Annual Report on Form 10-K.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The information in the Corporation's 2008 Proxy Statement, under the captions, "SECURITY OWNERSHIP OF BENEFICIAL OWNERS AND MANAGEMENT - Securities Ownership of Certain Beneficial Owners," and "TRANSACTIONS WITH RELATED PERSONS", is expressly incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information in the Corporation's 2008 Proxy Statement, under the caption "INDEPENDENT AUDITOR", is expressly incorporated herein by reference.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

FINANCIAL INFORMATION

This Annual Report to Shareholders intentionally omits (i) the list of financial statements, financial statement schedules and exhibits required to be set forth under Item 15 of the Corporation's 2007 Annual Report on Form 10-K, (ii) the signatures required on the Corporation's 2007 Annual Report on Form 10-K and (iii) the exhibits required to be filed as part of the Corporation's 2007 Annual Report on Form 10-K. A complete copy of the Corporation's 2007 Annual Report on Form 10-K may be obtained as provided on page 5 and 6 hereof.

CULTURE STATEMENT

We are a team of associates who support and expect superior results from our company and ourselves. Accountability and execution are the foundations of our success.



CORE VALUES

CLIENT SATISFACTION:

Focus on the client in all that we do.

TEAMWORK:

Teams make better decisions.

LOCAL DECISIONS:

Make decisions locally – stay close to the client.

INTEGRITY:

Maintain the highest standards with clients, associates, communities and stakeholders.

QUALITY:

Provide predictable superior execution.

PEOPLE:

Respect and value people as our competitive advantage.

FINANCIAL PERFORMANCE:

Operate profitable lines of business to benefit our stakeholders.

OUR MISSION

To deliver superior, personalized financial solutions to consumer and closely held commercial clients, in diverse community markets, by providing sound advice and products that exceed expectations.

OUR VISION

A financial services company focused on building deep, lifelong client relationships and providing maximum shareholder value. We provide an environment where customers can bank with their neighbors, realizing that our business begins and ends with people.

The greater part of progress is the desire to progress.

— SENECA



CORPORATE HEADQUARTERS

First Merchants Corporation

200 East Jackson Street

Muncie, Indiana 47305

765.747.1500

www.firstmerchants.com

ANNUAL REPORT 2007

First Merchants Corporation


END

www.firstmerchants.com